         As filed with the Securities and Exchange Commission on January 2, 2002

                                                      Registration No. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

         FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
              OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT L
                           (Exact name of Registrant)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                               James D. Gallagher

                          Secretary and General Counsel
                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                                Boston, MA 02108

                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007


Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT L
                       Registration Statement on Form S-6

                              Cross-Reference Sheet

Form
N-8B-2
Item No.           Caption in Prospectus / (*** Caption in Prospectus Supplement)
--------           ------------------------------------------------------------

1                  Cover page: General Information About Manufacturers Life of
                   America, Separate Account One and NASL Series Trust (What is
                   Manufacturers Life of America's Separate Account One?);
                   (***General Information About Manulife USA, The Separate
                   Account and the Trust)

2                  Cover page: General Information About Manufacturers Life of
                   America, Separate Account One and NASL Series Trust (Who are
                   Manufacturers Life of America and Manufacturers Life?);
                   (***General Information About Manulife USA, The Separate
                   Account and the Trust)

3                  *

4 Detailed Information about the Policy and Manufacturers Life of America (Who Sells the Policies and What Are the Sales
                   Commissions?); (***Other Information - Distribution of the
                   Policies)

5                  General Information About Manufacturers Life of America,
                   Separate Account One and NASL Series Trust (What is
                   Manufacturers Life of America's Separate Account One?);
                   (***General Information About Manulife USA, The Separate
                   Account and the Trust)

6                  General Information About Manufacturers Life of America
                   Separate Account One and NASL Series Trust (What is
                   Manufacturers Life of America's Separate Account One?);
                   (***General Information About Manulife USA, The Separate
                   Account and the Trust)

7                  *

8                  *

9 Detailed Information About the Policy and Manufacturers Life of America (Is There any Litigation Pending?); (***Other
                   Information - Litigation)

10 Detailed Information About the Policy and Manufacturers Life of America; Appendix C; Appendix D

11                 General Information About Manufacturers Life of America,
                   Separate Account One and NASL Series Trust (What is NASL
                   Series Trust?) (***General Information About Manulife USA,
                   The Separate Account and the Trust)

12                 General Information About Manufacturers Life of America,
                   Separate Account One and NASL Series Trust (What is NASL
                   Series Trust?); (***General Information About Manulife USA,
                   The Separate Account and the Trust)

13 Detailed Information About the Policy and Manufacturers Life of America (How Will Charges and Expenses Be Deducted?);
                   (***Investment Management Fees and Expenses)

14 Detailed Information About the Policy and Manufacturers Life of America (How Do Premium Amounts Vary?; What
                   Responsibilities Has Manufacturers Life Assumed?); (***Other
                   Information - Responsibilities of Manufacturers Life)

15 Detailed Information About the Policy and Manufacturers Life of America (When Are Net Premiums Allocated?; Are Transfers
                   Between Sub-Accounts Allowed?)

16                 **

17 Detailed Information About the Policy and Manufacturers Life of America (How Does The Surrender Of A Policy For Its Net
                   Value Work?; When Are Proceeds Paid?)

Form
N-8B-2
Item No.           Caption in Prospectus / (*** Caption in Prospectus Supplement)
--------           ------------------------------------------------------------

18                 General Information About Manufacturers Life of Separate
                   Account One and NASL Series Trust; (***General Information
                   About Manulife USA, The Separate Account and the Trust)

19                 Detailed Information About the Policy and Life of America
                   (Who Sells the Policies and What Are the Sales Commissions?;
                   What Reports Will Be Sent to Policyowners?; What
                   Responsibilities Has Manufacturers Life Assumed?); (***Other
                   Information - Responsibilities of Manufacturers Life)

20                 *

21 Detailed Information About the Policy and Manufacturers Life of America

22                 *

23                 **

24 Detailed Information About the Policy and Manufacturers Life of America (What Are The Other General Policy Provisions?)

25                 General Information About Manufacturers Life of America,
                   Separate Account One and NASL Series Trust (Who Are
                   Manufacturers Life of America and Manufacturers Life?);
                   (***General Information About Manulife USA, The Separate
                   Account and the Trust)

26                 *

27                 **

28 Detailed Information About the Policy and Manufacturers Life of America (Who Are The Directors and Officers of
                   Manufacturers Life of America?); (***Other Information -
                   Officers and Directors of Manulife USA)

29                 General Information About Manufacturers Life of America,
                   Separate Account One and NASL Series Trust (Who Are
                   Manufacturers Life of America and Manufacturers Life?);
                   (***General Information About Manulife USA, The Separate
                   Account and the Trust)

31                 *

32                 *

33                 *

34                 *

35                 **

36                 *

37                 *

38                 Detailed Information About the Policy and Life of America
                   (Who Sells the Policies and What Are the Sales Commissions?;
                   What Responsibilities Has Manufacturers Life Assumed?);
                   (***Other Information - Responsibilities of Manufacturers
                   Life)

39                 Detailed Information about the Policy and Life of America
                   (Who Sells the Policies and What Are the Sales Commissions?);
                   (***Other Information - Distribution of the Policies)

40                 *

41                 **

42                 *

43                 *

44                 Appendix D

45                 *

46 Detailed Information About the Policy and Manufacturers Life of America (How Does The Surrender Of A Policy For Its Net
                   Cash Value Work?; When Are Proceeds Paid?)

Form
N-8B-2
Item No.           Caption in Prospectus / (*** Caption in Prospectus Supplement)
--------           ------------------------------------------------------------


47                 General Information About Manufacturers Life of America,
                   Separate Account One and NASL Series Trust (What is NASL
                   Series Trust?); (***General Information About Manulife USA,
                   The Separate Account and the Trust)

48                 *

49                 *

50                 General Information About Manufacturers Life of America,
                   Separate Account One and NASL Series Trust (What is
                   Manufacturers Life of America's Separate Account One?);
                   (***General Information About Manulife USA, The Separate
                   Account and the Trust)

51 Detailed Information About the Policy and Manufacturers Life of America

52 Detailed Information About the Policy and Manufacturers Life of America (Under What Circumstances May Fund Shares Be
                   Substituted?)

53                 **

54                 *

55                 *

56                 *

57                 *

58                 *

59                 Financial Statements

----------
* Omitted since answer is negative or item is not applicable.

** Omitted.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT L
                                       OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 78304

                                   SUPPLEMENT
                            DATED JANUARY 2, 2002 TO:

             PROSPECTUS FOR THE MANUFACTURERS LIFE INSURANCE COMPANY
             OF AMERICA SEPARATE ACCOUNT ONE DATED DECEMBER 31, 1996
                 FIXED PREMIUM VARIABLE LIFE INSURANCE CONTRACTS
                                ("Director 2000")

         This supplement updates certain information in the attached prospectus which you received for the variable life insurance policy (the "Policy") you purchased from The Manufacturers Life Insurance Company of America ("ManAmerica"). This supplement, together with the prospectus described above, constitutes the current prospectus ("Prospectus") for such Policy. The Policies are no longer being offered for sale, but policyowners may continue to make purchase payments under the Policies, make withdrawals from the separate accounts in which the Policies are funded, and transfer amounts among the sub-accounts available under the Policies.

                THE DATE OF THIS PROSPECTUS IS JANUARY 2, 2002.

TABLE OF CONTENTS

                                                                              PAGE

Change in Depositor for the Separate Account ............................      2
Investment Management Fees and Expenses .................................      2
General Information about Manulife USA, the
Separate Account and the Trust...........................................      3
Other Information .......................................................      5
Illustrations ...........................................................      7
Independent Auditors ....................................................      7
Financial Statements ....................................................      8


CHANGE IN DEPOSITOR FOR THE SEPARATE ACCOUNT

         Effective January 1, 2002, ManAmerica transferred substantially all of its assets and liabilities to The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA", the "Company", "we" or "us"). As a result of the transfer, The Manufacturers Life Insurance Company of America Separate Account One has been renamed as The Manufacturers Life Insurance Company (U.S.A.) Separate Account L (the "Separate Account"). In addition, Manulife USA became the depositor for the Separate Account and the co-issuer with the Separate Account of the Policies.

         Except for the succession of Manulife USA to the role of depositor for the Separate Account and to the liabilities and obligations arising under the Policies, and the change in the name of the Separate Account as set forth above, the transfer did not affect the Separate Account or any provisions of, any rights and obligations under, or any of your allocations among investment options under, the Policies.

INVESTMENT MANAGEMENT FEES AND EXPENSES
(Supplements information in the Prospectus under the captions "How Will Charges and Expenses Be Deducted? - NASL Series Trust Charges")

         Each sub-account of the Separate Account purchases shares of one of the separate investment portfolios ("Portfolios") of Manufacturers Investment Trust (the "Trust") at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

TRUST ANNUAL EXPENSES

(as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)(B)




                                          MANAGEMENT             CLASS A                               TOTAL TRUST
           TRUST PORTFOLIO                   FEES            RULE 12b-1 FEE     OTHER EXPENSES       ANNUAL EXPENSES
--------------------------------------------------------------------------------------------------------------------
Emerging Small Company ......                0.896%              0.150%             0.050%               1.096%
Quantitative Equity .........                0.596%              0.150%             0.050%               0.796%
Real Estate Securities ......                0.647%(A)           0.150%             0.060%               0.857%
Balanced ....................                0.554%(A)           0.150%             0.060%               0.764%
Investment Quality Bond .....                0.500%              0.150%             0.080%               0.730%
Money Market ................                0.350%              0.150%             0.040%               0.540%

-----------------

         (A) Based on estimates for the current fiscal year.

         (B) Effective January 1, 2002, the Trust implemented a Class A Rule 12b-1 plan whiles simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.

GENERAL INFORMATION ABOUT MANULIFE USA, THE SEPARATE ACCOUNT AND THE TRUST (Replaces information in the Prospectus under a similar caption)

MANULIFE USA

         Manulife USA is a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and re-domesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York and have our home office located at 38500 Woodward Avenue, Bloomfield Hills, Michigan 48304. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company ("Manufacturers Life") and its subsidiaries, collectively known as Manulife Financial. Manufacturers Life is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.

RATINGS

         Manufacturers Life and Manulife USA have received the following ratings from independent rating agencies:

         Standard and Poor's Insurance Ratings Service:       AA+ (for financial strength)
         A.M. Best Company:                                   A++ (for financial strength)
         Fitch:                                               AAA (for insurer financial strength)
         Moody's Investors Service, Inc.:                     Aa2 (for financial strength)

         These ratings, which are current as of the date of this Prospectus and are subject to change, are assigned to Manulife USA as a measure of the Company's ability to honor the death benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNT

         The Manufacturers Life Insurance Company (U.S.A.) Separate Account L, formerly The Manufacturers Life Insurance Company of America Separate Account One, was established by ManAmerica on May 25, 1983 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, as a result of the transfer of substantially all of the assets and liabilities of ManAmerica to Manulife U.S.A., as described above, Manulife USA became the owner of substantially all of ManAmerica's assets, including all the assets of the Separate Account, and assumed substantially all of ManAmerica's obligations, including all those under the Policies. The Separate Account is currently used only to support variable life insurance policies.

         Manulife USA is the legal owner of the assets of the Separate Account. The income, gains and losses of the Separate Account, whether or not realized, are, in accordance with the Policies, credited to or charged against the Separate Account without regard to the other income, gains or losses of Manulife USA. Manulife USA will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manulife USA conducts. However, all obligations under the Policies are general corporate obligations of Manulife USA.

         The Separate Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 Act, as amended (the "1940 Act"), as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes, the Separate Account is treated as a part or division of Manulife USA.

THE TRUST

         Premiums under the Policies are allocated to one or more of the sub-accounts of the Separate Account. As stated above, the assets of each sub-account of the Separate Account are used to purchase Class A shares of a particular Portfolio of the Trust. The Trust is registered under the 1940 Act as an open-end management investment company.

         The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Trust also employs subadvisers which manage all of the Portfolios. One of the subadvisers is Manufacturers Adviser Corporation ("MAC"). The ultimate parent of MSS and MAC is MFC. The following subadvisers provide investment subadvisory services to the indicated Portfolios:

         SUBADVISER                                     PORTFOLIO(S)
         ----------                                     ------------

         Cohen & Steers Capital Management, Inc.:       Real Estate Securities Trust

         Franklin Advisers, Inc.:                       Emerging Small Company Trust

         Manufacturers Adviser Corporation:             Quantitative Equity Trust
                                                        Balanced Trust
                                                        Money Market Trust

         Wellington Management Company, LLP:            Investment Quality Bond Trust

ELIGIBLE PORTFOLIOS OF THE TRUST

         The Portfolios of the Trust which are available under the Policies are: the Emerging Small Company Trust, Quantitative Equity Trust, Real Estate Securities Trust, Balanced Trust, Investment Quality Bond Trust and Money Market Trust. The investment objectives and certain policies of these Portfolios are set forth below.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index* ("small cap stocks") at the time of purchase.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

*"Russell 2000(R)" is a trademark of Frank Russell Company.

         A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this Prospectus.

OTHER INFORMATION
(Supplements information in the Prospectus under the captions "Who Sells the Policies?," "Is There Any Litigation Pending?" and "What Responsibilities Has Manufacturers Life Assumed?")

DISTRIBUTION OF THE POLICIES

         Manulife Financial Securities LLC ("Manulife Securities"), an indirect wholly-owned subsidiary of MFC, is the principal underwriter of the Policies pursuant to a Distribution Agreement with Manulife USA. Manulife Securities is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. Manulife Securities is located at 73 Tremont Street, Boston, MA 02108 and is organized as a Delaware limited liability company. The sole member of Manulife Securities is Manulife USA, and the following officers of Manulife USA have power to act on behalf of Manulife Securities: John DesPrez* (Chairman and President), John Ostler** (Vice President and Chief Financial Officer) and James Gallagher* (Vice President , Secretary and General Counsel) The board of managers of Manulife Securities (consisting of Gary Buchanan**, Robert Cook* and John Vrysen***) may also act on behalf of Manulife Securities.

*Principal business office is 73 Tremont Street, Boston, MA 02108

**Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

***Principal business office is 680 Washington Blvd, Stamford, CT 06901

LITIGATION

         There is no pending litigation that would have a material impact on Manulife USA or the Separate Account.

RESPONSIBILITIES OF MANUFACTURERS LIFE

         Manufacturers Life and Manulife USA have entered into an agreement with Manulife Securities pursuant to which Manufacturers Life or Manulife USA, on behalf of Manulife Securities, will pay the sales commissions in respect of the Policies and certain other policies issued by Manulife USA, prepare and maintain all books and records required to be prepared and maintained by Manulife Securities with respect to the Policies and such other policies, and send all confirmations required to be sent by Manulife Securities with respect to the Policies and such other policies. Manulife Securities will promptly reimburse Manufacturers Life or Manulife USA for all sales commissions paid by Manufacturers Life or Manulife USA and will pay Manufacturers Life or Manulife USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.

         MFC has also entered into a Service Agreement with Manulife USA pursuant to which MFC will provide Manulife USA with issue, administrative and general services and recordkeeping functions on behalf of Manulife USA with respect to all of its insurance policies, including the Policies.

          Finally, Manulife USA may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which contracts issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of the insured.

OFFICERS AND DIRECTORS OF MANULIFE USA
(Replaces  information in the Prospectus under the similar caption)


                           Position with
Name                       Manulife USA                     Principal Occupation
----                       ------------                     --------------------

James Boyle (42) **        Director                         President of U.S. Annuities, Manulife Financial, July 1999 to
                                                            present; Vice President, Institutional Markets, Manulife
                                                            Financial, May 1998 to June 1999; Vice President,
                                                            Administration of U.S. Annuities, Manulife Financial, September
                                                            1996 to May 1998; Vice President, Treasurer and Chief
                                                            Administrative Officer, North American Funds, June 1994 to
                                                            September 1996.

Robert A. Cook             Senior Vice President,           Senior Vice President, U.S. Individual Insurance, The
(45) **                    U.S. Insurance; Director         Manufacturers Life Insurance Company, January 1999 to present;
                                                            Vice President, Product Management, The Manufacturers Life Insurance
                                                            Company, January 1996 to December 1998; Sales and Marketing Director,
                                                            The Manufacturers Life Insurance Company, 1994 to 1995.

Peter Copestake            Vice President, Finance          Vice President & Treasurer, The Manufacturers Life Insurance
(45) ***                                                    Company, November 1999 to present; Vice President, Asset
                                                            Liability Management, Canadian Imperial Bank of Commerce (CIBC), 1991
                                                            to 1999; Director, Capital Management, Bank of Montreal, 1986-1990;
                                                            Inspector General of Banks, Department of Finance, 1980-1985.

John D. DesPrez            Chairman and President           Executive Vice President, U.S. Operation, The Manufacturers
III (44) **                                                 Life Insurance Company, January 1999 to date; Senior Vice
                                                            President, U.S. Annuities, The Manufacturers Life Insurance Company,
                                                            September 1996 to December 1998; President of The Manufacturers Life
                                                            Insurance Company of North America, September 1996 to December, 1998;
                                                            Vice President, Mutual Funds, North American Security Life Insurance
                                                            Company, January 1995 to September 1996.

James D. Gallagher         Vice President,                  Vice President, US Law and Government Relations, U.S.
(45) **                    Secretary and General            Operations, The Manufacturers Life Insurance Company, January
                           Counsel                          1996 to present; President, The Manufacturers Life Insurance
                                                            Company of New York, August 1999 to present, Vice President,
                                                            Secretary and General Counsel, The Manufacturers Life Insurance
                                                            Company of America, January 1997 to present; Secretary and
                                                            General Counsel, Manufacturers Adviser Corporation, January
                                                            1997 to present; Vice President, Secretary and General Counsel,
                                                            The Manufacturers Life Insurance Company of North America, 1994
                                                            to present.

Donald Guloien             Executive Vice President         Executive Vice President & Chief Investment Officer, The
(44) ***                   and Chief Investment             Manufacturers Life Insurance Company, March 2001 to Present;
                           Officer                          Executive Vice President, Business Development, The
                                                            Manufacturers Life Insurance Company, January 1999 to March
                                                            2001; Senior Vice President, Business Development, The Manufacturers
                                                            Life Insurance Company, 1994 to December 1998.

Geoffrey Guy               Director                         Executive Vice President and Chief Actuary, The Manufacturers
(53) ***                                                    Life Insurance Company, February 2000 to present; Senior Vice
                                                            President and Chief Actuary, The Manufacturers Life Insurance Company,
                                                            1996 to 2000; Vice President and Chief Actuary, The Manufacturers Life
                                                            Insurance Company, 1993 to 1996; Vice President and Chief Financial
                                                            Officer, U.S. Operations, The Manufacturers Life Insurance Company,
                                                            1987 to 1993.

John Lyon (48) ***         Vice President and Chief         Vice President & Chief Financial Officer, Investments, The
                           Financial Officer,               Manufacturers Life Insurance Company; April 2001 to Present;
                           Investments; Director            Vice President, Business Development, The Manufacturers Life
                                                            Insurance Company, 1995-2001; Assistant Vice President, Business
                                                            Development, The Manufacturers Life Insurance Company, 1994-

                           Position with
Name                       Manulife USA                     Principal Occupation
----                       ------------                     --------------------

                                                            1995; Director/Manager, Corporate Finance, The Manufacturers Life
                                                            Insurance Company, 1992-1994.

James O'Malley             Senior Vice President,           Senior Vice President, U.S. Pensions, The Manufacturers Life
(54) ***                   U.S. Group Pension;              Insurance Company, January 1999 to present; Vice President,
                           Director                         Systems New Business Pensions, The Manufacturers Life Insurance
                                                            Company, 1984 to December 1998.

Rex Schlaybaugh,           Director                         Member, Dykema Gossett, PLLC, 1982 to present.
Jr.  (51) ****

John Ostler (47) **        Vice President and Chief         Vice President and Chief Financial Officer, U.S. Operations,
                           Financial Officer                The Manufacturers Life Insurance Company, October 1, 2000 to
                                                            present; Vice President and Corporate Actuary, The
                                                            Manufacturers Life Insurance Company, March 1998 to September
                                                            2000; Vice President & CFO U.S. Individual Insurance, The
                                                            Manufacturers Life Insurance Company, 1992 to March 1998; Vice
                                                            President, U.S. Insurance Products, The Manufacturers Life
                                                            Insurance Company, 1990 - 1992; Assistant Vice President &
                                                            Pricing Actuary, US Insurance, The Manufacturers Life Insurance
                                                            Company, 1988-1990.

Warren Thomson             Senior Vice President,           Senior Vice President, Investments, The Manufacturers Life
(46) ***                   Investments                      Insurance Company, May 2001 to Present; President, Norfolk
                                                            Capital Partners Inc. 2000 - May 2001; Managing Director,
                                                            Public Sector Finance, New Capital Group Inc. 1995-2000; Tax
                                                            Partner, Coopers & Lybrand Chartered Accounts, 1994-1995;
                                                            Taxation Vice President, The Manufacturers Life Insurance
                                                            Company, 1987-1994.

Denis Turner               Vice President and               Vice President and Chief Accountant, U.S. Division, The
(44) ***                   Treasurer                        Manufacturers Life Insurance Company, May 1999 to present; Vice
                                                            President and Treasurer, The Manufacturers Life Insurance Company of
                                                            America, May 1999 to present; Assistant Vice President, Financial
                                                            Operations, Reinsurance Division, The Manufacturers Life Insurance
                                                            Company, February 1998 to April 1999; Assistant Vice President &
                                                            Controller, Reinsurance Division, The Manufacturers Life Insurance
                                                            Company, November 1995, to January 1998, Assistant Vice President,
                                                            Corporate Controllers, The Manufacturers Life Insurance Company,
                                                            January 1989 to October 1995.


----------

** Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.

*** Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.

**** Principal business address is Dykema Gossett, 800 Michigan National Tower, Lansing, Michigan 48933.

ILLUSTRATIONS

(Supplements the information in the Prospectus under the caption "What Are Some Illustrations of Cash Values and Death Benefits")

         The Company is not providing updated illustrations of policy values, cash surrender values and death benefits because the Policies are no longer being sold.

INDEPENDENT AUDITORS

(Replaces certain  information in the Prospectus under the caption "Experts")

         The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, and the financial statements of Separate Account One of The Manufacturers Life Insurance Company of America at December 31, 2000 and 1999, and for each of the two years in the period ended December 31,

2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

         The financial statements of Manulife USA included in this Prospectus should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of Manulife USA to meet its obligations under the Policies.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)







                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998








   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                           [MANULIFE FINANCIAL LOGO]

                       FINANCIAL STATEMENTS AND SCHEDULES
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                                    CONTENTS

Report of Independent Auditors...............................................  3
Audited Consolidated Financial Statements
     Consolidated Balance Sheets.............................................  4
     Consolidated Statements of Income.......................................  5
     Consolidated Statements of Changes in Capital and Surplus...............  6
     Consolidated Statements of Cash Flows...................................  7
Notes to Consolidated Financial Statements...................................  8

                         REPORT OF INDEPENDENT AUDITORS




THE BOARD OF DIRECTORS
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)


We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company (U.S.A) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.





Philadelphia, Pennsylvania                               /s/   ERNST & YOUNG LLP
March 23, 2001

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Balance Sheets


As at December 31 ($ millions)
ASSETS                                                                   2000        1999
-----------------------------------------------------------------------------------------
INVESTMENTS:
Securities available-for-sale, at fair value:
       Fixed-maturity (amortized cost: 2000  $9,580; 1999 $9,561)     $ 9,797     $ 9,358
       Equity (cost: 2000 $707; 1999 $622)                                852       1,106
Mortgage loans                                                          1,539       1,622
Real estate                                                               986       1,027
Policy loans                                                            1,998       1,843
Short-term investments                                                    715         284
-----------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                     $15,887     $15,240
-----------------------------------------------------------------------------------------
Cash and cash equivalents                                             $   164     $   131
Deferred acquisition costs                                              2,066       1,631
Deferred income taxes                                                     125         151
Due from affiliates                                                       261         504
Amount recoverable from reinsurers                                        572         679
Other assets                                                              677         882
Separate account assets                                                29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL ASSETS                                                          $49,433     $46,547
=========================================================================================
LIABILITIES, CAPITAL AND SURPLUS
-----------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                 $16,240     $15,894
Note payable                                                              200         200
Other liabilities                                                         764       1,001
Separate account liabilities                                           29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     $46,885     $44,424
=========================================================================================
CAPITAL AND SURPLUS:
Capital stock                                                         $     5     $     5
Retained earnings                                                       2,260       1,990
Accumulated other comprehensive income                                    283         128
-----------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                             $ 2,548     $ 2,123
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                $49,433     $46,547
=========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                         2000       1999       1998
--------------------------------------------------------------------------------
REVENUE:
     Premiums                                     $   814    $   881    $   848
     Fee income                                       958        746        584
     Net investment income                          1,135      1,121      1,100
     Realized investment gains                        137         27         51
     Other                                             --          5          5
--------------------------------------------------------------------------------
TOTAL REVENUE                                     $ 3,044    $ 2,780    $ 2,588
--------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims             $ 1,520    $ 1,412    $ 1,570
     Operating expenses and commissions               617        494        389
     Amortization of deferred acquisition costs       180         40        113
     Interest expense                                  34         25         14
     Policyholder dividends                           339        323        265
     Minority interest expense                         16         16         15
--------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                       $ 2,706    $ 2,310    $ 2,366
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                            338        470        222
--------------------------------------------------------------------------------
INCOME TAXES                                           90        177         82
--------------------------------------------------------------------------------
NET INCOME                                        $   248    $   293    $   140
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Changes in Capital And Surplus

                                                             ACCUMULATED OTHER       TOTAL
FOR THE YEARS ENDED DECEMBER 31       CAPITAL    RETAINED      COMPREHENSIVE      CAPITAL AND
($ millions)                           STOCK     EARNINGS      INCOME (LOSS)        SURPLUS
---------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998            $    5      $1,707           $ 128            $ 1,840
Comprehensive income                      --         140              21                161
Dividend to shareholder                   --        (150)             --               (150)
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998            $    5      $1,697           $ 149            $ 1,851
Comprehensive income                      --         293             (21)               272
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            $    5      $1,990           $ 128            $ 2,123
---------------------------------------------------------------------------------------------
Comprehensive income                      --         248             155                403
Contributed surplus                                   22                                 22
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000            $    5      $2,260           $ 283            $ 2,548
=============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                            2000         1999         1998
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income                                                          $    248     $    293     $    140
Adjustments to reconcile net income to net cash provided by
operating activities:
     Additions to policyholder liabilities and accruals                  330          404          410
     Deferred acquisition costs                                         (590)        (463)        (286)
     Amounts recoverable from reinsurers                                  23          334            9
     Amortization of deferred acquisition costs                          180           40          113
     Realized investment gains                                          (137)         (27)         (51)
     Decreases (additions) to deferred income taxes                       34          194            7
     Amounts due from (to) affiliates                                    259           22         (126)
     Other assets and liabilities, net                                  (158)         238            8
     Other, net                                                          (62)          59           25
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           $    127     $  1,094     $    249
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                   $  6,584     $  4,302     $  3,906
Fixed-maturity securities purchased                                   (6,792)      (4,763)      (3,730)
Equity securities sold                                                 1,185          303          290
Equity securities purchased                                           (1,012)        (349)        (284)
Mortgage loans advanced                                                 (187)        (148)        (453)
Mortgage loans repaid                                                    274          314          274
Real estate sold                                                         101           54           40
Real estate purchased                                                    (58)        (219)        (117)
Policy loans advanced, net                                              (155)        (133)        (145)
Short-term investments                                                  (431)        (251)          85
Separate account seed money                                               --           32           (2)
Other investments, net                                                   196         (355)          25
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                               $   (295)    $ (1,213)    $   (111)
------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances     $  1,336     $  1,263     $    668
Withdrawals from policyholder account balances                        (1,579)        (987)        (611)
Amounts due to affiliates                                                250           --           --
Net reinsurance (payable) recoverable                                     87         (158)         (86)
Dividend to shareholder                                                   --           --         (150)
Borrowed funds                                                           107           50           --
------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 $    201     $    168     $   (179)
------------------------------------------------------------------------------------------------------
CASH:
Increase (decrease) during the year                                       33           49          (41)
Balance, beginning of year                                               131           82          123
------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                $    164     $    131     $     82
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                The Manufacturers Life Insurance Company (U.S.A.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                            (IN MILLIONS OF DOLLARS)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"), which in turn is a wholly owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. . Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In June of 1999, the Company increased its ownership interest in its subsidiary, Manulife-Wood Logan Holding Co. Inc. ("MWL"), to 78.4% through the purchase of the 15% outside party interest. The purchase was at fair value and generated goodwill of $45.0, which is being amortized into income on a straight-line basis over 15 years.

      In December of 2000 and through an issue of shares, the Company acquired the remaining 21.6% minority interest in MWL from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value at the time of purchase and no goodwill was generated.


2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying consolidated financial statements of ManUSA have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include accounts and operations, after intercompany eliminations, of ManUSA and its subsidiaries.

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

      b) RECENT ACCOUNTING STANDARDS

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement also addresses contracts that contain embedded derivatives, such as certain insurance contracts. In July 1999, the FASB issued Statement No. 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 which made certain changes to the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133.

      Effective January 1, 2001, all derivatives instruments will be reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the nature of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges will be recognized in current period earnings.

      Based on the Company's derivative positions as at December 31, 2000, the Company estimates that there will be no material impact to the income statement upon adoption of this new accounting standard.

      As formal interpretations of this new standard continue to be issued by the FASB, the Company is continuing its analysis of insurance products in order to identify embedded derivatives that may require bifurcation under the statement. Any embedded derivatives identified and that require bifurcation will be marked to market through earnings

      c) INVESTMENTS

      The Company classifies all of its fixed-maturity and equity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Temporary changes in the fair value of securities available-for-sale are reflected directly in other comprehensive income after adjustments for deferred taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability. Discounts and premiums on investments are amortized using the effective interest method.

      Mortgage loans are reported at unpaid principal balances, net of a provision for losses. The provision for losses is established for mortgage loans which are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

      Interest on fixed-maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premiums or discount. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on ex-dividend dates.

      Real estate held for investment is carried at cost, less accumulated depreciation and provisions for impairment and write-downs, if applicable. Real estate held for sale is carried at the lower of cost or market value where changes in estimates of market value are recognized as realized gains or losses in the income statement.

      Policy loans are reported at aggregate unpaid balances, which approximate fair value.

      Short-term investments include investments with maturities of less than one year at the date of acquisition.

      d) CASH EQUIVALENTS

      The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

      e) DEFERRED ACQUISITION COSTS ("DAC")

      Commissions and other expenses, which vary with and are primarily related to the production of new business, are deferred to the extent recoverable from future gross profits and included as an asset. DAC associated with variable annuity and variable life insurance contracts, universal life insurance contracts, investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The amortization is adjusted retrospectively when current gross profits or estimates of future gross profits are revised. DAC associated with all other insurance contracts is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on current and estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The equity impact of any such adjustments is included in net unrealized gains (losses) in other comprehensive income. DAC is reviewed annually to determine recoverability from future income. To the extent that the DAC is assessed as not recoverable, it is immediately expensed.

      f) POLICYHOLDER LIABILITIES

      Policyholder liabilities for traditional non-participating life insurance policies are computed using the net level premium method. The calculations are based upon estimates as to future mortality, morbidity, persistency, maintenance expenses, and interest rate yields that were applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

      For payout annuities in loss recognition, policyholder liabilities are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net unrealized gains associated with the underlying assets.

      For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. Policy charges, which compensate the Company for future services, are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC.

      For traditional participating life insurance policies, policyholder liabilities are computed using the net level premium reserve for death and endowment policy benefits. Mortality and interest assumptions are the same as the non-forfeiture benefit assumptions at the time the policy was issued. Interest rate assumptions used in the calculation of the liabilities for traditional participating life insurance policies range from 2.5% to 7.0%.

      As of December 31, 2000, participating insurance expressed as a percentage of insurance in force is 66.3%. The amount of policyholders' dividends to be paid is approved annually by Manulife Financial's Board of Directors. The aggregate amount of policyholders' dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year, and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value as at December 31, 2000.

      g) SEPARATE ACCOUNTS

      Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to group pension business as well as for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements.

      h) REVENUE RECOGNITION

      Premiums on long-duration life insurance contracts are recognized as revenue when due. Premiums on short-duration contracts are earned over the related contract period.

      Receipts on variable annuity and variable life contracts, universal life insurance contracts, and investment contracts are reported as deposits to account values as described in note 2(f) and not as premiums. Revenue from these policies consists of policy charges for the cost of insurance, expenses and surrender charges that have been assessed against the policyholder account values. Policy charges that are designed to compensate the Company for future services are deferred and recognized in income over the period benefited, using the same assumptions used to amortize DAC.

      Net premiums on limited-payment contracts are recognized as revenue and the difference between the gross premium received and the net premium is deferred and recognized in income based on either a constant relationship to insurance in force or the present value of annuity benefits, depending on the product type.

      Investment income is recorded as revenue when due.

      i) EXPENSES

      Expenses for variable annuity and variable life contracts, and for universal life insurance contracts include interest credited to policyholder account values and benefit claims incurred during the period in excess of policyholder account values.

      j) REINSURANCE

      The Company routinely utilizes reinsurance transactions to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance, and modified co-insurance. Reinsurance premiums, policy charges for cost of insurance, and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, fees, and claims are reported net of reinsured amounts. Amounts paid with respect to ceded reinsurance contracts are reported as reinsurance receivables in other assets.

      k) INCOME TAX

      Income taxes have been provided for in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109"), "Accounting for Income Taxes." ManUSA joins its direct parent, Manulife Reinsurance Corporation (U.S.A.), its indirect parent, The Manufacturers Investment Corporation, and its subsidiary, The Manufacturers Life Insurance Company of America, in filing a U.S. consolidated income tax return as a life insurance group under the provisions of the Internal Revenue Service. A separate life insurance group for certain of ManUSA's subsidiaries is also in place. In accordance with the income tax-sharing agreements, the Company's income tax provision (or benefit) is computed as if ManUSA and the companies within the two groups filed separate income tax returns. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities, and their recorded amounts for financial reporting purposes.

      l) FOREIGN EXCHANGE

      The balance sheet and statement of income of the Company's foreign operations as well as non-U.S. dollar investments are translated into U.S. dollars using the current exchange and average exchange rates respectively. Translation adjustments are included in accumulated other comprehensive income (loss).

      m) DERIVATIVES

      The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. These derivatives are designated and effective as hedges, as there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on these derivatives are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions established as hedges but no longer considered hedges are included in income from the date at which they are no longer considered to be hedges.

      The Company also uses derivatives to manage foreign currency exposures associated with expected future policy maintenance and acquisition expenses relating to the current inforce block of business. These derivatives are designated as non-hedges. Realized and unrealized gains and losses on these derivatives are included in income.

      Derivative income and expenses are included in investment income in the Consolidated Statements of Income. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, with deferred realized net gains presented as such in the Consolidated Balance Sheets.


3.    INVESTMENTS AND INVESTMENT INCOME

      a) FIXED-MATURITY AND EQUITY SECURITIES

      At December 31, 2000, all fixed-maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                 GROSS                  GROSS
                                    AMORTIZED COST          UNREALIZED GAINS       UNREALIZED LOSSES           FAIR VALUE
AS AT DECEMBER 31
($ millions)                        2000         1999         2000       1999       2000         1999         2000         1999
-------------------------------------------------------------------------------------------------------------------------------
Fixed-maturity securities:
U.S. government                  $ 1,240      $ 1,440      $   103    $    23    $    --      $   (57)     $ 1,343      $ 1,406
Foreign governments                1,730        1,677          204         81         --          (16)       1,934        1,742
Corporate                          5,561        5,323          111         56       (215)        (254)       5,457        5,125
Asset - backed                     1,049        1,121           21          4         (7)         (40)       1,063        1,085
-------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY               9,580        9,561          439        164       (222)        (367)       9,797        9,358
SECURITIES
-------------------------------------------------------------------------------------------------------------------------------
 Equity securities               $   707      $   622      $   210    $   524    $   (65)     $   (40)     $   852      $ 1,106
-------------------------------------------------------------------------------------------------------------------------------

      Proceeds from sales of fixed-maturity securities during 2000 were $6,583.5 (1999 - $4,302.4 and 1998 - $3,906.1). Gross gains and losses of $70.7 and
      $241.9 respectively, were realized on those sales (1999 - $49.0 and $166.7 respectively, 1998 - $90.6 and $90.4 respectively).

      Proceeds from the sale of equity securities during 2000 were $1,185.2 (1999 - $303.3 and 1998 - $290.0). Gross gains and losses of $319.2 and
      $59.8 respectively, were realized on those sales (1999 - $84.0 and $38.7 respectively, 1998 - $47.4 and $45.0 respectively).

      The contractual maturities of fixed-maturity securities at December 31, 2000 are shown below.

AS AT DECEMBER 31, 2000
($ millions)
                                                                     AMORTIZED COST       FAIR VALUE
----------------------------------------------------------------------------------------------------
Fixed-maturity securities, excluding mortgage-backed securities:
     One year or less                                                   $    230           $    228
     Greater than 1; up to 5 years                                         1,134              1,144
     Greater than 5; up to 10 years                                        2,425              2,429
     Due after 10 years                                                    4,742              4,933
Asset - backed securities                                                  1,049              1,063
----------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY SECURITIES                                         $  9,580           $  9,797
----------------------------------------------------------------------------------------------------

      Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

      b) MORTGAGE LOANS

      Mortgage loans are reported at amortized cost, net of a provision for losses. The impaired mortgage loans and the related allowance for mortgage loan losses were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000        1999
--------------------------------------------------------------------------------
IMPAIRED LOANS                                               $ 80        $ 86
--------------------------------------------------------------------------------
Allowance, January 1                                         $ 57        $106

Deductions                                                     (6)        (49)
--------------------------------------------------------------------------------
ALLOWANCE, DECEMBER 31                                       $ 51        $ 57
--------------------------------------------------------------------------------

      c) INVESTMENT INCOME

      Income by type of investment was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ MILLIONS)                                2000           1999           1998
--------------------------------------------------------------------------------
Fixed-maturity securities                $   727        $   726        $   729

Equity securities                             60             18             16

Mortgage loans                               126            149            156

Investment real estate                        95             71             62

Other investments                            184            195            164
--------------------------------------------------------------------------------
Gross investment income                    1,192          1,159          1,127

Investment expenses                          (57)           (38)           (27)
--------------------------------------------------------------------------------
NET INVESTMENT INCOME                    $ 1,135        $ 1,121        $ 1,100
--------------------------------------------------------------------------------

4.    COMPREHENSIVE INCOME

      a) COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                     2000       1999       1998
-------------------------------------------------------------------------------------------
NET INCOME                                                      $ 248      $ 293      $ 140
-------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX:
  Unrealized holding gains (losses) arising during the year        73         (4)        54
    Foreign currency translation                                   (7)         1         --
    Less:
    Reclassification adjustment for realized gains and losses
       Included in net income                                     (89)        18         33
-------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                 155        (21)        21
-------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                            $ 403      $ 272      $ 161
-------------------------------------------------------------------------------------------

      Other comprehensive income (loss) is reported net of tax (benefit) expense of ($87), $30, and $(11) for 2000, 1999, and 1998, respectively.

      Accumulated other comprehensive income is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                                      $ 132        $ 154
     Current period change                                    158          (22)
--------------------------------------------------------------------------------
     Ending balance                                         $ 290        $ 132
--------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                                      $  (4)       $  (5)
     Current period change                                     (3)           1
--------------------------------------------------------------------------------
     Ending balance                                         $  (7)       $  (4)
--------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME                      $ 283        $ 128
================================================================================

      b) UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE

      Net unrealized gains (losses) on fixed-maturity and equity securities included in other comprehensive income were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
Gross unrealized gains                                     $  688       $  753

Gross unrealized losses                                      (340)        (439)

DAC and other amounts required to satisfy policyholder         53         (117)
      liabilities

Deferred income taxes                                        (111)         (65)
--------------------------------------------------------------------------------
NET UNREALIZED GAINS ON SECURITIES AVAILABLE-FOR-SALE      $  290       $   32
--------------------------------------------------------------------------------

5.    DEFERRED ACQUISITION COSTS

      The components of the change in DAC were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                               2000           1999
--------------------------------------------------------------------------------
Balance, January 1                                      $ 1,631        $ 1,078
Capitalization                                              590            463
Accretion of interest                                        92             82
Amortization                                               (272)          (122)
Effect of net unrealized gains on securities                 25            130
       available-for-sale
Currency Translation                                         --             --
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31                                    $ 2,066        $ 1,631
================================================================================

6.    INCOME TAXES

      The components of income tax expense (benefit) were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                          2000      1999       1998
--------------------------------------------------------------------------------
Current expense (benefit)                           $   56    $  (17)    $   75

Deferred expense (benefit)                              34       194          7
--------------------------------------------------------------------------------
TOTAL EXPENSE                                       $   90    $  177     $   82
================================================================================

      Income before federal income taxes differs from taxable income principally due to tax-exempt investment income, dividends received tax deductions, differences in the treatment of policy acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

      Included in the current benefit for 2000 is a $28.9 one time reduction of tax expense for periods prior to 2000. This resulted from a new IRS technical memorandum clarifying the treatment of dividends received deduction for Separate Accounts. The tax benefit pertaining to 2000 earnings is $9.1.

      The Company's deferred income tax asset (liability), which results from tax effecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                   2000       1999       1999
-----------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:

     Differences in computing policy reserves                $  630     $  635     $  850

     Investments                                                 --         --         85

     Policyholder dividends payable                              11          9         11

     Net capital loss                                             6         --         --

     Net operating loss                                          41         --         --

     Other deferred tax assets                                   19         --         10
-----------------------------------------------------------------------------------------
Deferred tax assets                                          $  707     $  644     $  956
-----------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

     Deferred acquisition costs                              $  340     $  244     $  103

     Unrealized gains on securities available-for-sale          140        189        387

     Premiums receivable                                         13         14         19

     Investments                                                 47         14         --

     Other deferred tax liabilities                              42         32         72
-----------------------------------------------------------------------------------------
Deferred tax liabilities                                     $  582     $  493     $  581
-----------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                      $  125     $  151     $  375
-----------------------------------------------------------------------------------------

      The Company files a consolidated federal income tax return. ManUSA and its subsidiaries file separate state income tax returns. The method of allocation among the companies is subject to a written tax sharing agreement under which the tax liability is allocated to each member on a pro rata basis based on the relationship that the member's tax liability (computed on a separate return basis) bears to the tax liability of the consolidated group. The tax charge to each of the respective companies will not be more than that company would have paid on a separate return basis. Settlements of taxes are made through an increase or reduction to the payable to parent, subsidiaries and affiliates, which is settled periodically.

      At December 31, 2000, the Company has operating loss carry forwards of $116 that will begin to expire in 2014, and capital loss carry forwards of $18 that are available for carry back.

7.    NOTE PAYABLE

      On December 29, 1997, the Company issued a surplus debenture for $200,000 plus interest at 7.93% per annum to Manufacturers Investment Corporation ("MIC"), an indirect parent company. The surplus debenture matures on February 1, 2022. Except in the event of insolvency or winding-up of the Company, the instrument may not be redeemed by the Company during the period of five years from date of issue without the approval of the Office of the Superintendent of Financial Institutions of Canada. Interest accrued and expensed was $16 for each of 2000, 1999, and 1998. Interest paid was $9, $16, and $9 for 2000, 1999, and 1998, respectively.

8.    CAPITAL AND SURPLUS

      Capital Stock is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                     2000      1999
--------------------------------------------------------------------------------
AUTHORIZED:
   50,000,000 Preferred shares, Par value $1.00                     -         -
   50,000,000 Common shares, Par value $1.00
--------------------------------------------------------------------------------
ISSUED AND OUTSTANDING:
   100,000 Preferred shares
   4,711,772 Common shares (4,544,504 in 1999)                      5         5
================================================================================

      Pursuant to an agreement dated December 31, 2000, ManUSA purchased from MRL-LLC all of MRL-LLC's 21.6% interest in Manulife Wood Logan Holdings. In exchange, ManUSA transferred 167,268 of its common shares to MRL-LLC and forgave a promissory note owed by MRL-LLC amounting to $52 plus accrued interest. The result was a $22 addition to the Company's contributed surplus. The agreement permits the use of estimates in determining the value of the shares exchanged until, at a mutually agreed upon date, a final valuation of the respective companies is performed. As a result of the valuation, there may be a future adjustment to the number of shares transferred.

      ManUSA and its life insurance subsidiaries are subject to statutory limitations on the payment of dividends. Dividend payments in excess of prescribed limits cannot be paid without the prior approval of U.S. insurance regulatory authorities.

      Net (loss) income and capital and surplus, as determined in accordance with statutory accounting principles for ManUSA and its life insurance subsidiaries were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                      2000         1999         1998
------------------------------------------------------------------------------------------------
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A):
   Net income                                                  $   200      $   132      $    87
   Net capital and surplus                                       1,384        1,560        1,305
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA:
   Net (loss) income                                           $   (59)     $    (3)     $    28
   Net capital and surplus                                         152          171          158
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA:
   Net (loss) income                                           $   (19)     $     6      $   (24)
   Net capital and surplus                                         120          137          122
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK:
   Net (loss) income                                                (3)           1           (6)
   Net capital and surplus                                          61           64           63
------------------------------------------------------------------------------------------------

      The National Association of Insurance Commissioners has revised the Accounting Practices and Procedure Manual in a process referred to as Codification effective for January 1, 2001. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that ManUSA and its life insurance subsidiaries use in preparing their statutory-basis financial statements. The cumulative effect of such changes will be reported as an adjustment to statutory-basis capital and surplus as of January 1, 2001. The effect of adopting these changes has not resulted in a significant reduction in the statutory-basis capital and surplus of ManUSA nor of its life insurance subsidiaries.

      As a result of the demutualization of Manufacturers Life, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. These restrictions generally take the form of a fixed percentage of the policyholder dividends. The transfers are governed by the terms of Manufacturers Life's Plan of Demutualization.

9.    EMPLOYEE BENEFITS

      a) EMPLOYEE RETIREMENT PLAN

      The Company sponsors a non-contributory pension plan, the Cash Balance Plan ("the Plan"), which provides pension benefits based on length of service and final average earnings. Pension benefits are provided to those participants after three years of vesting service, and the normal retirement benefit is actuarially equivalent to the cash balance account at normal retirement date. The normal form of payment under the Plan is a life annuity, with various optional forms available. Vested benefits are fully funded; current pension costs are funded as they accrue.

      Actuarial valuation of accumulated plan benefits are based on projected salaries and best estimates of investment yields on plan assets, mortality of participants, employee termination and ages at retirement. Pension costs that relate to current service are charged to earnings in the current period. Experience gains and losses are amortized to income over the estimated average remaining service lives of the participants. No pension expense was recognized in 2000, 1999, or 1998 because the plan was subject to the full funding limitation under the Internal Revenue Code.

      At December 31, 2000, the projected benefit obligation of the plan based on an assumed interest rate of 7.25% was $52. The fair value of plan assets is $81.

      The Company also sponsors an unfunded supplemental cash balance plan ("the Supplemental Plan") for its executives. This non-qualified plan provides defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. This plan covers the Company employees and selected executives. Pension benefits are provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415. Contribution credits vary by service, and interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year. These annual contribution credits are made in respect of the participant's compensation that is in excess of the limit in Internal Revenue Code
      Section 401(a)(17). In addition, a one-time contribution may be made for a participant if it is determined at the time of their termination of employment that the participant's pension benefit under the Plan is limited by Internal Revenue Code Section 415. Together, these contributions serve to restore to the participant the benefit that he / she would have been entitled to under the Plan's benefit formula but for the limitation in Internal Revenue Code Sections 401(a)(17) and 415.

      Benefits under the Supplemental Plan are provided to participants after three years. The default form of payment under this plan is a lump sum although participants may elect to receive payment in the form of an annuity provided that such election is made within the time period prescribed in the plan. If an annuity form of payment is elected, the amount payable is equal to the actuarial equivalent of the participant's balance under the Supplemental Plan, using the factors and assumptions for determining immediate annuity amounts applicable to the participant under the Plan.

      At December 31, 2000, the projected benefit obligation to the participants of the Supplemental Plan was $22. This is based on an assumed interest rate of 7.25%.

      Prior to July 1, 1998, the Company also participated in an unfunded Supplemental Executive Retirement Plan ("Manulife SERP") sponsored by Manufacturers Life for executives. This was a non qualified plan that provided defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. The Manulife SERP covered the Company's employees and selected executives of MNA. Pension benefits were provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415.

      b) 401(K) PLAN

      The Company sponsors a defined contribution 401(k) Savings Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company contributed $1 for each of 2000, 1999, and 1998.

      c) DEFERRED COMPENSATION PLAN

      The Company has deferred compensation incentive plans open to all branch managers and qualified agents. There are no stock option plans involving stock of ManUSA.

      d) POSTRETIREMENT BENEFIT PLAN

      In addition to the retirement plans, the Company sponsors a postretirement benefit plan, which provides retiree medical and life insurance benefits to those who have attained age 55 with 10 or more years of service. The plan provides the medical coverage for retirees and spouses under age 65. Medicare provides primary coverage and the plan provides secondary coverage. There is no contribution for post-age 65 coverage and no contributions are required for retirees for life insurance coverage. The plan is unfunded.

      The Company accounts for its retiree benefit plan using the accrual method.

      The postretirement benefit cost for the year ended December 31, 2000 was $2. This amount includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN

      Information applicable to the Employee Retirement Plan and the Postretirement Benefit Plan, determined in accordance with GAAP as estimated by a consulting actuary for the December 31 year end of the respective plans, is as follows:

                                                   EMPLOYEE                 POSTRETIREMENT
                                                  RETIREMENT                   BENEFIT
                                                     PLAN                       PLAN
AS OF DECEMBER 31                           ---------------------------------------------------
(in thousands)                                 2000          1999          2000          1999
-----------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year     $(68,410)     $(67,253)     $(16,966)     $(19,893)
Service cost                                  (2,202)       (2,288)         (482)         (613)
Interest cost                                 (5,044)       (4,575)       (1,150)       (1,082)
Amendments                                    (1,011)           --            --            --
Actuarial gain (loss)                         (2,629)         (854)           60         3,903
Benefits paid                                  5,497         6,560           658           719
-----------------------------------------------------------------------------------------------
Benefits obligation at end of year          $(73,799)     $(68,410)     $(17,880)     $(16,966)
-----------------------------------------------------------------------------------------------

                                                             EMPLOYEE                 POSTRETIREMENT
                                                            RETIREMENT                   BENEFIT
                                                               PLAN                        PLAN
AS OF DECEMBER 31                                     ---------------------------------------------------
(in $thousands)                                           2000          1999          2000          1999
---------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year        $ 86,777      $ 84,686      $     --      $     --
Actual return on plan assets                            (1,618)        7,428            --            --
Employer contribution                                    1,320         1,223           658           719
Benefits paid                                           (5,497)       (6,560)         (658)         (719)
---------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year              $ 80,982      $ 86,777      $     --      $     --
---------------------------------------------------------------------------------------------------------
Funded status                                         $  7,183      $ 18,367      $(17,880)     $(16,966)
Unrecognized transition obligation (asset)              (8,455)      (10,778)           --            --
Unrecognized actuarial loss (gain)                      15,580         4,303       (14,695)      (15,621)
Unrecognized prior service cost                          3,187         2,437            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Amounts recognized in statement of financial
   position of the Company consist of:
   Prepaid benefit cost                               $ 34,082      $ 29,934      $     --      $     --
   Accrued benefit liability                           (21,130)      (20,741)      (32,575)      (32,587)
   Intangible asset                                        928         1,172            --            --
   Accumulated other comprehensive income                3,615         3,964            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Other comprehensive income attributable to change     $   (349)           --            --            --
in additional minimum liability recognition
---------------------------------------------------------------------------------------------------------

* Amount is net of retiree contributions.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN (CONTINUED)

                                          EMPLOYEE             POSTRETIREMENT
                                         RETIREMENT               BENEFIT
                                            PLAN                   PLAN
                                      -----------------------------------------
AS OF DECEMBER 31                      2000        1999        2000        1999
--------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                         7.25%       7.50%       7.25%       7.50%
Expected return on plan assets        8.50%       8.50%        n/a         n/a
Rate of compensation increase         5.00%       5.00%       5.00%       5.00%

      On December 31, 2000, the accrued postretirement benefit cost was $18. The postretirement benefit obligation for eligible active employees was $2. The amount of the postretirement benefit obligation for ineligible active employees was $4. For measurement purposes as of December 31, 2000, an 8 % and 10 % annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 for pre-65 and post-65 coverages, respectively. These rates were assumed to decrease gradually to 5 % in 2006 and 2010, respectively, and remain at those levels thereafter.

                                                                   EMPLOYEE               POSTRETIREMENT
AS OF DECEMBER 31                                                 RETIREMENT                 BENEFIT
(IN THOUSANDS)                                                       PLAN                      PLAN
                                                             -----------------------------------------------
                                                                 2000         1999         2000         1999
------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST FOR PLAN SPONSOR
Service cost                                                 $  2,202     $  2,288     $    483     $    613
Interest cost                                                   5,044        4,575        1,150        1,082
Expected return on plan assets                                 (7,181)      (7,088)          --           --
Amortization of net transition obligation                      (2,323)      (2,323)          --           --
Amortization of prior service cost                                262          221
Recognized actuarial loss (gain)                                  150          343         (986)        (892)
------------------------------------------------------------------------------------------------------------
Net periodic (benefit) cost                                  $ (1,846)    $ (1,984)    $    647     $    803
------------------------------------------------------------------------------------------------------------

      The projected benefit obligation in excess of plan assets, the accumulated benefit obligation in excess of plan assets, and the fair value of plan assets for the Supplemental Plan were $22, $21, and $0 respectively, as of December 31, 2000 and $21, $22, and $0 respectively, as of December 31, 1999.

      The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 2000 values:

                                                            100 BASIS-POINT     100 BASIS-POINT
(in thousands)                                                 INCREASE            DECREASE
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Effect on total of service and interest cost components         $   275             $  (214)
Effect on postretirement benefit obligation                     $ 2,521             $(2,036)
-----------------------------------------------------------------------------------------------

10.   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company uses a variety of off-balance sheet financial instruments as part of its efforts to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. Those instruments include interest rate exchange agreements and foreign currency forward contracts. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

      The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e. the cost to replace the contract at current market rates should the counterparty default prior to the settlement date). To limit exposure associated with counterparty nonperformance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties.

      INTEREST RATE EXCHANGE AGREEMENTS (SWAPS AND FLOORS)

      The Company enters into interest rate exchange agreements to reduce and manage interest rate risk associated with individual assets and liabilities, and its overall aggregate portfolio. These interest rate exchange agreements consist primarily of interest rate swap agreements and interest rate floors. The amounts to be received or paid pursuant to these agreements are accrued and recognized in the accompanying statements of operations through an adjustment to investment income, as appropriate, over the lives of the agreements. Gains or losses realized on closed or terminated agreements accounted for as hedges are deferred and amortized to investment income on a straight-line basis over the shorter of the lives of the agreements or the expected remaining lives of the underlying assets or liabilities.

      FOREIGN CURRENCY FORWARDS

      The Company uses foreign currency forward contracts to hedge some of the foreign exchange risk resulting from the fact that it generates revenue and holds assets in U.S. dollars, but incurs a significant portion of its maintenance expense in Canadian dollars. A foreign currency forward contract obligates the Company to deliver a specified amount of currency on a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials.

      Outstanding derivatives with off-balance sheet risks are as follows:

                                               NOTIONAL OR
AS AT DECEMBER 31                            CONTRACT AMOUNTS       CARRYING VALUE        FAIR VALUE
($ millions)                                 2000        1999       2000      1999      2000      1999
--------------------------------------------------------------------------------------------------------
Interest rate & currency swaps & floors     $1,008      $  869     $    5    $   (2)   $    5    $   (2)

Interest rate option written                    22          22         --        --        --        --

Equity Contracts                                68          --         (1)       --        (1)       --

Currency forwards                            1,125         973          5        32         5        32
--------------------------------------------------------------------------------------------------------
TOTAL DERIVATIVES                           $2,223      $1,864     $    9    $   30    $    9    $   30
========================================================================================================

      Fair value of off-balance sheet derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contract at the balance sheet date, including the current unrealized gains (losses) on the instruments. Fair values of the agreements were based on estimates obtained from the individual counterparties.

11.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying values and the estimated fair values of the Company's financial instruments at December 31, 2000 were as follows:

($ millions)                                    CARRYING VALUE      FAIR VALUE
--------------------------------------------------------------------------------
ASSETS:
   Fixed-maturity and equity securities            $ 10,649          $ 10,649
   Mortgage loans                                     1,539             1,626
   Policy loans                                       1,998             1,998
   Derivative financial instruments                       9                 9
   Separate account assets                           29,681            29,681
LIABILITIES:
   Insurance investment contracts                  $  1,550          $  1,517
   Separate account liabilities                      29,681            29,681
--------------------------------------------------------------------------------

      The following methods and assumptions were used to estimate the fair values of the above financial instruments:

      FIXED-MATURITY AND EQUITY SECURITIES: Fair values of fixed-maturity and equity securities were based on quoted market prices, where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

      MORTGAGE LOANS: Fair value of mortgage loans was estimated using discounted cash flows and took into account the contractual maturities and discount rates which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

      POLICY LOANS: Carrying values approximate fair values.

      DERIVATIVE FINANCIAL INSTRUMENTS: Fair values of derivative financial instruments were based on estimates obtained from the individual counterparties.

      INSURANCE INVESTMENT CONTRACTS: Fair value of insurance investment contracts which do not subject the Company to significant mortality or morbidity risks was estimated using cash flows discounted at market rates.

      SEPARATE ACCOUNT ASSETS AND LIABILITIES: The carrying amounts in the balance sheet for separate account assets and liabilities approximate their fair value.

12.   RELATED PARTY TRANSACTIONS

      The Company has formal service agreements with ManUSA's indirect parent, Manufacturers Life, which can be terminated by either party upon two months' notice. Under the various agreements, the Company will pay direct operating expenses incurred by Manulife Financial on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $243, $194, and $171 in 2000, 1999, and 1998, respectively.

      Manulife Financial provides a claims paying guarantee to most U.S. policyholders.

      On September 23, 1997, the Company entered into a reinsurance agreement with Manulife Reinsurance Limited ("MRL"), an affiliated life insurance company domiciled in Bermuda, to reinsure a closed block of participating life insurance business. As there was an insufficient transfer of mortality risk between the Company and MRL, the agreement was classified as financial reinsurance and given deposit-type accounting treatment. Title to the assets supporting this block of business was transferred to MRL under the terms of the agreement. Included in amounts due from affiliates is $568 (1999 - $562) representing the receivable from MRL for the transferred assets.

      The Company loaned $20 to MRL pursuant to a promissory note dated September 29, 2000. The loan is due on September 29, 2005 with interest calculated at 7.30% per annum, payable quarterly starting December 15, 2000.

      Pursuant to a promissory note dated June 12, 2000, the Company loaned $7 to MRL. Principal and accrued interest are payable on June 12, 2003. Interest on the loan calculated at 7.65% is payable semi-annually starting August 1, 2000.

      Pursuant to a promissory note and a credit agreement dated December 19, 2000, the Company received a loan of $250 ($375 Canadian) from an affiliate, Manulife Hungary Holdings KFT. The maturity date with respect to any advances is set at 365 days after the date of the advancement. Interest on the loan is calculated at the fluctuating rate to be equivalent to LIBOR plus 25 basis points and is payable quarterly starting March 28, 2001.

13.   REINSURANCE

      In the normal course of business, the Company assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

      The effects of reinsurance on premiums with unrelated insurance companies were as follows:

FOR THE YEARS ENDED DECEMBER 31                    2000       1999       1998
($ millions)
--------------------------------------------------------------------------------
Direct premiums                                   $  963     $  976     $  908

Reinsurance assumed                                   14         12         --

Reinsurance ceded                                   (163)      (107)       (60)
--------------------------------------------------------------------------------
TOTAL PREMIUMS                                    $  814     $  881     $  848
--------------------------------------------------------------------------------

      Reinsurance recoveries on ceded reinsurance contracts were $186.9, $32.9, and $41.2 during 2000, 1999, and 1998, respectively.

14.   CONTINGENCIES

      In 1999, the Company settled a class action lawsuit related to policies sold on a "vanishing premium" basis. As a result of the settlement, the Company has agreed to pay special enhancements for certain policies beginning on or after July 1, 1999. The present value of these payments has an expected value of $150. In addition, the Company will pay $50 to policyholders as part of a claims resolution process and has agreed, subject to certain conditions, to not reduce dividends for a period of 3 years and to maintain the program of voluntary enhancements that was previously implemented. The voluntary enhancements have an expected present value of $300. Management believes that these provisions are also adequate to address the remaining class actions and individual actions, including actions that may result from policyholders who have opted out of class settlement. However, there can be no assurance that these legal proceedings or any further litigation relating to life insurance pricing and sales practices will not have a material adverse effect on the Company's business, financial conditions or results of operation.

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company is subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)




                  CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000




   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                            [MANULIFE FINANCIAL LOGO]

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
CONSOLIDATED BALANCE SHEETS

                                                                               AS AT               AS AT
                                                                        SEPTEMBER 30         DECEMBER 31
ASSETS  ($ millions)                                                            2001                2000
--------------------------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
INVESTMENTS
   Securities available-for-sale, at fair value
       Fixed-maturity (amortized cost:  2001 $9,568 ; 2000 $9,580)      $     10,085       $      9,797
       Equity (cost:  2001 $ 956 ; 2000 $707)                                    833                852
   Mortgage loans                                                              1,629              1,539
   Real estate                                                                   964                986
   Policy loans                                                                2,171              1,998
   Short-term investments                                                        863                715
--------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                       $     16,545       $     15,887
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                               $         26       $        164
Deferred acquisition costs                                                     2,224              2,066
Deferred income taxes                                                            144                125
Due from affiliates                                                              276                261
Amounts recoverable from reinsurers                                              821                572
Other assets                                                                     583                677
Separate account assets                                                       26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $     46,847       $     49,433
========================================================================================================

LIABILITIES, CAPITAL AND SURPLUS  ($ millions)
--------------------------------------------------------------------------------------------------------
LIABILITIES:
   Policyholder liabilities and accruals                                $     17,331       $     16,240
   Note payable                                                                  200                200
   Other liabilities                                                             650                764
   Separate account liabilities                                               26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       $     44,409       $     46,885
--------------------------------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
   Capital stock                                                        $          5       $          5
   Retained earnings                                                           2,345              2,260
   Accumulated other comprehensive income                                         88                283
--------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                               $      2,438       $      2,548
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                  $     46,847       $     49,433
========================================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
Consolidated Statements of (Loss) Income (UNAUDITED)

                                                        THREE MONTHS ENDED      NINE MONTHS ENDED
                                                           SEPTEMBER 30            SEPTEMBER 30

($ millions)                                              2001        2000        2001        2000
--------------------------------------------------------------------------------------------------
REVENUE:
     Premiums                                           $  203      $  196      $  594      $  613
     Fee income                                            222         244         678         702
     Net investment income                                 283         287         835         846
     Realized investment gains (losses)                     22         (24)        109         129
     Other                                                   1           2           3          --
--------------------------------------------------------------------------------------------------
TOTAL REVENUE                                           $  731      $  705      $2,219      $2,290
--------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                   $  443      $  393      $1,191      $1,249
     Operating expenses and commissions                    135         148         427         446
     Amortization of deferred acquisition costs             89          52         204          97
     Interest expense                                        7           4          23          13
     Policyholder dividends                                 91          87         258         251
     Minority interest expense                              --          13          --          19
--------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                             $  765      $  697      $2,103      $2,075

--------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAX (RECOVERY) EXPENSE      $  (34)     $    8      $  116      $  215
--------------------------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE                           $  (14)     $  (27)     $   31      $   46

--------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                       $  (20)     $   35      $   85      $  169
--------------------------------------------------------------------------------------------------

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)

                                                         ACCUMULATED
                                                            OTHER
                                 CAPITAL    RETAINED    COMPREHENSIVE    TOTAL CAPITAL
($millions)                       STOCK     EARNINGS       INCOME         AND SURPLUS
--------------------------------------------------------------------------------------
Balance at December 31, 2000      $   5     $  2,260       $  283           $ 2,548
Comprehensive income                 --           85         (195)             (110)
--------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2001       $   5     $  2,345       $   88           $ 2,438
======================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CASH FLOWS  (UNAUDITED)

                                                                                                   NINE MONTHS ENDED
                                                                                                      SEPTEMBER 30
($ millions)                                                                                         2001          2000
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                                       $     85      $    169
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
     Additions to policyholder liabilities and accruals                                               306           237
     Deferred acquisition costs                                                                      (390)         (446)
     Amortization of deferred acquisition costs                                                       204            97
     Amounts recoverable from reinsurers                                                               (6)           72
     Realized investment gains                                                                       (109)         (129)
     Decreases (additions) to deferred income taxes                                                    40           (25)
     Amounts due from affiliates                                                                       34           367
     Other assets and liabilities, net                                                               (173)         (295)
     Other, net                                                                                        87            50
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                              $     78      $     97
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                                                $  7,511      $  4,355
Fixed-maturity securities purchased                                                                (7,454)       (4,682)
Equity securities sold                                                                                180           692
Equity securities purchased                                                                          (419)         (458)
Mortgage loans advanced                                                                              (212)         (104)
Mortgage loans repaid                                                                                 124           218
Real estate sold                                                                                       42            50
Real estate purchased                                                                                 (20)          (46)
Policy loans advanced, net                                                                           (173)         (108)
Short-term investments                                                                               (147)          (77)
Other investments, net                                                                                (18)          218
------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                              $   (586)     $     58
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances                                  $  1,401      $    910
Withdrawals from policyholder account balances                                                     (1,064)       (1,175)
Net reinsurance recoverable                                                                            33            71
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                              $    370      $   (194)
------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents during the period                                          $   (138)     $    (39)
Cash and cash equivalents at beginning of year                                                        164           131
------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                                           $     26      $     92
========================================================================================================================

See accompanying notes.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001
                            (IN MILLIONS OF DOLLARS)
                                   (UNAUDITED)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In December of 2000 through an issue of shares, the Company acquired the remaining 21.6% minority interest in Manulife-Wood Logan Holding Co. Inc, a subsidiary of the Company, from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value and no goodwill was generated.

2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2001.

      Certain prior year amounts have been reclassified to conform to the current year presentation.

      b) RECENT ACCOUNTING STANDARDS

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting to be used for all future business combinations. SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for recognizing and measuring goodwill and other intangible assets. Under this new accounting standard, the Company will cease goodwill amortization on January 1, 2002. Goodwill amortization for full year 2001 is not expected to be material and would have been approximately the same amount in 2002 under accounting standards currently in effect. The Company is currently considering the other provisions of the new standard. The impact of adopting these two standards on the Company's financial statements is not expected to be material.

3.    DERIVATIVE FINANCIAL INSTRUMENTS

      Effective January 1, 2001 with the adoption of the Financial Accounting Standards Board Statement No. 133 - "Accounting for Derivative Instrument and Hedging Activities", and Statement No. 138 "Accounting for Certain Derivatives and Certain Hedging Activities", all derivative instruments are reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the use of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges are recognized in current period earnings.

      The Company has entered into a reinsurance agreement with an unaffiliated reinsurer to reinsure the risk associated with the "Guaranteed Retirement Income Program", a rider offered on one of the variable annuity products sold. This rider is designed to protect the policyholder against adverse investment market movements. As a result, there is an embedded derivative within this agreement that has an estimated fair market value of $276 as at September 30, 2001, and is reflected in the Consolidated Balance Sheets as part of "Amounts recoverable from reinsurers". The related $276 estimated fair value of the obligation to the policyholder has been reflected in the Consolidated Balance Sheets as part of "Policyholder liabilities and accruals". There was no cumulative effect on surplus in the consolidated financial statements of the Company upon the adoption of these accounting statements.

4.    COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

                                                    THREE MONTHS ENDED      NINE MONTHS ENDED
                                                       SEPTEMBER 30           SEPTEMBER 30

COMPREHENSIVE INCOME (LOSS):
($ millions)                                          2001        2000       2001        2000
----------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                   $  (20)     $   35     $   85      $  169
----------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized holding gains (losses) arising
during the period                                        5         (38)       (111)       (32)
Foreign currency translation                           (16)         --         (29)        (5)
Less:
Reclassification adjustment for realized
gains (losses) included in net (loss) income            (1)        (43)        55          75
----------------------------------------------------------------------------------------------
Other comprehensive income (loss)                      (10)          5       (195)       (112)
----------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                         $  (30)     $   40     $ (110)     $   57
==============================================================================================

      Other comprehensive loss is reported net of taxes payable (recoverable) of $3 and $3 for the three months and ($89) and ($58) for the nine months ended September 30, 2001 and 2000, respectively.

      Accumulated other comprehensive income is comprised of the following:

                                                    AS AT               AS AT
($ millions)                                 SEPTEMBER 30, 2001   DECEMBER 31, 2000
-----------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                             $  290              $  132
     Current period change                           (166)                158
-----------------------------------------------------------------------------------
     Ending balance                                $  124              $  290
-----------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                             $   (7)             $   (4)
     Current period change                            (29)                 (3)
-----------------------------------------------------------------------------------
     Ending balance                                $  (36)             $   (7)
-----------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME             $   88              $  283
===================================================================================

5.    CONTINGENCIES

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company and its subsidiaries are subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

6.    CODIFICATION

      In March 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company's life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of these subsidiaries adopted Codification as the prescribed basis of accounting on which insurers must report their statutory-basis results. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an increase to surplus in the statutory-basis financial statement of the respective life insurance subsidiaries. In total, statutory-basis surplus of the life insurance entities within the Company increased by $182.

7.    SUBSEQUENT EVENT

      Subject to the approval of state and federal regulators and effective for January 1, 2002, it is the intention of management to merge all of the operations of The Manufacturers Reinsurance Corporation (U.S.A.) ("MRC"), the direct parent company of ManUSA, into the operations of ManUSA beginning on that date. As a result, products currently sold and administered under the name of MRC will be offered and administered under the name of ManUSA.

    THE MANUFACTURERS LIFE INSURANCE
    COMPANY OF AMERICA SEPARATE ACCOUNT ONE

    Audited Financial Statements

    Years ended December 31, 2000 and 1999 with Report of Independent Auditors

               The Manufacturers Life Insurance Company of America
                              Separate Account One

                          Audited Financial Statements

                     Years ended December 31, 2000 and 1999



                                    CONTENTS


Report of Independent Auditors..........................................       1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity.........................       2
Statements of Operations and Changes in Contract Owners' Equity.........       3
Notes to Financial Statements...........................................       7

                         Report of Independent Auditors


To the Contract Owners of
The Manufacturers Life Insurance Company of America Separate Account One

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of America Separate Account One as of December 31, 2000 and the related statements of operations and changes in contract owners' equity for each of the years presented therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of America Separate Account One at December 31, 2000, and the results period of its operations and the changes in its contract owners' equity for each of the years presented therein, in conformity with accounting principles generally accepted in the United States.


                                                  /s/ Ernst & Young LLP
                                                  ---------------------


February 2, 2001

               The Manufacturers Life Insurance Company of America
                              Separate Account One

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2000


ASSETS
Investments at market value:
   Sub-Accounts:
     Balanced Trust - 36,829 shares (cost $651,559)                      $  600,290
     Emerging Small Company Trust - 12,135 shares (cost $318,127)           424,981
     Investment Quality Bond Trust - 13,402 shares (cost $156,200)          157,341
     Money Market Trust - 1,043 shares (cost $10,425)                        10,425
     Quantitative Equity Trust - 3,635 shares (cost $96,575)                 95,464
     Real Estate Securities Trust - 358 shares (cost $5,711)                  5,581
                                                                         ----------
Total assets                                                             $1,294,082
                                                                         ==========

CONTRACT OWNERS' EQUITY
Variable Life contracts                                                  $1,294,082
                                                                         ==========


See accompanying notes.

               The Manufacturers Life Insurance Company of America
                              Separate Account One

         Statements of Operations and Changes in Contract Owners' Equity



                                                                                     SUB-ACCOUNT
                                                                    ----------------------------------------------
                                                                                                    CAPITAL GROWTH
                                                                              BALANCED                   BOND
                                                                    ---------------------------     --------------
                                                                    YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                                    DEC. 31/00       DEC. 31/99       DEC. 31/99
                                                                    ----------       ----------       ----------
Income:
   Dividends                                                        $  29,392        $  47,934        $  13,444
Expenses:
   Mortality and expense risks, and administrative charges                652              668               62
                                                                    ---------        ---------        ---------
Net investment income (loss) during the year                           28,740           47,266           13,382
Net realized gain (loss) during the year                                1,283           11,131           (2,386)
Unrealized appreciation (depreciation) during the year                (92,553)         (70,107)         (12,824)
                                                                    ---------        ---------        ---------
Net increase (decrease) in assets from operations                     (62,530)         (11,710)          (1,828)
                                                                    ---------        ---------        ---------

Changes from principal transactions:
   Transfer of net premiums                                            50,164           49,368            6,999
   Transfer on terminations                                           (41,017)         (74,169)         (36,635)
   Transfer on policy loans                                            (2,589)         (25,037)          (1,424)
   Net interfund transfers                                                 --               --         (163,462)
                                                                    ---------        ---------        ---------
Net increase (decrease) in assets from principal transactions           6,558          (49,838)        (194,522)
                                                                    ---------        ---------        ---------

Total increase (decrease) in assets                                   (55,972)         (61,548)        (196,350)

Assets beginning of year                                              656,262          717,810          196,350
                                                                    ---------        ---------        ---------
Assets end of year                                                  $ 600,290        $ 656,262        $      --
                                                                    =========        =========        =========

 * Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.


See accompanying notes.

                          SUB-ACCOUNT
--------------------------------------------------------------
  EMERGING SMALL COMPANY             INVESTMENT QUALITY BOND
---------------------------       ----------------------------
YEAR ENDED       YEAR ENDED       YEAR ENDED      PERIOD ENDED
DEC. 31/00       DEC. 31/99       DEC. 31/00      DEC. 31/99*
----------       ----------       ----------      ------------
$  45,023        $   4,394        $  11,214        $      --

      463              305              154              113
---------        ---------        ---------        ---------
   44,560            4,089           11,060             (113)
   30,561           14,052             (360)            (925)
  (98,389)         167,070            3,034           (1,893)
---------        ---------        ---------        ---------
  (23,268)         185,211           13,734           (2,931)
---------        ---------        ---------        ---------


   17,015           16,928           16,168            9,574
   (2,868)         (82,829)          (5,959)          (3,885)
  (27,177)          (6,486)         (11,430)          (2,503)
   19,457           19,437          (18,889)         163,462
---------        ---------        ---------        ---------
    6,427          (52,950)         (20,110)         166,648
---------        ---------        ---------        ---------

  (16,841)         132,261           (6,376)         163,717

  441,822          309,561          163,717               --
---------        ---------        ---------        ---------
$ 424,981        $ 441,822        $ 157,341        $ 163,717
=========        =========        =========        =========

               The Manufacturers Life Insurance Company of America
                              Separate Account One

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                          SUB-ACCOUNT
                                                                   ----------------------------------------------------------
                                                                          MONEY MARKET                QUANTITATIVE EQUITY
                                                                   ---------------------------     --------------------------
                                                                   YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                                   DEC. 31/00      DEC. 31/99      DEC. 31/00      DEC. 31/99
                                                                   ----------      ----------      ----------      ----------
Income:
   Dividends                                                        $  1,562        $    478        $ 17,484        $  6,923
Expenses:
   Mortality and expense risks, and administrative charges                27              11             103              79
                                                                    --------        --------        --------        --------
Net investment income (loss) during the year                           1,535             467          17,381           6,844
Net realized gain (loss) during the year                                  --              --          19,319             673
Unrealized appreciation (depreciation) during the year                    --              --         (32,434)          8,413
                                                                    --------        --------        --------        --------
Net increase (decrease) in assets from operations                      1,535             467           4,266          15,930
                                                                    --------        --------        --------        --------

Changes from principal transactions:
   Transfer of net premiums                                               75              82           4,432           4,476
   Transfer on terminations                                             (301)           (294)         (1,571)         (3,607)
   Transfer on policy loans                                               --              --            (204)           (286)
   Net interfund transfers                                              (953)        (19,436)            385              --
                                                                    --------        --------        --------        --------
Net increase (decrease) in assets from principal transactions         (1,179)        (19,648)          3,042             583
                                                                    --------        --------        --------        --------

Total increase (decrease) in assets                                      356         (19,181)          7,308          16,513

Assets beginning of year                                              10,069          29,250          88,156          71,643
                                                                    --------        --------        --------        --------
Assets end of year                                                  $ 10,425        $ 10,069        $ 95,464        $ 88,156
                                                                    ========        ========        ========        ========


See accompanying notes.

          SUB-ACCOUNT
-------------------------------
     REAL ESTATE SECURITIES                        TOTAL
-------------------------------       -------------------------------
 YEAR ENDED         YEAR ENDED         YEAR ENDED         YEAR ENDED
 DEC. 31/00         DEC. 31/99         DEC. 31/00         DEC. 31/99
 ----------         ----------         ----------         ----------
$       165        $       192        $   104,840        $    73,365

          5                  5              1,404              1,243
-----------        -----------        -----------        -----------
        160                187            103,436             72,122
         (6)               (16)            50,797             22,529
        945               (504)          (219,397)            90,155
-----------        -----------        -----------        -----------
      1,099               (333)           (65,164)           184,806
-----------        -----------        -----------        -----------


        680                668             88,534             88,095
       (125)              (126)           (51,841)          (201,545)
        (36)               (43)           (41,436)           (35,779)
         --                 (1)                --                 --
-----------        -----------        -----------        -----------
        519                498             (4,743)          (149,229)
-----------        -----------        -----------        -----------

      1,618                165            (69,907)            35,577

      3,963              3,798          1,363,989          1,328,412
-----------        -----------        -----------        -----------
$     5,581        $     3,963        $ 1,294,082        $ 1,363,989
===========        ===========        ===========        ===========

               The Manufacturers Life Insurance Company of America
                              Separate Account One

                          Notes to Financial Statements

                                December 31, 2000

1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account One (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in six sub-accounts of Manufacturers Investment Trust (the Trust). The account is a funding vehicle for allocation of net premiums under variable life contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust. Manufacturers Investment Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the

               The Manufacturers Life Insurance Company of America
                              Separate Account One

                    Notes to Financial Statements (continued)



2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. MORTALITY AND EXPENSE RISKS CHARGE

The Company deducts from the assets of the Account a daily charge equivalent to an annual rate of 0.10% of the average net value of the Account's assets for mortality and expense risks.

4. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from sales of each Trust portfolio for the year ended December 31, 2000.

                                                     PURCHASES            SALES
                                                     ---------            -----
Balanced Trust                                       $ 56,166           $ 20,867
Emerging Small Company Trust                          103,242             52,255
Investment Quality Bond Trust                          21,486             30,536
Money Market Trust                                     46,386             46,029
Quantitative Equity Trust                              65,545             45,121
Real Estate Securities Trust                              703                 24
                                                     --------           --------
Total                                                $293,528           $194,832
                                                     ========           ========

               The Manufacturers Life Insurance Company of America
                              Separate Account One

                    Notes to Financial Statements (continued)




5. UNIT VALUES

A summary of the accumulation unit values at December 31, 2000 and 1999 and the accumulation units and dollar value outstanding at December 31, 2000 for the variable life contracts are as follows:

                                                 1999                                 2000
                                             -------------       -----------------------------------------------
                                              UNIT VALUE          UNIT VALUE             UNITS         DOLLARS
                                              ----------          ----------             -----         -------
         Balanced Trust                      $       56.48       $       51.16           11,733       $  600,290
         Emerging Small Company Trust               109.44              104.63            4,062          424,981
         Investment Quality Bond Trust               12.31               13.46           11,693          157,341
         Money Market Trust                          23.40               24.75              421           10,425
         Quantitative Equity Trust                   52.91               56.19            1,699           95,464
         Real Estate Securities Trust                30.39               38.17              146            5,581
                                                                                                      ----------
         Total                                                                                        $1,294,082
                                                                                                      ==========

6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly-owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

    THE MANUFACTURERS LIFE INSURANCE
    COMPANY OF AMERICA SEPARATE ACCOUNT ONE

    Financial Statements

    Nine months ended September 30, 2001 (unaudited) with December 31, 2000 comparative (audited)

               The Manufacturers Life Insurance Company of America
                              Separate Account One

                              Financial Statements

                Nine months ended September 30, 2001 (unaudited)
                  with December 31, 2000 comparative (audited)



                                    CONTENTS


Financial Statements

Statement of Assets and Contract Owners' Equity.........................       1
Statements of Operations and Changes in Contract Owners' Equity.........       2
Notes to Financial Statements...........................................       5

               The Manufacturers Life Insurance Company of America
                              Separate Account One

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2001 (Unaudited)


ASSETS
Investments at market value:
   Sub-Accounts:
     Balanced Trust - 36,530 shares (cost $612,069)                      $463,569
     Emerging Small Company Trust - 10,369 shares (cost $280,710)         215,978
     Investment Quality Bond Trust - 17,587 shares (cost $205,406)        208,579
     Money Market Trust - 1,056 shares (cost $10,558)                      10,558
     Quantitative Equity Trust - 4,296 shares (cost $109,194)              66,336
     Real Estate Securities Trust - 361 shares (cost $5,672)                5,425
                                                                         --------
Total assets                                                             $970,445
                                                                         ========

CONTRACT OWNERS' EQUITY
Variable life contracts                                                  $970,445
                                                                         ========



See accompanying notes.

               The Manufacturers Life Insurance Company of America
                              Separate Account One

         Statements of Operations and Changes in Contract Owners' Equity
                                   (Unaudited)



                                                                             SUB-ACCOUNT
                                                    --------------------------------------------------------------
                                                              BALANCED                   EMERGING SMALL COMPANY
                                                    ----------------------------      ----------------------------
                                                    PERIOD ENDED      YEAR ENDED      PERIOD ENDED      YEAR ENDED
                                                    SEPT. 30/01       DEC. 31/00      SEPT. 30/01       DEC. 31/00
                                                    -----------       ----------      -----------       ----------
Income:
   Dividends                                         $  11,949        $  29,392        $  11,302        $  45,023
Expenses:
   Mortality and expense risks charges                     413              652              221              463
                                                     ---------        ---------        ---------        ---------
Net investment income (loss) during the period          11,536           28,740           11,081           44,560
Net realized gain (loss) during the period              (7,617)           1,283           20,634           30,561
Unrealized appreciation (depreciation) during
   the period                                          (97,231)         (92,553)        (171,586)         (98,389)
                                                     ---------        ---------        ---------        ---------
Net increase (decrease) in assets from
   operations                                          (93,312)         (62,530)        (139,871)         (23,268)
                                                     ---------        ---------        ---------        ---------

Changes from principal transactions:
   Transfer of net premiums                             33,164           50,164           10,462           17,015
   Transfer on terminations                            (61,541)         (41,017)         (25,788)          (2,868)
   Transfer on policy loans                            (15,032)          (2,589)          (8,504)         (27,177)
   Net interfund transfers                                  --               --          (45,302)          19,457
                                                     ---------        ---------        ---------        ---------
Net increase (decrease) in assets from
   principal transactions                              (43,409)           6,558          (69,132)           6,427
                                                     ---------        ---------        ---------        ---------

Total increase (decrease) in assets                   (136,721)         (55,972)        (209,003)         (16,841)

Assets beginning of year                               600,290          656,262          424,981          441,822
                                                     ---------        ---------        ---------        ---------
Assets end of period                                 $ 463,569        $ 600,290        $ 215,978        $ 424,981
                                                     =========        =========        =========        =========




See accompanying notes.

                                          SUB-ACCOUNT
------------------------------------------------------------------------------------------------
  INVESTMENT QUALITY BOND                 MONEY MARKET                  QUANTITATIVE EQUITY
----------------------------      ----------------------------      ----------------------------
PERIOD ENDED      YEAR ENDED      PERIOD ENDED      YEAR ENDED      PERIOD ENDED      YEAR ENDED
SEPT. 30/01       DEC. 31/00      SEPT. 30/01       DEC. 31/00      SEPT. 30/01       DEC. 31/00
-----------       ----------      -----------       ----------      -----------       ----------
 $  12,544        $  11,214        $     319        $   1,562        $  12,168        $  17,484

       154              154                7               27               62              103
 ---------        ---------        ---------        ---------        ---------        ---------
    12,390           11,060              312            1,535           12,106           17,381
      (113)            (360)              --               --               46           19,319

     2,032            3,034               --               --          (41,747)         (32,434)
 ---------        ---------        ---------        ---------        ---------        ---------

    14,309           13,734              312            1,535          (29,595)           4,266
 ---------        ---------        ---------        ---------        ---------        ---------


    12,606           16,168               62               75            3,964            4,432
    (4,350)          (5,959)            (241)            (301)          (2,997)          (1,571)
   (16,629)         (11,430)              --               --             (500)            (204)
    45,302          (18,889)              --             (953)              --              385
 ---------        ---------        ---------        ---------        ---------        ---------

    36,929          (20,110)            (179)          (1,179)             467            3,042
 ---------        ---------        ---------        ---------        ---------        ---------

    51,238           (6,376)             133              356          (29,128)           7,308

   157,341          163,717           10,425           10,069           95,464           88,156
 ---------        ---------        ---------        ---------        ---------        ---------
 $ 208,579        $ 157,341        $  10,558        $  10,425        $  66,336        $  95,464
 =========        =========        =========        =========        =========        =========

               The Manufacturers Life Insurance Company of America
                              Separate Account One

         Statements of Operations and Changes in Contract Owners' Equity
                            (Unaudited) (continued)


                                                                 SUB-ACCOUNT
                                                        -------------------------------
                                                            REAL ESTATE SECURITIES                         TOTAL
                                                        -------------------------------       -------------------------------
                                                        PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                                        SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                                        ------------       -----------        ------------       -----------
Income:
   Dividends                                            $       183        $       165        $    48,465        $   104,840
Expenses:
   Mortality and expense risks charges                            4                  5                861              1,404
                                                        -----------        -----------        -----------        -----------
Net investment income (loss) during the period                  179                160             47,604            103,436
Net realized gain (loss) during the period                      (54)                (6)            12,896             50,797
Unrealized appreciation (depreciation) during
     the period                                                (117)               945           (308,649)          (219,397)
                                                        -----------        -----------        -----------        -----------
Net increase (decrease) in assets from operations                 8              1,099           (248,149)           (65,164)
                                                        -----------        -----------        -----------        -----------

Changes from principal transactions:
   Transfer of net premiums                                     511                680             60,769             88,534
   Transfer on terminations                                    (151)              (125)           (95,068)           (51,841)
   Transfer on policy loans                                    (524)               (36)           (41,189)           (41,436)
   Net interfund transfers                                       --                 --                 --                 --
                                                        -----------        -----------        -----------        -----------
Net increase (decrease) in assets from principal
    transactions                                               (164)               519            (75,488)            (4,743)
                                                        -----------        -----------        -----------        -----------

Total increase (decrease) in assets                            (156)             1,618           (323,637)           (69,907)

Assets beginning of year                                      5,581              3,963          1,294,082          1,363,989
                                                        -----------        -----------        -----------        -----------
Assets end of period                                    $     5,425        $     5,581        $   970,445        $ 1,294,082
                                                        ===========        ===========        ===========        ===========


See accompanying notes.

               The Manufacturers Life Insurance Company of America
                              Separate Account One

                          Notes to Financial Statements

                         September 30, 2001 (Unaudited)


1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account One (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in six sub-accounts of Manufacturers Investment Trust (the Trust). The account is a funding vehicle for allocation of net premiums under variable life contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly owned subsidiary of The Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust. Manufacturers Investment Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the

               The Manufacturers Life Insurance Company of America
                              Separate Account One

                    Notes to Financial Statements (continued)



2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. MORTALITY AND EXPENSE RISKS CHARGE

The Company deducts from the assets of the Account a daily charge equivalent to an annual rate of 0.10% of the average net value of the Account's assets for mortality and expense risks.

4. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from shares sold of each Trust portfolio for the period ended September 30, 2001.

                                                     PURCHASES            SALES
                                                     ---------            -----
Balanced Trust                                       $ 27,559           $ 59,433
Emerging Small Company Trust                           15,172             73,224
Investment Quality Bond Trust                          65,683             16,364
Money Market Trust                                        348                215
Quantitative Equity Trust                              13,213                640
Real Estate Securities Trust                              578                563
                                                     --------           --------
Total                                                $122,553           $150,439
                                                     ========           ========

               The Manufacturers Life Insurance Company of America
                              Separate Account One

                    Notes to Financial Statements (continued)



5. UNIT VALUES

A summary of the accumulation unit values at September 30, 2001 and December 31, 2000 and the accumulation units and dollar value outstanding at September 30, 2001 for the variable life contracts are as follows:

                                                2000                             2001
                                             ----------        -----------------------------------------
                                             UNIT VALUE        UNIT VALUE          UNITS        DOLLARS
                                             ----------        ----------          -----        -------
         Balanced Trust                      $     51.16       $     42.90         10,804       $463,569
         Emerging Small Company Trust             104.63             64.98          3,323        215,978
         Investment Quality Bond Trust             13.46             14.44         14,441        208,579
         Money Market Trust                        24.75             25.49            414         10,558
         Quantitative Equity Trust                 56.19             38.83          1,708         66,336
         Real Estate Securities Trust              38.17             38.12            142          5,425
                                                                                                --------
         Total                                                                                  $970,445
                                                                                                ========

6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.) ("Manulife U.S.A."), which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

________________________________________________________________________________
PROSPECTUS
________________________________________________________________________________

DIRECTOR 2000

PROSPECTUSES FOR
VARIABLE LIFE INSURANCE
ISSUED BY
THE MANUFACTURERS LIFE
INSURANCE COMPANY OF AMERICA
AND FOR
NASL SERIES TRUST


The Manufacturers Life
Insurance Company of America  [ART WORK]


NOTE: The prospectus for Variable Life Insurance issued by The Manufacturers Life Insurance Company of America and the prospectus for NASL Series Trust, Inc. when used in conjunction with the Variable Life Insurance Prospectus is intended for the information only of existing Variable Life Insurance Policyowners and not for the solicitation of additional Policy purchases.

PROSPECTUS

THE MANUFACTURERS LIFE INSURANCE
COMPANY OF AMERICA
SEPARATE ACCOUNT ONE
VARIABLE LIFE INSURANCE POLICY

This prospectus describes the variable life insurance policy (the "Policy") issued by The Manufacturers Life Insurance Company of America ("Manufacturers Life of America"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"). These Policies provide whole-life insurance protection. That is, they provide lifetime insurance coverage, as long as premiums are paid. They also provide a cash value for the Policyowner if the Policy is terminated during the life insured's lifetime. A Policy's death benefit varies with the investment performance of the sub-accounts of Manufacturers Life of America's Separate Account One (the "Account") to which the Policyowner allocates the net premiums. Whatever the investment performance, however, it will not cause the death benefit to be less than the face amount specified in the Policy. The cash value of a Policy varies daily. There is no guaranteed minimum cash value.
A Policy's net premiums and earnings on those premiums will be held in one or more of the sub-accounts of the Account. The assets of each sub-account will be used to purchase shares of a particular portfolio ("Portfolio") of NASL Series Trust. The accompanying prospectus for the NASL Series Trust describes the investment objectives of the Trust in which net premiums may be invested: the Emerging Growth Trust, the Balanced Trust, the Capital Growth Bond Trust, the Money Market Trust, the Quantitative Equity Trust (formerly, the Common Stock
Fund), and the Real Estate Securities Trust (collectively, the "NASL Trusts"). Other sub-accounts and Portfolios may be added in the future.

This product is no longer being offered for sale.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR NASL SERIES TRUST.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Manufacturers Life Insurance
Company of America
500 N. Woodward Avenue
Bloomfield Hills, Michigan 48304

Service Office:
200 Bloor Street East
Toronto, Ontario, Canada
M4W 1E5
Telephone: 1(800)827-4546
     1(800) VARILIN(E)



                                                                             (i)

THE DATE OF THIS PROSPECTUS IS DECEMBER 31, 1996.



                                                                           (ii)

                              PROSPECTUS CONTENTS

                                                                               PAGE

INTRODUCTION TO POLICIES ....................................................    1
What Is Variable Life Insurance? ............................................    1
How are Premiums Invested? ..................................................    1
What Amounts Are Deducted From Premiums? ....................................    2
What Other Policy Charges Are Made? .........................................    2
How Often Do The Death Benefit And Cash Value Change? .......................    2
What Is The Minimum Face Amount For Which A Policy Will Be Issued? ..........    2
GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA, SEPARATE ACCOUNT
  ONE AND NASL SERIES TRUST .................................................    3
Who Are Manufacturers Life of America And Manufacturers Life? ...............    3
What Is Manufacturers Life of America's Separate Account One? ...............    3
What Is NASL Series Trust? ..................................................    4
What Are The Investment Objectives and Certain Policies Of The Portfolios? ..    4
DETAILED INFORMATION ABOUT THE POLICY AND MANUFACTURERS LIFE OF AMERICA .....    6
What Are The Requirements For Issuance Of A Policy? .........................    6
Is There A Short-Term Cancellation Right, Or "Free Look"? ...................    6
How Are Premiums Payable? ...................................................    6
How Do Premium Amounts Vary? ................................................    6
What Happens If A Premium Is Not Paid When Due? .............................    7
Is There Any Premium Adjustment On Death? ...................................    7
When Are Net Premiums Allocated? ............................................    7
Are Transfers Between Sub-accounts Allowed? .................................    8
How Will Charges And Expenses Be Deducted? ..................................    9
How Will A Policy's Death Benefit Vary? .....................................   12
How Will A Policy's Cash Value Vary? ........................................   14
How Does The Surrender Of A Policy For Its Net Cash Value Work? .............   16
When Are Proceeds Paid? .....................................................   16
What Are Some Illustrations Of Cash Values And Death Benefits? ..............   17
Under What Conditions Are Loans Available? ..................................   21
What Interest Is Charged On A Policy Loan? ..................................   21
How Are Loans And Loan Repayments Administered? .............................   22
What Are The Exchange Privileges Of The Policy? .............................   23
Who Sells The Policies And What Are The Sales Commissions? ..................   24
What Responsibilities Has Manufacturers Life Assumed? .......................   24
What Is The Tax Treatment Of Policy Benefits? ...............................   25
What Are The Options On Lapse? ..............................................   26
What Are The Reinstatement Rules? ...........................................   27
What Are The Other General Policy Provisions? ...............................   27
What Are The Voting Rights? .................................................   28
Who Are The Directors and Officers Of Manufacturers Life of America? ........   29
Under What Circumstances May Fund Shares Be Substituted? ....................   31
What Reports Will Be Sent To Policyowners? ..................................   31
What State Regulations Apply? ...............................................   32
Is There Any Litigation Pending? ............................................   32


                                                                          (iii)

                                                                               PAGE

Where Can Further Information Be Found? .....................................   32
Legal Matters ...............................................................   32
Experts .....................................................................   32
APPENDIX A ..................................................................   33
APPENDIX B ..................................................................   36
APPENDIX C ..................................................................   42
APPENDIX D ..................................................................   43
FINANCIAL STATEMENTS ........................................................   46


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE PROSPECTUS OF NASL SERIES TRUST OR THE STATEMENT OF ADDITIONAL INFORMATION OF NASL SERIES TRUST.
THE PURPOSE OF THE POLICIES IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN A POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

You are urged to examine this prospectus carefully. Except as otherwise stated, the discussion assumes all premiums are paid when due and there is no outstanding Policy loan.

The INTRODUCTION TO POLICIES will briefly describe the Variable Life Insurance Policy. More detailed information will be found later in the prospectus.

                                                                            (iv)

INTRODUCTION TO POLICIES

WHAT IS VARIABLE LIFE INSURANCE?

The variable life insurance offered by Manufacturers Life of America is, in many respects, similar to traditional "fixed-benefit" whole life insurance. In other respects, it is quite different.

-- The main similarities are:

-- The Policyowner pays a level premium for a Policy that provides a death benefit which is payable to the beneficiary upon the life insured's death.

-- A minimum death benefit, the face amount, is guaranteed.

-- The Policy has a cash value that the Policyowner may borrow against by taking a Policy loan or may obtain by surrendering the Policy.

The main differences are:

-- The Policyowner may allocate the Policy's premiums, after certain deductions have been made, among one or more of the investment sub-accounts of Manufacturers Life of America's Separate Account One. Each sub-account invests in the shares of a particular Portfolio of NASL Series Trust. These Portfolios are the Emerging Growth Portfolio, the Balanced Portfolio, the Capital Growth Bond Portfolio, the Money Market Portfolio, the Quantitative Equity Portfolio (formerly, the Common Stock Portfolio), and the Real Estate Securities Portfolio.

-- The death benefit under a Policy can increase or decrease depending on the investment performance of the Portfolios underlying the sub-accounts to which the Policy's net premiums are allocated; but the death benefit will never decrease below the initial face amount of the Policy if the premiums are paid when due and there is no outstanding Policy loan.

-- The Policy offers the opportunity for appreciation of its cash value based upon investment results. The cash value may increase or decrease each Business Day. The Policyowner bears the risk of decreases in the cash value, since no minimum amount is guaranteed.

HOW ARE PREMIUMS INVESTED?
Net premiums are allocated to the Account and invested in shares of NASL Series Trust. NASL Series Trust has several Portfolios. The Portfolios currently offered are the Emerging Growth Trust, Quantitative Equity Trust (formerly, the Common Stock Fund), Real Estate Securities Trust, Balanced Trust, Capital Growth Bond Trust and Money Market Trust. There are six sub-accounts of the Account, each of which invests in a particular Portfolio of NASL Series Trust. The Policyowner chooses the sub-account(s) of the Account into which the net premiums will be placed.

WHAT AMOUNTS ARE DEDUCTED FROM PREMIUMS?

Manufacturers Life of America deducts certain charges from each premium payment before placing any amount in the sub-account(s). These are for administrative and sales expenses and state premium taxes, as well as for assuming certain insurance risks, including the risk that the life insured will die when the guaranteed face amount is more than would have been payable in the absence of that guarantee. To compensate for sales expenses, there is deducted a sales load of not more than 30% of the basic premium in the first Policy year, 10% of the basic premium in the second through fourth years, and 7.5% thereafter. To compensate for administrative expenses, there is a first year charge of not more than $9 for each $1,000 of guaranteed face amount and an annual fee of $30, provided premiums are payable on an annual basis. Also deducted are a charge equal to 2% of each basic premium to pay state premium taxes and a charge of not more than $1 per $1,000 of face amount, provided premiums are payable on an annual basis, for the guarantee to pay not less than the face amount of the Policy. In addition, a surcharge of not more than $7.30 per $1,000 of face amount, provided premiums are payable on an annual basis, is made for Policies issued to smokers, and an additional deduction of $1.50 per $1,000 of face amount, provided premiums are payable on an annual basis, is made for Policies issued with a face amount of less than $25,000. Finally, additional premiums may be assessed for optional insurance benefits or extra mortality risks. (See "How Will Charges and Expenses Be Deducted?").

WHAT OTHER POLICY CHARGES ARE MADE?

Manufacturers Life of America deducts from the assets of the Account a daily charge equivalent to an annual rate of 0.10% of the average net value of the Account's assets for mortality and expense risks. In addition, Manufacturers Life of America deducts from assets in the Account relating to a Policy on each premium due date for that Policy the cost of insurance attributable to the period elapsed since the previous due date. When a Policy loan is made, a loan administration fee not to exceed 0.20% per year is also deducted. Finally, Manufacturers Life of America reserves the right to make a charge or other provision for certain taxes. See "How Will Charges And Expenses Be Deducted?", and "How Are Loans And Loan Repayments Administered?".

HOW OFTEN DO THE DEATH BENEFIT AND CASH VALUE CHANGE?

The death benefit is adjusted on each premium due date (but not below the face amount) depending on the investment results of the Funds underlying the sub-account(s) in which the Policy participates. It does not change simply because a premium is paid. The cash value also changes at a rate that depends on the investment results of the underlying Funds, but these changes take place on each Business Day. For more detailed information about how the death benefit and cash value change, see "How Will A Policy's Death Benefit Vary?" and "How Will A Policy's Cash Value Vary?".

A Business Day is any day on which the New York Stock Exchange is open for trading or any other day as of which the net asset value of a Fund is determined. Currently, a Business Day ends at 4:00 P.M., Eastern Time. When a Policy value or amount is to be determined after the end of a Business Day or on a day which is not a Business Day, it will be determined on the next day which is a Business Day. A Policy value or amount determined on a Business Day will be determined as of the end of such day.

WHAT IS THE MINIMUM FACE AMOUNT FOR WHICH A POLICY WILL BE ISSUED?

Manufacturers Life of America will issue a Policy only if it has a face amount of not less than $25,000, except for Policies purchased under group or sponsored arrangements in which case the minimum face amount is $10,000.

For a limited time, a Policy may be returned for a refund in accordance with the terms of its "free look" provision. (See "Is There A Short-Term Cancellation Right, Or "Free Look"?".)

Each Policyowner should retain a copy of the Policy. The Policy, together with the attached application, constitutes the entire agreement between the Policyowner and Manufacturers Life of America.

GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA, SEPARATE ACCOUNT ONE AND THE SERIES FUND

WHO ARE MANUFACTURERS LIFE OF AMERICA AND MANUFACTURERS LIFE? Manufacturers Life of America, a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("Manufacturers USA"), is a stock life insurance company organized under the laws of Pennsylvania on April 11, 1977 and redomesticated under the laws of Michigan on December 9, 1992. It is a licensed life insurance company in the District of Columbia and all states of the United States except
New York.   The Manufacturers Life Insurance Company (U.S.A.), a life insurance company organized in 1955 under the laws of Maine and redomesticated under the laws of Michigan on December 30, 1992, is a wholly-owned subsidiary of Manulife Reinsurance Corporation (U.S.A.), a life insurance company organized in 1983 under the laws of Michigan which in turn is a wholly-owned subsidiary of Manufacturers Life, a mutual life insurance company based in Toronto, Canada. Manufacturers Life and its subsidiaries, together, constitute one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. Manufacturers Life and Manufacturers Life of America have received the following ratings from independent rating agencies: Standard and Poor's Insurance Rating Service -- AA+ (for claims paying ability), A.M. Best Company -- A++ (for financial strength), Duff & Phelps Credit Rating Co. -- AAA (for claims paying ability), and Moody's Investors Service, Inc. -- Aa3 (for financial strength). However, neither Manufacturers Life of America nor Manufacturers Life guarantees the investment performance of the Separate Account.

WHAT IS MANUFACTURERS LIFE OF AMERICA'S SEPARATE ACCOUNT ONE?

Manufacturers Life of America established its Separate Account One on May 25, 1983 as a separate account under Pennsylvania law. It is currently being operated under Michigan Law. The Account holds assets that are segregated from all of Manufacturers Life of America's other assets. The Account is currently used only to support variable life insurance policies.
Manufacturers Life of America is the legal owner of the assets in the Account. Manufacturers Life of America will at all times maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to variable life insurance benefits under all the Policies participating in the Account less the aggregate amount of Policy debts. These assets may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manufacturers Life of America.

The Account is registered with the Securities and Exchange Commission ("S.E.C.") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the S.E.C. of the management or investment policies or practices of the Account. For state law purposes the Account is treated as a part or division of Manufacturers Life of America.

WHAT IS NASL SERIES TRUST?

Each sub-account of the Account will purchase shares only of a particular
Portfolio of NASL Series Trust.   NASL Series Trust is registered under the
1940 Act as an open-end management investment company. The Account will purchase and redeem shares of NASL Series Trust at net asset value. Shares will be redeemed to the extent necessary for Manufacturers Life of America to provide benefits under the Policies, to transfer assets from one sub-account to another as requested by Policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio will be reinvested immediately at net asset value in shares of that Portfolio with respect to the Policies and retained as assets of the corresponding sub-account. NASL Series Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by Manufacturers Life of America or life insurance companies affiliated with Manufacturers Life of America. Manufacturers Life of America will also purchase shares through its general account for certain limited purposes including initial Portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits, see the accompanying NASL Series Trust prospectus.

NASL Series Trust receives investment advisory services from NASL Financial Services, Inc. NASL Financial Services, Inc. is a registered investment adviser under the Investment Advisers Act of 1940. NASL Series Trust also employs subadvisers. The following subadvisers provide investment subadvisory services to the indicated portfolios:


        FUND                               SUBADVISER
        Emerging Growth Trust              Warburg, Pincus Counsellors, Inc.
        Quantitative Equity Trust
           (formerly, Common Stock Fund)   Manufacturers Adviser Corporation*
        Real Estate Securities Trust       Manufacturers Adviser Corporation*
        Balanced Trust                     Founders Asset Management, Inc.
        Capital Growth Bond Trust          Manufacturers Adviser Corporation*
        Money Market Trust                 Manufacturers Adviser Corporation*

WHAT ARE THE INVESTMENT OBJECTIVES AND CERTAIN POLICIES OF THE PORTFOLIOS?

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met.

Emerging Growth Trust. The investment objective of the Emerging Growth Trust is maximum capital appreciation. Warburg, Pincus Counsellors, Inc. manages the Emerging Growth Trust and will pursue this objective by

* Manufacturers Adviser Corporation is an indirect wholly-owned subsidiary of Manufacturers Life.

investing primarily in a portfolio of equity securities of domestic companies. The Emerging Growth Trust ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation.

Quantitative Equity Trust (formerly, Common Stock Fund). The investment objective of the Quantitative Equity Trust is to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above-average rate of return. Manufacturers Adviser Corporation manages the Quantitative Equity Trust.

Real Estate Securities Trust. The investment objective of the Real Estate Securities Trust is to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities. Manufacturers Adviser Corporation manages the Real Estate Securities Trust.

Balanced Trust. The investment objective of the Balanced Trust is current income and capital appreciation. Founders Asset Management, Inc. Is the manager of the Balanced Trust and seeks to attain this objective by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

Capital Growth Bond Trust. The investment objective of the Capital Growth Bond Trust is to achieve growth of capital by investing in medium-grade or better debt securities, with income as a secondary consideration. Manufacturers Adviser Corporation manages the Capital Growth Bond Trust. The Capital Growth Bond Trust differs from most "bond" funds in that its primary objective is capital appreciation, not income.

Money Market Trust. The investment objective of the Money Market Trust is to obtain maximum current income consistent with preservation of principal and liquidity. Manufacturers Adviser Corporation manages the Money Market Trust and seeks to achieve this objective by investing in high quality, U.S. dollar denominated money market instruments.


A full description of the NASL Series Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying NASL Series Trust prospectus, which should be read together with this prospectus.

DETAILED INFORMATION ABOUT THE POLICY AND MANUFACTURERS LIFE OF AMERICA

WHAT ARE THE REQUIREMENTS FOR ISSUANCE OF A POLICY?

Manufacturers Life of America will issue a Policy only if it has a face amount of not less than $25,000, except for Policies purchased under group or sponsored arrangements in which case the minimum face amount is $10,000. A Policy may be issued on lives between the ages of 0 and 80. Before issuing any Policy, Manufacturers Life of America will require evidence of insurability satisfactory to it. Non-smokers who meet standard underwriting requirements are offered a discount in computing the premium payable. A higher premium is charged if an extra mortality risk is involved.

IS THERE A SHORT-TERM CANCELLATION RIGHT,
OR "FREE LOOK"?

A Policy may be returned for a full refund within 10 days after it is received, within 45 days after the application for insurance is signed, or within 10 days after Manufacturers Life of America mails or delivers a notice of right of withdrawal, whichever is latest. The Policy can be mailed or delivered to the Manufacturers Life of America agent who sold it or to the Manufacturers Life of America Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, Manufacturers Life of America will refund any premium paid.

HOW ARE PREMIUMS PAYABLE?

Premiums on the Policy are level, fixed, and payable in advance during the life insured's lifetime on an annual, semiannual, quarterly or monthly basis. If paid more often than annually, an extra fee will be charged. A Policyowner may change the mode of payment originally selected, such change to be effective at the next Policy Anniversary. A change in the mode of payment will change the frequency of the determination of the death benefit.

HOW DO PREMIUM AMOUNTS VARY?

The premium amount depends on the Policy's face amount, the life insured's age at issue, the frequency of premium payments, the life insured's risk classification including whether he or she is a standard risk or a non-smoker, whether the Policy is purchased under group or sponsored arrangement, and, except in the case of Policies issued under an employer sponsored plan, the life insured's sex. Additional premiums are charged if optional insurance benefits are added by rider. Policyowners who pay premiums other than on a monthly basis will have a notice that a premium is due mailed at least 15 calendar days prior to the due date.

The following table shows representative standard and non-smoker annual premium amounts for various face amounts:



                                      $25,000 FACE AMOUNT                       $100,000 FACE AMOUNT
                                  -----------------------------            ------------------------------
                                  STANDARD           NON-SMOKER             STANDARD           NON-SMOKER
                                  --------           ----------            ---------           ----------
Male, age 25 at issue              $298.75              $270.75            $1,009.00              $903.00
Male, age 35 at issue              $438.50              $369.00            $1,568.00            $1,299.00
Male, age 40 at issue              $546.75              $442.00            $1,986.00            $1,584.00

The following table compares annual and monthly premiums for life insureds who are non-smokers:


                                      $25,000 FACE AMOUNT                       $100,000 FACE AMOUNT
                             ----------------------------------          --------------------------------
                                   MONTHLY                                   MONTHLY
                              (MANUMATIC*)               ANNUAL          (MANUMATIC)               ANNUAL
                              ------------              -------          -----------            ---------
Male, age 25 at issue               $23.50              $270.75               $77.00              $903.00
Male, age 35 at issue               $31.75              $369.00              $111.00            $1,299.00
Male, age 40 at issue               $38.00              $442.00              $135.00            $1,584.00

__________

* See definition under "How Will Charges And Expenses Be Deducted?"

WHAT HAPPENS IF A PREMIUM IS NOT PAID WHEN DUE?

There is a grace period of 31 days for each premium payment except the first one. During the grace period, the Policy will continue in effect. A Policy will lapse if a premium has not been paid by the end of the grace period by the Policyowner or by the automatic premium loan option described on page 20. Upon lapse, a notice will be sent to the Policyowner stating that the Policy has lapsed and advising that the Policyowner will have several options provided the Policy has a net cash value. These may include continuing the face amount of insurance coverage, less any Policy debt, for a fixed period, continuing a lesser amount of insurance for the lifetime of the life insured, or surrender of the Policy for its net cash value. (See "What Are The Options On Lapse?".)

IS THERE ANY PREMIUM ADJUSTMENT ON DEATH?

If the life insured dies during the grace period before the premium is paid, the portion of the unpaid premium that covers the period from the due date to the end of the month in which death occurs will be deducted from the death benefit. If the life insured dies while no premium is in default, Manufacturers Life of America will increase the death benefit by the portion of the last premium that covers the period subsequent to the end of the month in which death occurs.

WHEN ARE NET PREMIUMS ALLOCATED?

Except in the case of a backdated Policy, the initial net premium -- that is, the amount of the premium less the deductions described below under "How Will Charges And Expenses Be Deducted?", page 10 -- will be allocated on the Policy Date to one or more sub-accounts as directed by the Policyowner. The Policy Date is the earlier of the date the Manufacturers Life of America Service Office receives a completed application with the full first premium for the Policy and the date Manufacturers Life of America's underwriters approve issuance of the Policy. A backdated Policy is one for which the Policy Date is deemed earlier than both the date the Service Office receives a completed application with the full first premium and the date Manufacturers Life of America's underwriters approve issuance of the Policy. For a backdated Policy, the net premiums payable prior to the date Manufacturers Life of America's underwriters approve issuance of the Policy, plus interest on such net premiums at 4 1/2% per annum, minus accumulated cost of insurance deductions (See "How Will Charges And Expenses Be Deducted?"), plus any net premium then due will be allocated to the appropriate sub-account(s) on the date Manufacturers Life of America's underwriters approve issuance of the Policy.

A Policy issued on the basis of a completed application without the full first premium will be cancelled and any partial premiums paid will be returned to the Policyowner if the full first premium is not received by the Service Office within 31 days after the Issue Date. The Issue Date is the date 7 days after Manufacturers Life of America's underwriters approve issuance of the Policy.

Subsequent net premiums are allocated to the appropriate sub-account(s) when due (not when received).

Between the date Manufacturers Life of America receives an initial premium for the Policy, either a full first premium or a partial premium, and the date insurance coverage commences under the Policy, the life insured may be covered under the terms of a conditional insurance agreement.

The Policyowner may change the way in which premiums are allocated, beginning on the next premium due date, by giving not less than seven days' written notice to the Manufacturers Life of America Service Office. Within seven days of receiving such notice, Manufacturers Life of America will send the Policyowner a statement setting forth the revised allocation. There is no charge for reallocating future net premiums among sub-accounts. Any percentage allocation of a net premium to a particular sub-account must be at least 10%, and all percentage allocations must be in whole numbers. For example, 33% can be selected but 33 1/3% cannot. An allocation can be expressed as a dollar-amount, provided the amount is applicable to one sub-account only.

Within seven days of each Policy Anniversary, a statement will be mailed to the Policyowner showing the amount of the death benefit, the net cash value, and any Policy debt (including interest charged for the preceding Policy year) as of the Policy Anniversary. The statement will also show the amount of the cash value derived from each sub-account. As a reminder to the Policyowner, the statement will also show how future premiums will be allocated among sub-accounts.


ARE TRANSFERS BETWEEN SUB-ACCOUNTS ALLOWED?

The Policyowner may, up to eight times in each Policy year, transfer amounts from one sub-account to another without charge. Currently, the Company will permit additional transfers subject to a charge of $25 which will be billed separately. All or a portion of the amount credited to a sub-account may be transferred.

Transfer requests must be satisfactory to Manufacturers Life of America and in writing, or by telephone if a currently valid telephone transfer authorization form is on file. Although failure to follow reasonable procedures may result in Manufacturers Life of America's liability for any losses due to unauthorized or fraudulent telephone transfers, Manufacturers Life of America will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. Manufacturers Life of America will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming a valid telephone authorization form is on file, tape recording all telephone transactions and providing written confirmation thereof.

Transfers will take effect on the Business Day on which a proper request is received at the Manufacturers Life of America Service Office. The request may be in terms of dollars, such as a request to transfer $10,000 from one sub-account to another, or may be in terms of a percentage reallocation among sub-accounts. In the latter case, as with premium reallocations, the percentages must be in whole numbers. Within seven days of receipt of a proper request by the Manufacturers Life of America Service Office, a statement will be sent to the Policyowner showing the amount allocated to each sub-account before and after the transfer.

HOW WILL CHARGES AND EXPENSES BE DEDUCTED?

PREMIUM DEDUCTIONS

The portion of each premium which may be allocated among the sub-accounts is equal to the premium payable, adjusted for the smokers surcharge or non-smokers discount described below, less the charges Manufacturers Life of America deducts from the premium for certain risks and expenses it incurs in connection with the Policy.

ANNUAL ADMINISTRATION FEE. If premiums are paid annually, there is an annual administration fee of $30 for administrative expenses incurred for, among other things, billing, collecting premiums, processing claims, paying cash values, making Policy changes, keeping records, and communicating with Policyowners. If premiums are paid more frequently, the annual administration fee will be higher to reflect the additional expense incurred in collecting and processing more frequent premiums. The fee will be $36 if premiums are paid semiannually, $42 if premiums are paid quarterly, and $54 if premiums are paid monthly. If monthly premiums are paid by pre-authorized check ("ManuMatic"), the fee is $36. Unless otherwise agreed to by Manufacturers Life of America, monthly premiums must be paid by ManuMatic. A separate application for the ManuMatic pre-authorized check service is available from a Manufacturers Life of America agent.

FIRST-YEAR ADMINISTRATION CHARGE. There is a onetime administration charge in the first Policy year which will not be more than $9 for each $1,000 of the guaranteed face amount. This charge is designed to cover the cost of processing applications, conducting medical examinations, determining insurability and the life insured's risk class, and establishing Policy records.

SALES LOAD. There is a charge designed to compensate Manufacturers Life of America for the cost of selling the Policy. The cost includes agents' commissions, advertising, agent training, and the printing of prospectuses and sales literature. The charge is generally called the "sales load". It is not more than 30% of the basic premium (defined below) in the first Policy year, not more than 10% of the basic premium in the second through fourth years, and not more than 7.5% thereafter. Also, the sales charge will not exceed 9% of the sum of the basic premiums to be paid during the period equal to the lesser of
(i) 20 years or (ii) the anticipated life expectancy of the life insured based on the 1958 Commissioners Standard Ordinary Mortality Table. Moreover, the sales charge is never more in any year than in a prior year. The basic premium is the gross annual premium for the Policy less the annual administration fee and the additional charge applicable to Policies with a face amount of less than $25,000 described below. It does not include the premium for any optional insurance benefits that may be chosen or any additional premium amounts for extra mortality risks. The amount of the sales load in a Policy year is not specifically related to sales expenses for that year. Manufacturers Life of America expects to recover its total sales expenses over the periods the Policies are in force. To the extent that sales expenses are more than the sales load in any year, Manufacturers Life of America will pay them from its other assets or surplus which may include any profits derived from the mortality and expense risks charge.

PREMIUM TAX CHARGE. There is a charge equal to 2% of each basic premium to pay state premium taxes. These taxes differ from state to state. The 2% rate is expected to be enough, on average, to pay taxes in all states.

MINIMUM DEATH BENEFIT CHARGE. There is a charge of not more than $1 per $1,000 of face amount, if premiums are payable annually, to compensate Manufacturers Life of America for the risk that a life insured may die at a time when the death benefit exceeds the benefit that would have been payable in the absence of a face amount guarantee.

SMOKERS SURCHARGE AND NON-SMOKERS DISCOUNT. For issue ages over 15, there is a smokers surcharge of not more than $7.30 per $1,000 face amount and a non-smokers discount of not more than $3.65 per $1,000 face amount, if premiums are payable annually, reflecting the assumption made by Manufacturers Life of America that smokers will suffer higher mortality than non-smokers.

WHERE PREMIUMS ARE PAYABLE MORE FREQUENTLY THAN ANNUALLY, THE ABOVE TWO CHARGES AND THE FIRST-YEAR ADMINISTRATION CHARGE ARE PRORATED AGAINST PREMIUMS AND ARE INCREASED USING AN ANNUAL INTEREST RATE OF 4 1/2% TO REFLECT THE FACT THAT THE PREMIUMS ARE PAID THROUGHOUT THE YEAR RATHER THAN AT THE BEGINNING.

GROUP OR SPONSORED ARRANGEMENTS

Where permitted by state insurance laws, Policies may be purchased under group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

The sales load described above may be reduced for Policies issued in connection with group or sponsored arrangements. Manufacturers Life of America will reduce the sales load in accordance with its rules in effect as of the date an application for a Policy is approved. To qualify for such a reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contracts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the group or sponsored arrangement, its stability as indicated by its term of existence, the purposes for which Policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and, for Policies having a face amount of $25,000 or above, the different mortality experience expected as a result of, sales to qualifying groups and sponsored arrangements.

Manufacturers Life of America may modify from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Policyowners and all other Policyowners funded by the Account.

SMALL POLICY PREMIUM. In group or sponsored arrangements, Manufacturers Life of America will issue Policies with a face amount of less than $25,000 but not less than $10,000. Policies issued with a face amount of less than $25,000 will be subject to an additional premium deduction equal to $1.50 per $1,000 face amount if premiums are payable annually (increased using an annual interest rate of 4 1/2% if premiums are payable more frequently than annually). This additional deduction is designed to cover the anticipated higher mortality rates for the smaller Policies where less stringent underwriting rules apply.

In 1983 the United States Supreme Court held that certain insurance policies, the benefits under which vary based on sex, may not be offered pursuant to certain employer-sponsored benefit plans and fringe benefit programs. In group or sponsored arrangements where sex-based premiums and benefits may not be used, Manufacturers Life of America will issue the Policies described herein for male life insureds to all members of the group, male and female, with appropriate changes made by endorsement where the life insured is female. Manufacturers Life of America recommends that any employer proposing to offer the Policies to employees under a group or sponsored arrangement consult his or her attorney before doing so.

ACCOUNT CHARGES

MORTALITY AND EXPENSE RISKS CHARGE. Apart from the deductions from gross premiums just described, there is also a daily charge to the Account for the mortality and expense risks that Manufacturers Life of America assumes. This charge is made daily at an annual rate of 0.10% of the average net value of the Account's assets. The mortality risk assumed is that life insureds may live for a shorter period of time than Manufacturers Life of America estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than Manufacturers Life of America estimated. Manufacturers Life of America will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies. Where Account assets have been reduced as a result of a Policy loan, the mortality and expense risks charge will be assessed against the Policy loan account in addition to a loan administration fee. (See "How Are Loans And Loan Repayments Administered?", page 21.)

COST OF INSURANCE. On each premium due date, Manufacturers Life of America deducts from the assets in the Account relating to the Policy the cost of insurance attributable to the period elapsed since the previous premium due date. Such charge is based upon the 1958 Commissioners Standard Ordinary Mortality Table. If premiums are payable annually, the cost of insurance will be equal to an amount determined by multiplying the mortality rate set forth in the table based on the age of the life insured by the difference between the Policy's variable death benefit and the Policy's cash value. Any determination of the cash value of the Policy, regardless of when made, will also reflect the cost of insurance for the current premium period. A Policyowner may request in the application for the Policy that the cost of insurance be deducted, to the extent possible, against the assets in a single sub-account relating to the Policy, or alternatively, that assets in a single sub-account be immunized, to the extent possible, from any deduction for the cost of insurance. If no such request is made, the cost of insurance will be deducted from all sub-accounts in which the Policy participates in proportion to the value of the assets relating to the Policy held in each sub-account.

The deductions and charges described above will not be increased by Manufacturers Life of America with respect to any Policy in effect regardless of any changes in longevity or increases in expenses.

PROVISION FOR TAXES. Currently, Manufacturers Life of America makes no charge against the Account for federal, state or local taxes that may be attributable to the Account or to the operations of the Company with respect to the Policies. However, if Manufacturers Life of America incurs any such taxes, it may make a charge or establish a provision for those taxes.


NASL SERIES TRUST CHARGES. The Account purchases shares of NASL Series Trust at net asset value. The net asset value of those shares reflects investment management fees equivalent to an annual rate as set forth below and expenses already deducted from the assets of NASL Series Trust. In addition detailed information concerning such fees and expenses is set forth in the prospectus for NASL Series Trust that accompanies this prospectus.

Investment management fees and expenses associated with the Portfolios of NASL Series Trust are as follows:

(i) an investment management fee of   1.05% assessed against the assets of the
Emerging Growth Trust

(ii) an investment management fee of   .70%   assessed against the assets of
the Quantitative Equity Trust (formerly, the Common Stock Fund)*

(iii) an investment management fee of   .70%    assessed against the assets of
     the Real Estate Securities Trust*

(iv) an investment management fee of    .80%    assessed against the assets of
     the Balanced  Trust

(v)  an investment management fee of   .65%    assessed against the assets of
     the Capital Growth Bond Trust *

(vi) an investment management fee of   .50%     assessed against the assets of
     the Money Market Trust

(vii) expenses of up to .50% assessed against the assets of all the Trusts *

* NASL Financial Services, Inc. has voluntarily agreed to waive fees payable to it and/or to reimburse expenses for a period of one year beginning the effective date of this prospectus to the extent necessary to prevent the total of advisory fees and expenses for the Common Stock Trust, Real Estate Securities Trust and Capital Growth Bond Trust for such period from exceeding .50% of average net assets.

HOW WILL A POLICY'S DEATH BENEFIT VARY?

Although a Policy's death benefit can never be less than the Policy's face amount (assuming no outstanding Policy debt or premium in default), it will vary each premium due date by an amount that depends on the investment performance of the sub-accounts in which the Policy participates and with the net interest earned on Policy loans. The first "premium period" starts on the "Policy Date". Each succeeding premium period starts on the premium due date and ends on the day before the next premium due date.


To simplify the following discussion, it is assumed that there is no Policy debt, that no premium is in default and that all of the net premiums under a Policy have been allocated to a single sub-account. If the value of the assets relating to the Policy held in the sub-account has increased due to investment performance during the premium period at greater than a net annual effective rate of 4 1/2%, the Policy's death benefit will increase on the premium due date; if the value of these assets decreases, or increases at less than a net annual effective rate of 4 1/2%, the death benefit will decrease (but not below the face amount). The reason the assets of the sub-account relating to a Policy must increase from one premium due date to the next at a net annual effective rate of more than 4 1/2% in order for the death benefit to increase is that Manufacturers Life of America, in determining the premiums for the Policy, has assumed that the value of the assets will increase due to investment performance at a net annual effective rate of 4 1/2%.


The exact amount by which the death benefit changes is determined by an actuarial computation that is based, among other things, upon the age of the life insured and the number of years the Policy has been in effect, as well as by the investment results of the sub-account in which the Policy participates and interest charged for any Policy loan.

On each premium due date, Manufacturers Life of America determines the extent to which the value of the assets relating to the Policy and the net interest earned on any Policy loan differ from the amount which would have been earned at the assumed annual rate of 4 1/2%. The difference, if positive, is applied as a net single premium to buy "paid-up additions" at rates contained in the Policy. If negative, the difference results in a reduction in the amount of paid-up additions. Although a Policy may have negative paid-up additions, the death benefit is never less than the face amount, assuming all premiums are paid when due and there is no Policy loan. For an illustration of the manner in which the death benefit is determined, see Appendix C.

A variation of a sub-account's net investment performance from the assumed annual rate of 4 1/2% will tend to produce a larger change in the death benefit for a younger life insured than for an older life insured. This is due to the fact that the net single premium rates used to buy paid-up additions rise as the life insured grows older. Because the assets relating to a Policy tend to increase as net premiums are paid, the dollar change in the death benefit will tend to be greater for a Policy that has been in effect for a long time than for one that has been in effect for a short time, despite the fact that the life insured is older. The following examples show what the amount of the change in the death benefit would be under the facts assumed for purposes of illustration. In these examples the changes are slightly greater for the Policy issued on the older life insured because the premiums for a $100,000 Policy issued at age 40 are greater than those for one issued at age 25, and the dollar amount of the increase resulting from a 6.57% compounded net return upon the assets in the Account relating to the Policy on the older life insured is therefore larger. The changes in the death benefit are greater even though the increase or decrease in the death benefit resulting from a $1.00 change in the assets relating to the Policy is greater for a younger life insured.

EXAMPLE NO. 1. Non-smoker Policy with $100,000 face amount and annual premiums in effect for 10 years, during which the value of the assets in the sub-account increased due to investment performance at a uniform net annual rate of 6.57%.



                          DEATH BENEFIT     DEATH BENEFIT      DOLLAR
       INSURED            END OF YEAR 9     END OF YEAR 10     CHANGE
- ---------------------     -------------     --------------     ------
Male, age 25 at issue          $102,983           $103,703     $  720
Male, age 40 at issue          $103,532           $104,357     $  825

(Above figures derived from tables on pages 18 and 19.)

EXAMPLE NO. 2. Same assumptions as in Example No. 1 except that the value of the assets increases by a uniform net annual rate of 1.64% in the 10th year.


                          DEATH BENEFIT     DEATH BENEFIT      DOLLAR
       INSURED            END OF YEAR 9     END OF YEAR 10     CHANGE
- ---------------------     -------------     --------------     ------
Male, age 25 at issue          $102,983           $101,988    -$  995
Male, age 40 at issue          $103,532           $102,391    -$1,141


The following examples show how the same investment results affect the death benefit more significantly for a younger life insured.

EXAMPLE NO. 3. Non-smoker Policy with a $1,500 annual premium, in effect for 10 years, during which the value of the assets in the sub-account increased due to investment performance at a uniform net rate of 6.57% per year.

                                             DEATH     DEATH
                                            BENEFIT   BENEFIT
                                    FACE     END OF    END OF   DOLLAR
                  INSURED          AMOUNT    YEAR 9   YEAR 10   CHANGE
         -----------------------  --------  --------  --------  ------
         Female, age 25 at issue  $179,927  $185,295  $186,590  $1,295
         Female, age 40 at issue  $102,654  $106,280  $107,126  $  846


EXAMPLE NO. 4. Same assumptions as Example No. 3 except that the value of the assets increases by a uniform net rate of 1.64% in the 10th year.


                                             DEATH     DEATH
                                            BENEFIT   BENEFIT
                                    FACE     END OF    END OF   DOLLAR
                 INSURED           AMOUNT    YEAR 9   YEAR 10   CHANGE
         -----------------------  --------  --------  --------  -------
         Female, age 25 at issue  $179,927  $185,295  $183,503  -$1,792
         Female, age 40 at issue  $102,654  $106,280  $105,108  -$1,172


If the assets in the sub-account in which the Policy participates have earned less than a net annual effective rate of 4 1/2%, and the death benefit accordingly equals the guaranteed face amount, Manufacturers Life of America will keep a record of what the death benefit would have been had there not been a guaranteed minimum (namely, a record of the negative paid-up additions). If later investment results are favorable, that is if the value of the assets in the sub-account later increases at a net annual effective rate greater than 4 1/2% a year, the death benefit will not become more than the guaranteed face amount until the earlier unfavorable investment results have been offset (in other words, until the negative paid-up additions are offset in full by positive paid-up additions). For example, suppose in the case of the female age 25 set forth in Example No. 3 above the value of the assets in the sub-account increases due to investment performance at a gross annual rate of 2% for the first three years. The death benefit will nevertheless remain at the guaranteed face amount. If the value of the assets increases at a gross annual rate of 8.9% (i.e., 8.25% net annual rate) in the fourth year, this would be sufficient to offset the earlier unfavorable investment results and the death benefit would increase to $179,935.

For further information, see the tables under the caption "How will A Policy's Death Benefit Vary?". They show for various life insureds how a Policy's death benefit and cash value will change if the gross investment return is 0%, 4%, or 8%. Comparable information based on gross investment returns of 0%, 6% and 12% is contained in Appendix A. Certain additional illustrations for females are set forth in Appendix B.

HOW WILL A POLICY'S CASH VALUE VARY?

A Policy has a net cash value which the Policyowner may get by surrender of the Policy while the life insured is living. Unlike traditional fixed-benefit whole life insurance, however, a Policy's cash value is not known in advance even if it is assumed that premiums are paid when due, because it varies daily with the investment performance of the sub-account(s) in which the Policy participates and with the net interest earned on Policy loans.

A Policy's value upon surrender is its "net cash value", which is the cash value less any outstanding Policy debt. (See "Under What Conditions Are Loans Available?", page 20.) The following discussion of cash values assumes that there is no Policy debt, that no premium is in default, and that the net premiums have all been allocated to a single sub-account.

During the first Policy year, the cash value will be very small or zero because of the charges made in connection with issuance of the Policy. The cash value on each premium due date will be equal to the cash value on the preceding premium due date plus the net amount of the premium due on such previous premium due date, increased or decreased by the change in the value of the assets relating to the Policy, less the cost of insurance for the period between the two dates. If a premium is not paid before the end of the grace period and the Policy is surrendered before then, the cash value is adjusted downward to take into account the failure to pay the premium on the due date. For an illustration of the manner in which the cash value is determined, see Appendix D.

An increase in the value of the assets in the Account at a specific net annual rate will not result in an increase in Policy cash values at the same net annual rate. Moreover, an increase over a premium period will not result in the same end-of-period cash value for Policies having the same cash value at the beginning of the premium period if the Policies are for life insureds of different ages. This is because the cash value reflects the deduction of the cost of insurance, which is different for life insureds of different ages.

The following examples show what the amount of the change in the cash value will be under the stated assumptions.

EXAMPLE NO. 5. Non-smoker Policy with $100,000 face amount and annual premiums in effect for 10 years, during which the value of the assets in the sub-account increased at a uniform net annual rate of 6.57%.


                                        CASH     CASH
                                        VALUE    VALUE
                                       END OF   END OF   DOLLAR
                        INSURED        YEAR 9   YEAR 10  CHANGE
                ---------------------  -------  -------  ------
                Male, age 25 at issue   $7,131   $8,300  $1,169
                Male, age 40 at issue  $13,647  $15,707  $2,060


(Above figures derived from tables on pages 18 and 19.)

EXAMPLE NO. 6. Same assumptions as in Example No. 5 except that the value of the assets increases by a net annual rate of 1.64% in the 10th year.


                                        CASH     CASH
                                        VALUE    VALUE
                                       END OF   END OF   DOLLAR
                        INSURED        YEAR 9   YEAR 10  CHANGE
                ---------------------  -------  -------  ------
                Male, age 25 at issue   $7,131   $7,905    $774
                Male, age 40 at issue  $13,647  $14,949  $1,302


The changes are greater for the older life insured because the premiums (and hence the assets in the Account relating to the Policy on that life insured) are greater and the same rate of increase therefore produces a greater dollar amount change.

EXAMPLE NO. 7. Non-smoker Policy with a $1,500 annual premium, in effect for 10 years, during which time the value of the assets in the sub-account increased at a uniform net annual rate of 6.57%.


                                              CASH     CASH
                                              VALUE    VALUE
                                     FACE    END OF   END OF   DOLLAR
                    INSURED         AMOUNT   YEAR 9   YEAR 10  CHANGE
          -----------------------  --------  -------  -------  ------
          Female, age 25 at issue  $179,927  $12,831  $14,934  $2,103
          Female, age 40 at issue  $102,654  $14,010  $16,124  $2,114

EXAMPLE NO. 8. Same assumptions as in Example No. 7 except that the value of the assets increases by a net annual rate of 1.64% in the 10th year.


                                              CASH     CASH
                                              VALUE    VALUE
                                     FACE    END OF   END OF   DOLLAR
                    INSURED         AMOUNT   YEAR 9   YEAR 10  CHANGE
          -----------------------  --------  -------  -------  ------
          Female, age 25 at issue  $179,927  $12,831  $14,224  $1,393
          Female, age 40 at issue  $102,654  $14,010  $15,346  $1,336


In Example No. 8, the change is smaller for the older life insured notwithstanding the higher cash value at the end of year 9 because the cost of insurance is higher for the older life insured. The last two examples might be compared with examples 3 and 4 on page 14. Note that while the same premium results in a larger death benefit for the younger life insured, the cash values for the younger and older lives insured are quite similar. Note also that, in this example, while the death benefit decreases if the investment return is at a net annual rate of 1.39%, the cash value increases. The death benefit does not increase because the death benefit provisions assume a 4 1/2% net annual growth.

Because a part of each premium is used to provide life insurance protection, the cash values cannot meaningfully be compared with the amounts that would have been available had the gross premiums been invested without obtaining life insurance protection.

HOW DOES THE SURRENDER OF A POLICY FOR ITS NET CASH VALUE WORK?

A Policy may be surrendered in whole or in part for its net cash value while the life insured is living. Surrendering a Policy in part involves splitting the Policy into two Policies. One is surrendered for its net cash value; the other is continued in force. The Policy continued must have a face amount of at least $25,000 (or $10,000 for group or sponsored arrangements), and its premium will be based on the new face amount and the original issue age.

To surrender a Policy in whole or in part, the Policyowner must deliver or mail it, together with a written request in a form acceptable to Manufacturers Life of America, to the Manufacturers Life of America Service Office. The net cash value of a surrendered Policy will be determined as of the Business Day such notice and the Policy are received at the Service Office, and thereafter the Policyowner will have no further rights under the Policy or portion thereof surrendered. No portion of any charges or expenses previously deducted will be refunded as a result of a surrender in whole or in part.

WHEN ARE PROCEEDS PAID?

As long as the Policy is in force, other than as extended term or reduced paid-up insurance (see "What Are The Options On Lapse?", page 25), Manufacturers Life of America will ordinarily pay any death benefit, net cash value, or Policy loan proceeds within seven days after receipt at the Manufacturers Life of America Service Office of all the documents required for such a payment. However, except as noted below, Manufacturers Life of America may delay payment of any net cash value, Policy loan proceeds or death benefit in excess of the guaranteed face amount for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closings) or when the S.E.C. has determined that a state of emergency exists which may make such payment impractical.

If a Policy is in force as extended term or reduced paid-up insurance for a fixed amount, Manufacturers Life of America expects to pay any cash value promptly. However, it has the right to delay payment of the cash value of such insurance for up to six months. Manufacturers Life of America will pay interest if it delays such a payment for more than 30 days.

WHAT ARE SOME ILLUSTRATIONS OF CASH VALUES AND DEATH BENEFITS?

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables illustrate how cash values and death benefits of Policies with a given premium and face amount issued on a life insured of a given age would vary over time if the return on the assets held in the Funds was a uniform, gross, after-tax, annual rate of 0%, 4%, or 8%. The death benefits and cash values would be different from those shown if the returns averaged 0%, 4%, or 8%, but fluctuated over and under those averages throughout the years.

The amounts shown for the death benefit and cash value as of each Policy year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the daily investment management fees and expenses incurred by NASL Series Trust, as well as the daily charge to the Account for assuming mortality and expense risks, which is equivalent to an annual charge of 0.10%, are deducted from the gross return. For purposes of illustration the deduction of the investment management fee has been set at 1.23% per annum (guaranteed charges). Gross annual rates of return of 0%, 4% and 8% correspond to approximate net annual rates of return of -1.32%, 2.62% and 6.57%.

The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Account. If such a charge is made in the future, it will take a higher gross rate of return to produce after-tax returns of 0%, 4% and 8% than it does now.

Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's age and sex and on the face amount or premium amount requested. Such an illustration will assume that the life insured is a standard (or, on request, a non-smoker) risk and that the premium will be paid on an annual basis.

                         VARIABLE LIFE INSURANCE POLICY
                               MALE ISSUE AGE 25
                              $100,000 FACE AMOUNT
    $903.00 ANNUAL PREMIUM FOR NON-SMOKER WITH STANDARD UNDERWRITING RISK(1)



             PREMIUMS                DEATH BENEFIT(2)                          CASH VALUE(2)
           ACCUMULATED         ASSUMING HYPOTHETICAL GROSS              ASSUMING HYPOTHETICAL GROSS
END OF        AT 4%            ANNUAL INVESTMENT RETURN OF              ANNUAL INVESTMENT RETURN OF
POLICY      INTEREST         ---------------------------------        ------------------------------
YEAR        PER YEAR            0%          4%            8%             0%         4%        8%
- ----        --------            --          --            --             --         --        --
  1        $   939           $100,000     $100,000     $100,019      $     0    $     0   $     0
  2          1,916            100,000      100,000      100,116          595        633       671
  3          2,932            100,000      100,000      100,291        1,225      1,321     1,419
  4          3,988            100,000      100,000      100,543        1,846      2,024     2,214
  5          5,087            100,000      100,000      100,875        2,481      2,770     3,084
  6          6,229            100,000      100,000      101,285        3,106      3,532     4,008
  7          7,417            100,000      100,000      101,774        3,721      4,311     4,989
  8          8,653            100,000      100,000      102,340        4,326      5,108     6,029
  9          9,939            100,000      100,000      102,983        4,921      5,922     7,131
 10         11,275            100,000      100,000      103,703        5,506      6,754     8,300
 15         18,805            100,000      100,000      108,429        8,220     11,111    15,199
 20         27,965            100,000      100,000      114,978       10,467     15,644    24,028
 25         39,111            100,000      100,000      123,291       12,192     20,207    35,127

(1) If premiums are paid more frequently than annually, the payments would be $459.00 semiannually, $232.50 quarterly, $78.50 monthly, or $77.00 monthly ManuMatic. The death benefits and cash values would be slightly different for a Policy with more frequent premium payments.

(2)  Assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4% AND 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MANUFACTURERS LIFE OF AMERICA OR NASL SERIES TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         VARIABLE LIFE INSURANCE POLICY
                               MALE ISSUE AGE 40
                              $100,000 FACE AMOUNT
   $1,584.00 ANNUAL PREMIUM FOR NON-SMOKER WITH STANDARD UNDERWRITING RISK(1)



             PREMIUMS                DEATH BENEFIT(2)                          CASH VALUE(2)
           ACCUMULATED         ASSUMING HYPOTHETICAL GROSS              ASSUMING HYPOTHETICAL GROSS
END OF        AT 4%            ANNUAL INVESTMENT RETURN OF              ANNUAL INVESTMENT RETURN OF
POLICY      INTEREST         ---------------------------------        ------------------------------
YEAR        PER YEAR            0%          4%            8%             0%         4%        8%
- ----        --------            --          --            --             --         --        --
  1        $ 1,647           $100,000     $100,000     $100,032      $    80    $    97   $   114
  2          3,361            100,000      100,000      100,157        1,350      1,436     1,524
  3          5,142            100,000      100,000      100,373        2,577      2,784     3,000
  4          6,995            100,000      100,000      100,679        3,762      4,140     4,544
  5          8,923            100,000      100,000      101,075        4,952      5,553     6,210
  6         10,927            100,000      100,000      101,560        6,098      6,972     7,952
  7         13,011            100,000      100,000      102,132        7,199      8,394     9,771
  8         15,179            100,000      100,000      102,790        8,254      9,819    11,669
  9         17,434            100,000      100,000      103,532        9,262     11,242    13,647
 10         19,778            100,000      100,000      104,357       10,221     12,662    15,707
 15         32,986            100,000      100,000      109,681       14,280     19,631    27,276
 20         49,055            100,000      100,000      116,921       17,107     26,177    41,083
 25         68,606            100,000      100,000      126,006       18,694     31,965    57,143


(1) If premiums are paid more frequently than annually, the payments would be $804.00 semiannually, $405.50 quarterly, $136.50 monthly, or $135.00 monthly ManuMatic. The death benefits and cash values would be slightly different for a Policy with more frequent premium payments.

(2)  Assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4% AND 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MANUFACTURERS LIFE OF AMERICA OR NASL SERIES TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         VARIABLE LIFE INSURANCE POLICY
                               MALE ISSUE AGE 55
                              $100,000 FACE AMOUNT
   $3,278.00 ANNUAL PREMIUM FOR NON-SMOKER WITH STANDARD UNDERWRITING RISK(1)



             PREMIUMS                DEATH BENEFIT(2)                          CASH VALUE(2)
           ACCUMULATED         ASSUMING HYPOTHETICAL GROSS              ASSUMING HYPOTHETICAL GROSS
END OF        AT 4%            ANNUAL INVESTMENT RETURN OF              ANNUAL INVESTMENT RETURN OF
POLICY      INTEREST         ---------------------------------        ------------------------------
YEAR        PER YEAR            0%          4%            8%             0%         4%        8%
- ----        --------            --          --            --             --         --        --
  1         $  3,409         $100,000     $100,000     $100,089      $   668    $   746   $   825
  2            6,955          100,000      100,000      100,280        2,807      3,054     3,306
  3           10,642          100,000      100,000      100,571        4,831      5,331     5,858
  4           14,477          100,000      100,000      100,959        6,738      7,574     8,478
  5           18,465          100,000      100,000      101,445        8,623      9,877    11,267
  6           22,613          100,000      100,000      102,028       10,391     12,139    14,129
  7           26,926          100,000      100,000      102,705       12,042     14,358    17,064
  8           31,412          100,000      100,000      103,475       13,578     16,529    20,071
  9           36,078          100,000      100,000      104,334       14,999     18,647    23,147
 10           40,930          100,000      100,000      105,283       16,304     20,708    26,289
 15           68,263          100,000      100,000      111,303       21,080     29,931    42,819
 20          101,517          100,000      100,000      119,326       23,254     37,147    60,511
 25          141,976          100,000     100,000       129,261       23,719     42,719    79,760

(1) If premiums are paid more frequently than annually, the payments would be $1,660.00 semiannually, $835.50 quarterly, $280.50 monthly, or $279.00 monthly ManuMatic. The death benefits and cash values would be slightly different for a Policy with more frequent premium payments.

(2)  Assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4% AND 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE
MADE BY MANUFACTURERS LIFE OF AMERICA OR NASL SERIES TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
________________________________________________________________________________

UNDER WHAT CONDITIONS ARE LOANS AVAILABLE?

A Policyowner may borrow against the cash value of his or her Policy in an amount not to exceed the "loan value" of the Policy reduced by any premium due and any existing Policy debt. The loan value is 90% of the cash value, except that if the Policy has been changed to extended term insurance, see "What Are The Options On Lapse?", it has no loan value.

Manufacturers Life of America can postpone making the loan, unless it is used to pay a premium, for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closings) or when the Securities and Exchange Commission has determined that a state of emergency exists which may make such payment impractical.

Manufacturers Life of America will automatically grant a loan to pay all or part of an unpaid premium if:

(a) the premium is still unpaid at the end of the grace period;

(b) this loan option was requested in the application, or Manufacturers Life of America receives the Policyowner's signed request for it before the end of the grace period; and

(c) the cash value exceeds the Policy debt.

Manufacturers Life of America will loan the whole premium if at the end of the premium period the Policy debt will not exceed the cash value. If loaning the whole premium would make the Policy debt at the end of the premium period greater than the cash value, Manufacturers Life of America will loan only a part of the premium. The amount Manufacturers Life of America loans will keep the Policy in force from the due date of the premium until the Policy debt equals the cash value. Then, if the balance of the premium is still unpaid, the Policy will terminate.

WHAT INTEREST IS CHARGED ON A POLICY LOAN?

A Policy will be issued with a loan provision providing for loan interest at either a fixed rate or, if permitted in the state in which the Policy is issued, a variable rate as selected in the application. Not all states have laws permitting variable policy loan interest rates. Some states permit variable rates but set maximums, and there are other variations from state to state. For details about the policy loan interest rate laws in your state, contact your registered representative or the Manufacturers Life of America Service Office. Where permitted, either the fixed rate provisions or variable rate provisions as follows will apply.

FIXED RATE PROVISIONS. Interest on all loans, including automatic premium loans, under Policies containing the fixed rate provision will be at an annual rate of 8%. At the end of each premium period any unpaid interest will be added to the Policy debt to bear interest at the same rate.

VARIABLE RATE PROVISIONS. Interest on all loans under Policies containing the variable rate provision will be determined by Manufacturers Life of America when a Policy loan is made and the rate so determined will be effective until the next Policy Anniversary at which time it will be recalculated. A Policy Anniversary is the anniversary of the "Policy Date" set forth in the Policy. The variable rate will not exceed the greater of 5.5% per year or the Moody's Corporate Bond Yield Average--Monthly Average Corporates for the calendar month ending two months before the date Manufacturers Life of America determines the policy loan interest rate. On each Policy Anniversary, the annual rate of interest may be adjusted up or down depending on changes in the Moody's Average, but no downward adjustment is required unless such Average for the month ending two months before the date of determination is at least one-half of one percent less than the rate in effect for the year then ending. At the end of each premium period any unpaid interest will be added to the Policy debt to bear interest at the same rate.

HOW ARE LOANS AND LOAN REPAYMENTS ADMINISTERED?

When a loan is made, Manufacturers Life of America will deduct the amount of the loan from the sub-accounts designated by the Policyowner or, in the absence of such designation, from all sub-accounts in proportion to the allocation to such sub-accounts of the assets in the Account relating to the Policy. Manufacturers Life of America will also establish a loan account under the Policy to reflect Policy indebtedness, interest accrued thereon, and certain charges. Any net interest (accrued interest less a loan administration fee not to exceed .20% per year and the mortality and expense risks charge of.10%) in excess of the assumed rate of 4 1/2% will be combined with the aggregate net investment performance of the sub-accounts in excess of the 4 1/2% rate, and the resulting amount on each premium due date will be used to buy paid-up additions and, after a deduction to reflect the cost of insurance, will be added to the cash value of the Policy. For an illustration of the manner in which the cash value varies in relation to net interest on the loan account, see Appendix D.

When a loan repayment is made, Manufacturers Life of America will deduct an equal amount from the loan account balance and credit the sub-account or sub-accounts specified by the Policyowner. If no particular sub-accounts are specified, Manufacturers Life of America will allocate the repayment in proportion to the allocation to such sub-accounts of the assets in the Account relating to the Policy.

If, as a result of poor investment performance of the sub-accounts to which the net premiums of a Policy are allocated, the compounding effect of interest charges, or any other reason, the Policy debt should equal or exceed the cash value of the Policy, the Policy will then terminate. However, at least 31 days prior to the termination, Manufacturers Life of America will mail a notice to the Policyowner at his or her last known address and to any assignee of the Policy known to Manufacturers Life of America of its intent to cancel the Policy if the excess indebtedness is not repaid.

A loan, whether repaid or not, will have a permanent effect on the cash value and amount of any paid-up additions, but will have no effect on the amount of premiums.

WHAT ARE THE EXCHANGE PRIVILEGES OF THE POLICY?

THREE YEAR CONVERSION RIGHT. The Policy may be exchanged for a fixed benefit insurance policy on the life of the life insured within 36 months after the date of issue. No evidence of insurability will be required. However, in order to exchange, all premiums due on the Policy must have been paid, and any Policy debt must have been repaid in full. The date of exchange will be the date the Policy is received by Manufacturers Life of America at its Service Office together with a signed request for such an exchange. The exchange will be subject to an equitable adjustment to reflect variances, if any, in the premiums and cash values under the Policy and the new policy. The Policyowner will receive the benefit of any amount due the Policyowner as a result of the adjustment. If the adjustment results in an amount due Manufacturers Life of America, Manufacturers Life of America must have received by the exchange date the first premium on the new policy and an amount equal to the greater of (i) the difference between the premiums which would have been paid on the new policy and those actually paid on the Policy, plus interest on the difference at 8% per year, and (ii) the difference between the cash values of the new policy and the Policy.

The new policy will be a whole life policy offered by The Manufacturers Life Insurance Company at the time the exchange is requested. The new policy will have a face amount equal to the initial face amount of the Policy. It will have the same policy date as the Policy, and premiums for the new policy will be based on Manufacturers Life's rates in effect on the policy date for this same class of risk as under the Policy. Any riders in the Policy will be included in the new policy only if Manufacturers Life was offering them with the new policy as of its date of issue.

CONVERSION RIGHT UPON MATERIAL CHANGE IN INVESTMENT OBJECTIVE. The Policy may also be exchanged for a fixed benefit whole life insurance policy issued by Manufacturers Life of America on the life of the life insured within six months after the Policyowner receives notice of a material change in the investment objective of the Account or within six months of the effective date of the change, whichever is later. The Michigan Insurance Commissioner determines whether a change in investment objective is material. No evidence of insurability will be required.

If the Policy is in force on a premium paying basis when exchanged (i.e., if there has been no lapse), the new policy will be issued, at the election of the Policyowner, either:

(a) as of the original issue age of the life insured based on Manufacturers Life of America's premium rates for fixed benefit insurance policies at the original issue age, for a face amount not exceeding the death benefit of the Policy on the date of exchange; or

(b) as of the attained age of the life insured for a face amount not exceeding the excess of the death benefit of the Policy on the date of exchange over:

(i) its net cash value on the date of exchange if the Policyowner elects to surrender the Policy for its net cash value; or

(ii) the death benefit payable under the paid-up insurance option if the Policyowner elects such option under the Policy.

If the Policy is in force as paid-up insurance as a result of a Policy lapse, the exchange will be a paid-up fixed benefit insurance policy for a face amount not exceeding the death benefit of the Policy on the date of exchange.

A premium or net cash value adjustment will be made for exchanges under (a) or
(b) taking appropriate account of the premiums or net cash values under the Policy and the new policy. Upon written request received at Manufacturers Life of America's Service Office a detailed statement of the method of computing this adjustment will be provided. This statement is also on file with the Pennsylvania Insurance Commissioner.

WHO SELLS THE POLICIES AND WHAT ARE THE SALES COMMISSIONS?

ManEquity, Inc., an indirect wholly-owned subsidiary of Manufacturers Life, will act as the principal underwriter of the Policies pursuant to an Underwriting Agreement with Manufacturers Life of America. ManEquity, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Policies will be sold by registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized by state insurance departments to do so. A registered representative will receive commissions not to exceed the percentage of premiums and dollar limits for each Policy year set forth in the following schedule:

                               MAXIMUM
                 MAXIMUM       $ PER
              PERCENTAGE OF    $1,000
POLICY YEAR   PREMIUMS PAID  FACE AMOUNT
- -----------   -------------  -----------
1                       55%       $50.00
2                        5%       $15.00
3-10                     5%        $7.50
11 and later             2%        $7.50

Additional commissions are paid with respect to benefits provided by rider. Representatives who meet certain productivity and persistency standards with regard to the sale of the Policies will be eligible for additional compensation.

WHAT RESPONSIBILITIES HAS MANUFACTURERS LIFE ASSUMED?

Manufacturers Life and Manufacturers USA have entered into an agreement with ManEquity, Inc. pursuant to which Manufacturers Life and Manufacturers USA, on behalf of ManEquity, Inc., will pay the sales commissions in respect of the Policies, prepare and maintain all books and records required to be prepared and maintained by ManEquity, Inc. with respect to the Policies, and send all confirmations required to be sent by ManEquity, Inc. with respect to the Policies. ManEquity, Inc. will promptly reimburse Manufacturers Life and Manufacturers USA for all sales commissions paid by Manufacturers Life and Manufacturers USA and will pay Manufacturers Life and Manufacturers USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.

Manufacturers Life and Manufacturers USA have also entered into a Service Agreement with Manufacturers Life of America pursuant to which Manufacturers Life and Manufacturers USA will provide to Manufacturers Life of America all issue, administrative, general services and recordkeeping functions on behalf of Manufacturers Life of America with respect to all of its insurance policies including the Policies.

Finally, Manufacturers USA has entered into an Automatic Reinsurance Agreement with Manufacturers Life of America pursuant to which Manufacturers USA will automatically reinsure any risk under a Policy where the net amount at risk under any such Policy is in excess of $25,000 up to a maximum of $15,000,000. Under the reinsurance agreement, Manufacturers Life may also consider reinsuring any risk in excess of $15,000,000. Except for its obligations to Manufacturers Life of America under the reinsurance agreement, Manufacturers USA has no financial obligation for any Policy benefits.

WHAT IS THE TAX TREATMENT OF POLICY BENEFITS?

The Policy should receive the same federal income tax treatment as fixed benefit life insurance. Section 7702 of the Internal Revenue Code of 1986 (the "Code") provides that if certain tests are met, life insurance policies such as this Policy will be treated as life insurance for tax purposes. This means that
(1) the death benefit should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code; and (2) the Policyowner should not be taxed on any part of the Account's assets attributable to the Policy, including additions attributable to interest, dividends or appreciation, until actual surrender of the Policy.

In certain circumstances, distributions from the Policy prior to payment of the death benefit under the Policy will be subject to adverse tax consequences.

Section 7702A of the Code provides that any life insurance policy failing to satisfy a "7-pay" test will become a modified endowment contract. Under this test, the cumulative premiums paid under a life insurance policy at any time during the first seven policy years may not exceed the sum of the net level premiums that would have been paid had the policy provided for paid-up future benefits after the payment of seven level annual premiums. A "material change" in the benefits under the Policy may subject the Policy to a re-test under the "7-pay" test. A "material change" is defined to include any increase in the death benefit under the Policy or any increase in, or addition of, a qualified additional benefit under the Policy, excluding (1) any increase which is attributable to the payment of premiums necessary to fund the lowest level of the death benefit and qualified additional benefits during the first seven Policy years and (2) certain cost-of-living increases based on an established broad-based index.

Most withdrawals under a life insurance policy that becomes a modified endowment contract will be taxed on an "income first" basis. Amounts received by the owner of such a policy either directly or indirectly (including loans, certain dividends, surrenders, partial withdrawals, or the pledge or assignment of any portion of such a policy's value) will be includible in the owner's gross income to a certain extent. In the case of a Policy offered by this Prospectus becoming a modified endowment contract, amounts received will be includible in a Policyowner's gross income to the extent that the Policy Value exceeds gross premiums paid. Also, an additional 10% tax penalty will be imposed on withdrawals includible in gross income, except in certain circumstances. This penalty will not apply to withdrawals that are: (a) received after the Policyowner has reached age 59 1/2; (b) attributable to the Policyowner's becoming disabled; or (c) one of a series of substantially equal periodic payments made at least annually for the life of the policyowner or over the joint lives of the Policyowner and a designated beneficiary.

For purposes of determining the portion of an amount received upon a withdrawal under the Policy that is includible in the Policyowner's gross income, all modified endowment policies issued by the Company to the same Policyowner during a calendar year will be aggregated with the Policy and treated as a single policy.

In general, life insurance policies purchased before June 21, 1988 remain subject to the provisions regarding withdrawals, such as loans and surrenders, set forth in the next two paragraphs of this prospectus. However, in certain circumstances, a Policy issued before June 21, 1988 may also become subject to the "material change" rules and thus to the "7-pay" test. These circumstances include the following:
(a) where on or after June 21, 1988, the death benefit under a policy is increased and before June 21, 1988 the policyowner did not have a unilateral right under a policy to obtain such an increase without providing additional evidence of insurability; and
(b) where the death benefit under a policy increases by more than $150,000 over the death benefit under a policy in effect on October 20, 1988. If a life insurance policy, as of June 21, 1988, required at least 7 level annual premiums and the owner of the policy makes at least seven level annual payments, this provision will not apply.

Loans received under a Policy that is not a modified endowment contract should be treated as indebtedness of the owner, and no part of any loan under the Policy should be income to the Policyowner when received under current tax law. However, interest charged on policy loans, whether paid by the policyowner or added to the amount of the loan, may not be tax deductible.

A surrender of a Policy that is not a modified endowment contract may have other tax consequences. Upon any such surrender under current tax law, the Policyowner will not be taxed on the cash value except for the amount, if any, that exceeds the cost basis of the Policy, i.e., the gross premiums paid less non-taxable withdrawals in previous years. A partial withdrawal will be treated as a partial surrender subject to the cost recovery rules discussed above. Any unpaid policy loan will be treated upon surrender as forgiveness of the loan for tax purposes and thus taken into account in determining the extent, if any, to which the Policyowner has received amounts in excess of his or her investment that must be reported as taxable income.

Policyowners should consult with their tax advisers before making a policy loan or surrendering.

In connection with the issuance of regulations relating to diversification requirements for separate accounts or funds underlying variable life and annuity policies, the Treasury Department has announced that such regulations do not provide guidance concerning the extent to which Policyowners may direct their investments to particular sub-accounts of the Account. Regulations in this regard are expected in the future. It is not clear what these regulations will provide or whether they will be prospective only. It is possible that when regulations are issued, the Policy may need to be modified to comply with such regulations.

The individual situation of each Policyowner or beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if the owner or life insured dies.

WHAT ARE THE OPTIONS ON LAPSE?

If a premium is not paid within the grace period of 31 days after the date it was due and the Policy has a net cash value, a "guaranteed option" can be chosen instead of resuming premium payments. The guaranteed options are (a),
(b), (c) and (d) below. If the Policy is in a special premium class, as indicated in the Policy, option (a) is not available.

If a guaranteed option is not chosen before the end of the grace period and the automatic premium loan option has not been requested, Manufacturers Life of America will apply option (a) or, if (a) is not available, option (b). In either case the Policyowner can choose instead any other available guaranteed option; Manufacturers Life of America must receive a signed request for this change no later than 60 days after the due date of the unpaid premium.

(a) Extended Term Insurance. The Policy can be continued as term insurance for a fixed amount. That amount will be the face amount less any Policy debt.

     The term insurance will begin on the due date of the unpaid premium. Manufacturers Life of America will use the cash value of the Policy on the due date, less any Policy debt, as a net single premium on the due date to compute the period of coverage. After that period no insurance will be in force. Extended term insurance has a cash value but no loan value.

(b) Paid-up Whole Life Insurance (Fixed Amount). The Policy can be continued as paid-up whole life insurance for a fixed amount, if it has a cash value sufficient to provide at least $300 of such insurance. Manufacturers Life of America will use the cash value of the Policy on the due date, less any Policy debt, as a net single premium on the due date to compute the amount of insurance. Paid-up whole life insurance, whether for a fixed or variable amount, has a cash value and a loan value.

(c) Paid-up Whole Life Insurance (Variable Amount). The Policy can be continued as paid-up whole life insurance for an amount which can vary, if it has a cash value sufficient to provide an initial amount of at least $300 of such insurance. The initial amount will be calculated as in (b). The assets relating to the Policy will remain in the Account. The amount of insurance may then change on any subsequent Policy Anniversary, depending on the investment performance of the Funds. There is no guaranteed minimum death benefit.

(d) Surrender For Cash. The Policy can be surrendered for its net cash value. If Manufacturers Life of America receives a request for surrender within 60 days after the due date of the unpaid premium, the net cash value will be the cash value on the due date increased or decreased by the change in the value of the assets relating to the Policy since the due date, less the Policy debt, if any. If the request is received after 60 days, the net cash value is the cash value of any extended term insurance or paid-up insurance then in force less any Policy debt.

WHAT ARE THE REINSTATEMENT RULES?

If the policy terminates or is changed to extended term or paid-up insurance, it can be reinstated within 7 years if:

(1)  It has not been surrendered for cash;

(2) Manufacturers Life of America receives evidence of insurability satisfactory to it; and

(3) Manufacturers Life of America receives payment of the larger of: (i) the sum of all overdue premiums with interest at 6% per year compounded annually or (ii) 110% of the increase in net cash value resulting from reinstatement.

Upon reinstatement, the Policy will have the same cash value and death benefit as if the termination or change had not occurred and a Policy debt equal to any Policy debt in effect on the date any guaranteed option became effective, plus interest thereon, and any loan arising after any guaranteed option became effective, plus interest thereon.

WHAT ARE THE OTHER GENERAL POLICY PROVISIONS?

BENEFICIARY. One or more beneficiaries of the Policy may be appointed by the Policyowner by naming them in the application. Beneficiaries may be appointed in three classes -- primary, secondary and final. Thereafter the beneficiary may be changed by the Policyowner during the life insured's lifetime by giving written notice to Manufacturers Life of America in a form satisfactory to it. If the life insured dies and there is no surviving beneficiary, the Policyowner, or the Policyowner's estate if the Policyowner is the life insured, will be the beneficiary.

INCONTESTABILITY. Manufacturers Life of America will not contest the Policy after it has been in force during the life insured's lifetime for two years from the Policy date, except for non-payment of premiums or as to certain matters following reinstatement of the Policy after lapse. However, it may contest at any time the validity of any rider adding a "total disability waiver" benefit.

MISSTATEMENT OF AGE OR SEX. If the life insured's stated age or sex or both in the Policy are incorrect, Manufacturers Life of America will change the benefits payable to those which the premium would have bought for the correct age and sex.

SUICIDE EXCLUSION. If the life insured, whether sane or insane, dies by suicide within one year from the date the Policy is issued, Manufacturers Life of America will pay only the sum of the premiums paid less any Policy debt.

ASSIGNMENT. Manufacturers Life of America will not be deemed to know of or be bound by an assignment unless it receives a copy of it at its Service Office. Manufacturers Life of America assumes no responsibility for the validity or effects of any assignment. In the event of the Policy's assignment for collateral purposes, Manufacturers Life of America may require the written consent of the Policyowner as well as the collateral assignee of the Policy before treating as complete any request for a partial or full withdrawal of the Policy's net cash value or a loan against the Policy's cash value.

SETTLEMENT OPTIONS. The Policy grants to most Policyowners, or to the beneficiary, five optional ways of receiving Policy proceeds, other than in a lump sum. The proceeds may be payable (i) in equal installments for a specified period of not less than five years and not more than 30, (ii) in equal installments for the life of the annuitant with the guarantee that if the annuitant does not survive for a period of either 10 or 20 years or for a period when the total payments made equal the proceeds payable, payments will continue for the remainder of such period, (iii) in installments of a specified amount together with interest until the proceeds are exhausted, (iv) in equal installments for the joint lives of two annuitants with a guarantee that payments will continue for at least 10 years, and (v) by leaving the proceeds on deposit at interest with withdrawals permitted not more frequently than monthly by the payee until the proceeds are exhausted. Any Manufacturers Life of America agent authorized to sell the Policy can explain these options upon request.

RIDERS. When the Policy is first issued, the Policyowner may be able to obtain extra fixed benefits for an additional premium. These benefits will be described in what is known as a "rider" to the Policy. The amounts of these benefits are fully guaranteed at issue; they do not depend on the performance of the Account. Certain restrictions may apply; they are described in the applicable rider. Any Manufacturers Life of America agent authorized to sell the Policy can explain these extra benefits further. Samples of the provisions are available from Manufacturers Life of America upon written request.


WHAT ARE THE VOTING RIGHTS?

As stated above, all of the assets held in the sub-accounts of the Account will be invested in shares of a particular Portfolio of NASL Series Trust. Manufacturers Life of America is the legal owner of those shares and as such has the right to vote upon matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matter that may be voted upon at a shareholders' meeting. However, Manufacturers Life of America will vote shares of NASL Series Trust held in the Account in accordance with instructions received from Policyowners. Portfolio shares held in each sub-account for which no timely instructions from Policyowners are received, including shares not attributable to Policies, will be voted by Manufacturers Life of America in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manufacturers Life of America to vote shares held in the Account in its own right, it may elect to do so.

The number of Portfolio shares in each sub-account for which instructions may be given by a Policyowner is determined by dividing the portion of that Policy's net cash value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manufacturers Life of America, but not more than 90 days before the meeting of shareholders. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting of the Series Fund.

Manufacturers Life of America may, if required by state insurance officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Funds, or to approve or disapprove an investment management contract for the Series Fund. In addition, Manufacturers Life of America itself may disregard voting instructions that would require changes in the investment policies or investment adviser of one or more of the Funds, provided that Manufacturers Life of America reasonably disapproves such changes in accordance with applicable federal regulations. If Manufacturers Life of America does disregard voting instructions, it will advise Policyowners of that action and its reasons for such action in the next semi-annual report to Policyowners.

WHO ARE THE DIRECTORS AND OFFICERS OF MANUFACTURERS LIFE OF AMERICA?

The directors and executive officers of Manufacturers Life of America, together with their principal occupations during the past five years, are as follows:

                          Position With
                          Manufacturers Life
     Name                 of America              Principal Occupation


     Sandra M. Cotter     Director                Attorney 1989-present, Dykema
       (34)                                       Gossett


     James D. Gallagher   Director, Secretary,    Vice President, Legal Services
       (42)               and General Counsel     --January 1996-present, The
                                                  Manufacturers Life Insurance
                                                  Company; Vice President,
                                                  Secretary and General Counsel--
                                                  1994-present, North American
                                                  Security Life; Vice President
                                                  and Associate General Counsel--
                                                  1991-1994, The Prudential
                                                  Insurance Company of America



                          Position With
                          Manufacturers Life
     Name                 of America              Principal Occupation

     Bruce Gordon         Director                Vice President, U.S. Operations
       (53)                                       - Pensions -- 1990-present, The
                                                  Manufacturers Life Insurance
                                                  Company

     Donald A. Guloien    Director and President  Senior Vice President, Business
       (39)                                       Development 1994-present, The
                                                  Manufacturers Life Insurance
                                                  Company; Vice President, U.S.
                                                  Individual Business -- 1990-1994,
                                                  The Manufacturers Life Insurance
                                                  Company

     Theodore Kilkuskie, Director                 Vice President, U.S. Individual
        Jr. (41)                                  Insurance -- June 1995-present,
                                                  The Manufacturers Life Insurance
                                                  Company; Executive Vice President,
                                                  Mutual Funds -- January 1995-May 1995,
                                                  State Street Research; Vice President,
                                                  Mutual Funds -- 1987-1994, Metro-
                                                  politan Life Insurance Company

     Joseph J. Pietroski  Director                Senior Vice President, General
       (58)                                       Counsel and Corporate Secretary --
                                                  1988-present, The Manufacturers
                                                  Life Insurance Company

     John D. Richardson   Chairman and Director   Senior Vice President and General
       (58)                                       Manager, U.S. Operations
                                                  1995-present, The Manufacturers
                                                  Life Insurance Company; Senior
                                                  Vice President and General
                                                  Manager, Canadian Operations
                                                  1992-1994, The Manufacturers Life
                                                  Insurance Company; Senior Vice
                                                  President, Financial Services
                                                  1992, The Manufacturers Life
                                                  Insurance Company; Executive Vice
                                                  Chairman and CFO -- 1989-1991,
                                                  Canada Trust


                          Position With
                          Manufacturers Life
     Name                 of America              Principal Occupation

     John R. Ostler       Vice President, Chief   Financial Vice President -- 1992-
       (43)               Actuary and Treasurer   present, The Manufacturers Life
                                                  Insurance Company; Vice President,
                                                  Insurance Products -- 1990-1992,
                                                  The Manufacturers Life Insurance
                                                  Company

     Douglas H. Myers     Vice President,         Assistant Vice President and
       (42)               Finance and Compliance  Controller, U.S. Operations --
                          Controller              1988-present, The Manufacturers
                                                  Life Insurance Company

     Hugh McHaffie        Vice President          Vice President & Product Actuary --
       (37)                                       June 1990-present, North American
                                                  Security Life


UNDER WHAT CIRCUMSTANCES MAY FUND SHARES BE SUBSTITUTED?

Although Manufacturers Life of America believes it to be highly unlikely, it is possible that in the judgment of its management, one or more of the Portfolios may become unsuitable for investment by the Account because of a change in investment policy or a change in the tax laws, because the shares are no longer available for investment, or for some other reason. In that event Manufacturers Life of America may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the S.E.C. and one or more state insurance departments may be required.

Manufacturers Life of America also reserves the right to combine other separate accounts with the Account, to establish additional sub-accounts within the Account, to operate the Account as a management investment company or other form permitted by law, and to deregister the Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

WHAT REPORTS WILL BE SENT TO POLICYOWNERS?

Once each Policy year (except where the Policy is in force as extended term insurance or reduced paid-up insurance) Policyowners will be sent statements showing the amount of the death benefit, the net cash value, and any Policy debt (and interest charged for the preceding Policy year) as of the Policy Anniversary. The statement will also show the amount of the cash value derived from participation in each sub-account.

Each Policyowner will also be sent an annual and a semi-annual report for NASL Series Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

WHAT STATE REGULATIONS APPLY?

Manufacturers Life of America is subject to regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials and meet all standards set by law in each jurisdiction where they are sold.

Manufacturers Life of America is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

IS THERE ANY LITIGATION PENDING?

No litigation is pending that would have a material effect upon the Account or NASL Series Trust.

WHERE CAN FURTHER INFORMATION BE FOUND?

A registration statement under the Securities Act of 1933 has been filed with the S.E.C. relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the S.E.C.'s principal office in Washington, D.C. upon payment of the prescribed fee.

For further information you may also contact Manufacturers Life of America's Service Office, the address and telephone number of which are on the cover of this prospectus.

LEGAL MATTERS

The legal validity of the Policies has been passed on by James D. Gallagher, Esq., General Counsel of Manufacturers Life of America. Jones & Blouch L.L.P., Washington, D.C., has passed on matters relating to the federal securities laws.

EXPERTS

The financial statements of The Manufacturers Life Insurance Company of America and of Separate Account One of The Manufacturers Life Insurance Company of America appearing in this prospectus for the period ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon appearing elsewhere herein. Such financial statements have been included herein in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                                   APPENDIX A

                         VARIABLE LIFE INSURANCE POLICY
                               MALE ISSUE AGE 25
                              $100,000 FACE AMOUNT
    $903.00 ANNUAL PREMIUM FOR NON-SMOKER WITH STANDARD UNDERWRITING RISK(1)



             PREMIUMS                DEATH BENEFIT(2)                          CASH VALUE(2)
           ACCUMULATED         ASSUMING HYPOTHETICAL GROSS              ASSUMING HYPOTHETICAL GROSS
END OF        AT 5%            ANNUAL INVESTMENT RETURN OF              ANNUAL INVESTMENT RETURN OF
POLICY      INTEREST         ---------------------------------        ------------------------------
YEAR        PER YEAR            0%          6%           12%             0%         6%       12%
- ----        --------            --          --           ---             --         --       ---
  1         $   948          $100,000     $100,001     $100,054      $     0    $     0   $     0
  2           1,944           100,000      100,005      100,338          595        652       709
  3           2,989           100,000      100,013      100,860        1,225      1,369     1,521
  4           4,087           100,000      100,025      101,626        1,846      2,118     2,415
  5           5,239           100,000      100,040      102,653        2,481      2,924     3,427
  6           6,449           100,000      100,058      103,950        3,106      3,764     4,540
  7           7,720           100,000      100,080      105,526        3,721      4,639     5,764
  8           9,054           100,000      100,105      107,390        4,326      5,550     7,110
  9          10,455           100,000      100,132      109,553        4,921      6,498     8,590
 10          11,926           100,000      100,163      112,026        5,506      7,485    10,216
 15          20,460           100,000      100,359      129,496        8,220     12,977    20,999
 20          31,351           100,000      100,615      156,863       10,467     19,328    37,737
 25          45,252           100,000      100,920      196,602       12,192     26,499    63,400

(1) If premiums are paid more frequently than annually, the payments would be $459.00 semi-annually, $232.50 quarterly, $78.50 monthly, or $77.00 monthly ManuMatic. The death benefits and cash values would be slightly different for a Policy with more frequent premium payments.

(2)  Assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MANUFACTURERS LIFE OF AMERICA OR NASL SERIES TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         VARIABLE LIFE INSURANCE POLICY
                               MALE ISSUE AGE 40
                              $100,000 FACE AMOUNT
   $1,584.00 ANNUAL PREMIUM FOR NON-SMOKER WITH STANDARD UNDERWRITING RISK(1)



             PREMIUMS                DEATH BENEFIT(2)                          CASH VALUE(2)
           ACCUMULATED         ASSUMING HYPOTHETICAL GROSS              ASSUMING HYPOTHETICAL GROSS
END OF        AT 4%            ANNUAL INVESTMENT RETURN OF              ANNUAL INVESTMENT RETURN OF
POLICY      INTEREST         ---------------------------------        ------------------------------
YEAR        PER YEAR            0%          6%           12%             0%         6%       12%
- ----        --------            --          --           ---             --         --       ---
  1         $ 1,663           $100,000     $100,001     $100,092      $    80    $   106  $    132
  2           3,410            100,000      100,007      100,460        1,350      1,480     1,614
  3           5,243            100,000      100,017      101,106        2,577      2,891     3,224
  4           7,169            100,000      100,031      102,037        3,762      4,339     4,973
  5           9,190            100,000      100,049      103,268        4,952      5,874     6,928
  6          11,313            100,000      100,071      104,805        6,098      7,448     9,050
  7          13,542            100,000      100,096      106,657        7,199      9,058    11,354
  8          15,882            100,000      100,124      108,833        8,254     10,705    13,854
  9          18,339            100,000      100,156      111,342        9,262     12,387    16,564
 10          20,920            100,000      100,192      114,195       10,221     14,101    19,501
 15          35,889            100,000      100,411      134,059       14,280     23,112    38,228
 20          54,995            100,000      100,692      164,746       17,107     32,700    65,787
 25          79,380            100,000      101,023      209,007       18,694     42,527   105,702



(1) If premiums are paid more frequently than annually, the payments would be $804.00 semi-annually, $405.50 quarterly, $136.50 monthly, or $135.00 monthly ManuMatic. The death benefits and cash values would be slightly different for a Policy with more frequent premium payments.

(2)  Assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MANUFACTURERS LIFE OF AMERICA OR NASL SERIES TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         VARIABLE LIFE INSURANCE POLICY
                               MALE ISSUE AGE 55
                              $100,000 FACE AMOUNT
   $3,278.00 ANNUAL PREMIUM FOR NON-SMOKER WITH STANDARD UNDERWRITING RISK(1)



             PREMIUMS                DEATH BENEFIT(2)                          CASH VALUE(2)
           ACCUMULATED         ASSUMING HYPOTHETICAL GROSS              ASSUMING HYPOTHETICAL GROSS
END OF        AT 5%            ANNUAL INVESTMENT RETURN OF              ANNUAL INVESTMENT RETURN OF
POLICY      INTEREST         ---------------------------------        ------------------------------
YEAR        PER YEAR            0%          6%           12%             0%         6%       12%
- ----        --------            --          --           ---             --         --       ---
  1         $  3,442         $100,000     $100,004     $100,258      $   668    $   785  $    903
  2            7,056          100,000      100,013      100,824        2,807      3,179     3,565
  3           10,851          100,000      100,026      101,701        4,831      5,591     6,411
  4           14,835          100,000      100,044      102,895        6,738      8,017     9,451
  5           19,019          100,000      100,066      104,423        8,623     10,554    12,805
  6           23,412          100,000      100,091      106,292       10,391     13,102    16,390
  7           28,024          100,000      100,121      108,510       12,042     15,659    20,222
  8           32,867          100,000      100,154      111,087       13,578     18,219    24,316
  9           37,952          100,000      100,191      114,034       14,999     20,779    28,688
 10           43,292          100,000      100,231      117,361       16,304     23,334    33,355
 15           74,271          100,000      100,478      140,195       21,080     35,768    61,636
 20          113,810          100,000      100,786      174,952       23,254     47,305   100,131
 25          164,272          100,000      101,142      224,675       23,719     58,135   153,139


(1) If premiums are paid more frequently than annually, the payments would be $1,660.00 semi-annually, $835.50 quarterly, $280.50 monthly, or $279.00 monthly ManuMatic. The death benefits and cash values would be slightly different for a Policy with more frequent premium payments.

(2)  Assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MANUFACTURERS LIFE OF AMERICA OR NASL SERIES TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX B

                         VARIABLE LIFE INSURANCE POLICY
                              FEMALE ISSUE AGE 25
                              $118,727 FACE AMOUNT
    $1,000 ANNUAL PREMIUM FOR NON-SMOKER WITH STANDARD UNDERWRITING RISK(1)



             PREMIUMS                DEATH BENEFIT(2)                          CASH VALUE(2)
           ACCUMULATED         ASSUMING HYPOTHETICAL GROSS              ASSUMING HYPOTHETICAL GROSS
END OF        AT 4%            ANNUAL INVESTMENT RETURN OF              ANNUAL INVESTMENT RETURN OF
POLICY      INTEREST         ---------------------------------        ------------------------------
YEAR        PER YEAR            0%          4%            8%             0%         4%        8%
- ----        --------            --          --            --             --         --        --
  1         $ 1,040          $118,727     $118,727     $118,749      $     0    $     0   $     0
  2           2,122           118,727      118,727      118,864          706        751       796
  3           3,246           118,727      118,727      119,072        1,455      1,568     1,685
  4           4,416           118,727      118,727      119,372        2,192      2,403     2,628
  5           5,633           118,727      118,727      119,765        2,946      3,288     3,662
  6           6,898           118,727      118,727      120,253        3,688      4,194     4,759
  7           8,214           118,727      118,727      120,833        4,418      5,119     5,923
  8           9,583           118,727      118,727      121,505        5,136      6,065     7,158
  9          11,006           118,727      118,727      122,269        5,843      7,031     8,467
 10          12,486           118,727      118,727      123,124        6,537      8,018     9,854
 15          20,825           118,727      118,727      128,734        9,760     13,191    18,045
 20          30,969           118,727      118,727      136,510       12,427     18,574    28,528
 25          43,312           118,727      118,727      146,380       14,476     23,991    41,705

(1) If premiums are paid more frequently than annually, the payments would be $508.34 semi-annually, $257.45 quarterly, $86.42 monthly, or $84.92 monthly ManuMatic. The death benefits and cash values would be slightly different for a Policy with more frequent premium payments.

(2)  Assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4% AND 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MANUFACTURERS LIFE OF AMERICA OR NASL SERIES TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         VARIABLE LIFE INSURANCE POLICY
                              FEMALE ISSUE AGE 25
                              $118,727 FACE AMOUNT
    $1,000 ANNUAL PREMIUM FOR NON-SMOKER WITH STANDARD UNDERWRITING RISK(1)



             PREMIUMS                DEATH BENEFIT(2)                          CASH VALUE(2)
           ACCUMULATED         ASSUMING HYPOTHETICAL GROSS              ASSUMING HYPOTHETICAL GROSS
END OF        AT 5%            ANNUAL INVESTMENT RETURN OF              ANNUAL INVESTMENT RETURN OF
POLICY      INTEREST         ---------------------------------        ------------------------------
YEAR        PER YEAR            0%          6%           12%             0%         6%       12%
- ----        --------            --          --           ---             --         --       ---
  1         $ 1,050          $118,727     $118,728     $118,791      $     0    $     0   $     0
  2           2,153           118,727      118,733      119,128          706        774       842
  3           3,310           118,727      118,743      119,748        1,455      1,626     1,806
  4           4,526           118,727      118,757      120,658        2,192      2,514     2,867
  5           5,802           118,727      118,774      121,877        2,946      3,471     4,068
  6           7,142           118,727      118,796      123,417        3,688      4,469     5,390
  7           8,549           118,727      118,822      125,288        4,418      5,507     6,843
  8          10,027           118,727      118,851      127,501        5,136      6,589     8,442
  9          11,578           118,727      118,884      130,069        5,843      7,715    10,198
 10          13,207           118,727      118,921      133,005        6,537      8,887    12,129
 15          22,657           118,727      119,153      153,746        9,760     15,407    24,931
 20          34,719           118,727      119,457      186,239       12,427     22,947    44,804
 25          50,113           118,727      119,820      233,420       14,476     31,461    75,272


(1) If premiums are paid more frequently than annually, the payments would be $508.34 semi-annually, $257.45 quarterly, $86.42 monthly, or $84.92 monthly ManuMatic. The death benefits and cash values would be slightly different for a Policy with more frequent premium payments.

(2)  Assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MANUFACTURERS LIFE OF AMERICA OR NASL SERIES TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         VARIABLE LIFE INSURANCE POLICY
                              FEMALE ISSUE AGE 40
                              $102,654 FACE AMOUNT
    $1,500 ANNUAL PREMIUM FOR NON-SMOKER WITH STANDARD UNDERWRITING RISK(1)



             PREMIUMS                DEATH BENEFIT(2)                          CASH VALUE(2)
           ACCUMULATED         ASSUMING HYPOTHETICAL GROSS              ASSUMING HYPOTHETICAL GROSS
END OF        AT 4%            ANNUAL INVESTMENT RETURN OF              ANNUAL INVESTMENT RETURN OF
POLICY      INTEREST         ---------------------------------        ------------------------------
YEAR        PER YEAR            0%          4%            8%             0%         4%        8%
- ----        --------            --          --            --             --         --        --
  1         $ 1,560          $102,654     $102,654     $102,687      $    82    $   100   $   117
  2           3,182           102,654      102,654      102,815        1,385      1,474     1,565
  3           4,870           102,654      102,654      103,037        2,646      2,858     3,080
  4           6,625           102,654      102,654      103,351        3,862      4,250     4,664
  5           8,449           102,654      102,654      103,758        5,083      5,700     6,375
  6          10,347           102,654      102,654      104,255        6,260      7,157     8,163
  7          12,321           102,654      102,654      104,843        7,390      8,617    10,030
  8          14,374           102,654      102,654      105,518        8,473     10,079    11,979
  9          16,509           102,654      102,654      106,280        9,507     11,541    14,010
 10          18,730           102,654      102,654      107,126       10,492     12,998    16,124
 15          31,237           102,654      102,654      112,592       14,659     20,152    28,000
 20          46,454           102,654      102,654      120,024       17,561     26,872    42,174
 25          64,968           102,654      102,654      129,350       19,191     32,814    58,660


(1) If premiums are paid more frequently than annually, the payments would be $761.21 semi-annually, $384.16 quarterly, $129.74 monthly, or $128.24 monthly ManuMatic. The death benefits and cash values would be slightly different for a Policy with more frequent premium payments.

(2)  Assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4% AND 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MANUFACTURERS LIFE OF AMERICA OR NASL SERIES TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         VARIABLE LIFE INSURANCE POLICY
                              FEMALE ISSUE AGE 40
                              $102,654 FACE AMOUNT
    $1,500 ANNUAL PREMIUM FOR NON-SMOKER WITH STANDARD UNDERWRITING RISK(1)



             PREMIUMS                DEATH BENEFIT(2)                          CASH VALUE(2)
           ACCUMULATED         ASSUMING HYPOTHETICAL GROSS              ASSUMING HYPOTHETICAL GROSS
END OF        AT 5%            ANNUAL INVESTMENT RETURN OF              ANNUAL INVESTMENT RETURN OF
POLICY      INTEREST         ---------------------------------        ------------------------------
YEAR        PER YEAR            0%          6%           12%             0%         6%       12%
- ----        --------            --          --           ---             --         --       ---
  1         $ 1,575          $102,654     $102,656     $102,749      $    82    $   109  $    135
  2           3,229           102,654      102,661      103,126        1,385      1,520     1,657
  3           4,965           102,654      102,672      103,790        2,646      2,968     3,310
  4           6,788           102,654      102,686      104,746        3,862      4,454     5,105
  5           8,703           102,654      102,704      106,009        5,083      6,030     7,111
  6          10,713           102,654      102,726      107,587        6,260      7,645     9,290
  7          12,824           102,654      102,752      109,488        7,390      9,299    11,656
  8          15,040           102,654      102,782      111,721        8,473     10,989    14,222
  9          17,367           102,654      102,815      114,297        9,507     12,715    17,004
 10          19,810           102,654      102,851      117,225       10,492     14,475    20,019
 15          33,986           102,654      103,076      137,617       14,659     23,725    39,243
 20          52,079           102,654      103,364      169,119       17,561     33,568    67,533
 25          75,170           102,654      103,704      214,554       19,191     43,656   108,507


(1) If premiums are paid more frequently than annually, the payments would be $761.21 semi-annually, $384.16 quarterly, $129.74 monthly, or $128.24 monthly ManuMatic. The death benefits and cash values would be slightly different for a Policy with more frequent premium payments.

(2)  Assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MANUFACTURERS LIFE OF AMERICA OR NASL SERIES TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         VARIABLE LIFE INSURANCE POLICY
                              FEMALE ISSUE AGE 55
                              $101,227 FACE AMOUNT
    $3,000 ANNUAL PREMIUM FOR NON-SMOKER WITH STANDARD UNDERWRITING RISK(1)



             PREMIUMS                DEATH BENEFIT(2)                          CASH VALUE(2)
           ACCUMULATED         ASSUMING HYPOTHETICAL GROSS              ASSUMING HYPOTHETICAL GROSS
END OF        AT 4%            ANNUAL INVESTMENT RETURN OF              ANNUAL INVESTMENT RETURN OF
POLICY      INTEREST         ---------------------------------        ------------------------------
YEAR        PER YEAR            0%          4%            8%             0%         4%        8%
- ----        --------            --          --            --             --         --        --
  1         $  3,120         $101,227     $101,227     $101,317      $   676    $   755   $   835
  2            6,365          101,227      101,227      101,510        2,842      3,091     3,347
  3            9,739          101,227      101,227      101,805        4,890      5,397     5,930
  4           13,249          101,227      101,227      102,198        6,821      7,667     8,582
  5           16,899          101,227      101,227      102,690        8,729      9,998    11,405
  6           20,695          101,227      101,227      103,280       10,518     12,288    14,303
  7           24,643          101,227      101,227      103,965       12,190     14,534    17,274
  8           28,748          101,227      101,227      104,744       13,744     16,731    20,317
  9           33,018          101,227      101,227      105,615       15,183     18,876    23,431
 10           37,459          101,227      101,227      106,575       16,504     20,962    26,612
 15           62,474          101,227      101,227      112,669       21,339     30,298    43,344
 20           92,908          101,227      101,227      120,790       23,540     37,603    61,254
 25          129,935          101,227      101,227      130,848       24,010     43,243    80,739



(1) If premiums are paid more frequently than annually, the payments would be $1,519.20 semi-annually, $765.65 quarterly, $256.56 monthly, or $255.06 monthly ManuMatic. The death benefits and cash values would be slightly different for a Policy with more frequent premium payments.

(2)  Assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4% AND 8% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MANUFACTURERS LIFE OF AMERICA OR NASL SERIES TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         VARIABLE LIFE INSURANCE POLICY
                              FEMALE ISSUE AGE 55
                              $101,227 FACE AMOUNT
    $3,000 ANNUAL PREMIUM FOR NON-SMOKER WITH STANDARD UNDERWRITING RISK(1)



             PREMIUMS                DEATH BENEFIT(2)                          CASH VALUE(2)
           ACCUMULATED         ASSUMING HYPOTHETICAL GROSS              ASSUMING HYPOTHETICAL GROSS
END OF        AT 5%            ANNUAL INVESTMENT RETURN OF              ANNUAL INVESTMENT RETURN OF
POLICY      INTEREST         ---------------------------------        ------------------------------
YEAR        PER YEAR            0%          6%           12%             0%         6%       12%
- ----        --------            --          --           ---             --         --       ---
  1         $  3,150         $101,227     $101,231     $101,488      $   676    $   795   $   914
  2            6,458          101,227      101,240      102,061        2,842      3,218     3,609
  3            9,930          101,227      101,254      102,949        4,890      5,660     6,489
  4           13,577          101,227      101,271      104,158        6,821      8,116     9,567
  5           17,406          101,227      101,293      105,704        8,729     10,684    12,962
  6           21,426          101,227      101,319      107,596       10,518     13,263    16,591
  7           25,647          101,227      101,350      109,841       12,190     15,851    20,470
  8           30,080          101,227      101,383      112,450       13,744     18,443    24,614
  9           34,734          101,227      101,421      115,433       15,183     21,034    29,040
 10           39,620          101,227      101,461      118,801       16,504     23,620    33,765
 15           67,972          101,227      101,710      141,916       21,339     36,207    62,392
 20          104,158          101,227      102,022      177,098       23,540     47,886   101,360
 25          150,340          101,227      102,383      227,432       24,010     58,849   155,018

(1) If premiums are paid more frequently than annually, the payments would be $1,519.20 semi-annually, $765.65 quarterly, $256.56 monthly, or $255.06 monthly ManuMatic. The death benefits and cash values would be slightly different for a Policy with more frequent premium payments.

(2)  Assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MANUFACTURERS LIFE OF AMERICA OR NASL SERIES TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDIX C

ILLUSTRATION OF COMPUTATION OF DEATH BENEFIT

Manufacturers Life of America determines a Policy's death benefit on each premium due date by calculating the Policy's net return for the period since the previous premium due date (herein referred to as the "premium period"). The net return is the difference between the total investment base and assumed base on the premium due date. The total investment base is the sum of the value of the assets in the Account relating to the Policy plus the amount of the loan account. The assumed base is what the total investment base would be on the premium due date if it increased during the premium period at a net annual effective rate of 4 1/2%. At the beginning of each premium period, the assumed base is equal to the total investment base, so that the net return at the end of the period reflects only the variations from the assumed base for that period.

In order to determine the change in death benefit, the net return for the premium period just ended, which may be either positive or negative, is divided by a factor which is the net single premium for one dollar of paid-up additions, which factor is based on the life insured's current age and the 1958 Commissioners Standard Ordinary Mortality Table. Such factors at representative ages as of a Policy Anniversary are shown below:


              NET SINGLE PREMIUM
                 PER DOLLAR OF
ATTAINED AGE  PAID-UP ADDITIONS
- ------------  -----------------
     25                   .16162
     30                   .19245
     35                   .23014
     40                   .27531
     45                   .32729
     50                   .38566
     55                   .44926
     60                   .51654
     65                   .58504

The figure resulting from the division of the net return by the net single premium factor is the amount of paid-up additions credited to the Policy on the premium due date. It is added to any paid-up additions previously credited, and the total paid-up additions are added to the face amount to give the current death benefit.

Assume, for example, a Policy with a face amount of $100,000 and premiums payable annually issued to a person at age 40 whose attained age is 45 with no Policy debt and all net premiums allocated to a single sub-account. Assume also that on the preceding premium due date there were no additional paid-up additions. If the total investment base on the premium due date is $6,200.00 and the assumed base is $5,859.00, the difference, $341.00, is the net return, which is divided by .32729 to give $1,041.89 of paid-up additions. Since there are no prior paid-up additions, the total death benefit is the face amount, $100,000, plus the paid-up additions, $1,041.89, or $101,041.89.

Assume further that on the next premium due date the total investment base is $7,400.00 and the assumed base is $7,777.65. The net return, - $377.65, is divided by the net single premium factor for age 46, .33847, which results in - $1,115.76 of paid-up additions. In the absence of the minimum death benefit guarantee, the new death benefit would be $99,926.13 ($101,041.89 - $1,115.76).
However, the death benefit can never be less than the $100,000 face amount, provided all premiums are paid when due and there are no Policy loans.

APPENDIX D

ILLUSTRATION OF COMPUTATION OF CHANGES
IN TOTAL INVESTMENT BASE AND RELATION
THEREOF TO CASH VALUE

On each premium due date, a Policy's total investment base is the Policy's cash value on that date plus the current net premium. On Business Days that are not premium due dates the total investment base will exceed the cash value, because the cash value reflects the cost of insurance applicable to the premium period, while the total investment base is adjusted for the cost of insurance only at the end of a premium period. The total investment base is also credited with a net premium on a premium due date, while the net cash value will reflect the fact that a premium has not been paid when due.

The total investment base is calculated on each Business Day. To compute the total investment base on a Business Day, Manufacturers Life of America first determines the net investment return for each sub-account in which the Policy participates and for the loan account for that Business Day. For a Policy with net premiums invested in one sub-account and no Policy loan, the net investment return is equal to (i) the income and realized and unrealized capital gains and losses of the sub-account since the preceding Business Day, less (ii) the charge for the period since the preceding Business Day for mortality and expense risks at an annual rate of 0.1% of the average net value of the assets of the sub-account, less (iii) any charge against the sub-account for taxes or as a provision for taxes since the preceding Business Day (currently no such charge is made). A net rate of return for the sub-account is then computed by dividing the net investment return by an amount equal to (i) the value of the assets of the sub-account at the end of the current Business Day less (ii) the net investment return calculated for that day less (iii) the amount of the tax provision, if any, maintained in the sub-account at the end of the previous Business Day. Manufacturers Life of America then multiplies the investment base in that sub-account for the previous Business Day, with adjustments for any premiums due, or loans, loan repayments or sub-account transfers made, on such previous day, by a factor which is one plus the net rate of return for the current Business Day. If the current Business Day is the first Business Day following a premium due date, the cost of insurance for the premium period just ended is deducted from the investment base for the previous Business Day before multiplying the base by the factor to obtain the current investment base. In addition, if there is any Policy debt, the investment base for the previous Business Day is adjusted downward to offset an upward adjustment made concurrently to the investment base in the loan account described below.

Assume, for example, that on the Business Day coinciding with a premium due date the value of the assets of the sub-account in which the Policy participates was $5,000,000, that there were no transfers into or out of the sub-account on that Business Day, that on the first Business Day following the premium due date ("current Business Day") the sub-account received no dividends or distributions on the Fund shares held by the sub-account and that no gain or loss was realized on such shares, that on the current Business Day there was an unrealized gain on Fund shares of $2,000, and that the charge for mortality and expense risks for the period ending on the current Business Day was $13.69 ($5,000,000 X .001/365). Assume also that the Policy's investment base in that sub-account for the previous Business Day was $1,000, that the net premium then due was $400, that no loans, loan repayments or sub-account transfers were made on that Business Day, and that the cost of insurance for the premium period then ended was $20. The investment base for the current Business Day is computed as follows:

(1) The net investment return is the unrealized gain on Fund shares, $2,000, minus the mortality and expense risks charge, $13.69, or $1,986.31 ($2,000
     - $13.69).

(2) The net rate of return is the net investment return, $1,986.31, divided by an amount equal to (i) the current value of the sub-account's assets, $5,001,986.31 ($5,000,000 + $1,986.31), minus (ii) the net investment return, $1,986.31, or 0.000397 ($1,986.31 / $5,000,000).

(3) The investment base for the current Business Day is the investment base for the preceding Business Day, $1,000, adjusted by the addition of the net premium then due, $400, and the subtraction of the cost of insurance for the premium period then ended, $20, multiplied by one (1) plus the net rate of return, 1.000397, or $1,380.55 ($1,380 X 1.000397).

The total investment base is the sum of the investment base held in each sub-account and in the loan account. The loan account investment base for a given Business Day is computed on the basis of the net rate of return for the loan account. The net rate of return is derived from the net investment return, which, on the assumption that there are no charges or provisions for taxes, is equal to (i) the loan interest accrued on the Policy debt since the previous Business Day less (ii) a charge for loan administration expenses for the period since the preceding Business Day at an annual rate of 0.2% of the average Policy debt, less (iii) the mortality and expense risks charge for the period since the preceding Business Day at an annual rate of 0.1% of the average Policy debt. The net rate of return is the net investment return divided by an amount equal to the value of the loan account at the end of the current Business Day less the net investment return calculated for that day. To obtain the loan account investment base for a given Business Day, Manufacturers Life of America multiplies the loan account investment base for the previous Business Day, with adjustments for any loans or loan repayments made on such previous Business Day, by a factor which is one plus the net rate of return for the current Business Day. If the current Business Day is the first Business Day following a premium due date, the loan account investment base for the prior Business Day is increased so that it will be equal to the amount of the Policy debt plus interest. The amount by which the loan account investment base is increased is concurrently deducted from the Policy's investment bases in the Account, which has the effect of transferring all loan account charges to the investment base in each sub-account.

Assume, for example, that the amount of the Policy loan on the Business Day preceding the current Business Day was $1,000, that such preceding day was not a premium due date, that loan interest since such preceding day at an 8% annual rate was $.21, that the loan administration and mortality and expense risks charges for the period ending on the current Business Day were $.01, and that the Policy's investment base in the loan account for the previous Business Day was $1,003. The investment base for the current Business Day is computed as follows:

(1) The net investment return is the loan interest, $.21, minus the loan administration and mortality and expense risk charges, $.01, or $.20 ($.21
     - $.01).

(2) The net rate of return is the net investment return, $.20, divided by an amount equal to (i) the current value of the loan account, $1,003.20 ($1,003 + $.20), minus (ii) the net investment return, $.20 or 0.0001994 ($.20 / $1,003).

(3) The investment base for the current Business Day is the investment base for the preceding Business Day, $1,003, multiplied by one (1) plus the net rate of return, 1.0001994, or $1,003.20 ($1,003 X 1.0001994).

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(This Page Intentionally Left Blank)

                                     PART II

                                OTHER INFORMATION

UNDERTAKINGS

(a) Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940:

The Manufacturers Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

(b) Rule 484 Undertaking:

Article XII of the Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) provides as follows:

No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

iv) a transaction from which the director derived an improper personal benefit;
or

v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this
Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

        The facing sheet;
        The Prospectus Supplement, consisting of ___ pages;
        The Prospectus dated December 31, 1996, consisting of___ pages; Representation pursuant to Section 26 of the Investment Company Act of 1940;
        Rule 484 Undertaking
        The signatures;

      Written consents of the following persons:
                A.  Opinion and Consent of Counsel - FILED HEREWITH
                B.  Opinion and Consent of Actuary - INCORPORATED BY REFERENCE
                C.  Consent of Ernst & Young LLP - FILED HEREWITH
                D.  Consent of Jones & Blouch L.L.P. - FILED HEREWITH

The following exhibits are filed as part of this Registration Statement:

l. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:


A(1)(a) Resolution of Board of Directors of The Manufacturers Life Insurance Company of America establishing Separate Account One. Incorporated by reference to Exhibit A(1) to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of America on December 23, 1983 (file no. 2-88607).

A(1)(b) Resolution of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) regarding The Manufacturers Life Insurance Company (U.S.A.) Separate Account L. - FILED HEREWITH

A(3)(a) Distribution Agreement between The Manufacturers Life Insurance Company of America and ManEquity, Inc. Incorporated by reference to Exhibit A(3)(a) to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of America on May 25, 1984 (file no. 2-88607).

A(3)(b)(i)    Form of broker-dealer agreement. Incorporated by reference to
              Exhibit 3 (iv) to the Registration Statement on Form N-4 for The
              Manufacturers Life Insurance Company (U.S.A.) filed October 2,
              2001 (file no. 333-70728).

A(5) Form of Variable Life Insurance Policy. Incorporated by reference to Exhibit A(5) to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of America on May 25, 1984 (file no. 2-88607).

A(5)(a) Endorsement to Variable Life Insurance Policy re State of domicile of The Manufacturers Life Insurance Company of America. Incorporated by reference to Exhibit A(5)(a) to Post-Effective Amendment No. 10 to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of America on February 26, 1993 (file no. 2-88607).

A(3)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.). Incorporated by reference to Exhibit A(6) to the Registration Statement on Form S-6 filed July 20, 2000 (file no. 333-41814).

A(6)(b) By-Laws of The Manufacturers Life Insurance Company (U.S.A.). Incorporated by reference to Exhibit A(6)(b) to the Registration Statement on Form S-6 filed July 20, 2000 (file no. 333-41814).

A(8)(a) Service Agreement between The Manufacturers Life Insurance Company of America and The Manufacturers Life Insurance Company. Incorporated by reference to Exhibit A(8)(a) to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of America on May 25, 1984 (file no. 2-88607).

A(8)(a)(i)    Amendment to Service Agreement. Incorporated by reference to
              Exhibit A(8)(a)(i) to Post-Effective Amendment No. 10 to the
              Registration Statement on Form S-6 filed by The Manufacturers Life
              Insurance Company of America on February 26, 1993 (file no.
              2-88607).

A(8)(a)(ii)   Amendments to Service Agreement: May 31, 1993 and June 30, 1993.
              Incorporated by reference to Exhibit A(8)(a)(ii) to the Registration Statement on Form S-6 filed by The Manufacturers Life
              Insurance Company of America (file no. 2-88607).

A(8)(b) Automatic Reinsurance Agreement between The Manufacturers Life Insurance Company of America and The Manufacturers Life Insurance Company. Incorporated by reference to Exhibit A(8)(b) to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of America on May 25, 1984 (file no. 2-88607).

A(8)(c) Form of Assumption Reinsurance Agreement with The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of America - FILED HEREWITH

A(10)         Form of Application for Variable Life Insurance Policy.
              Incorporated by reference to Exhibit A(10) to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of America on May 25, 1984 (file no. 2-88607).

A(11)    Not applicable.

2.  Consents of the following:

        A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company (U.S.A.) - FILED HEREWITH

        B. Opinion and consent of Actuary - Incorporated by reference to Exhibit 6 to Post-Effective Amendment No. 12 to the Registration Statement on Form S-6 filed December 30, 1996 (File No. 2 - 88607).

        C. Consent of Ernst & Young LLP- FILED HEREWITH

        D. Consent of Jones & Blouch L.L.P. - FILED HEREWITH

3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4.  Not applicable.

5.  Powers of Attorney

          (i) (Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Rex Schlaybaugh) incorporated by reference to Exhibit 7 to the Registration Statement on Form S-6 for The Manufacturers Life Insurance Company (U.S.A.) filed July 20, 2000 (File No. 333-41814).

          (ii) (John Ostler) incorporated by reference to Exhibit 15(ii) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001 (File No. 333-70728).

          (iii) (Jim Boyle, John Lyon) incorporated by reference to Exhibit 15
               (iii) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001 (File No. 333-70728).

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 1st day of January, 2002.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT L
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
   COMPANY (U.S.A.)
   (Depositor)


By: /s/ John D. DesPrez III
    -----------------------------
    John D. DesPrez III
    President

THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)


By: /s/ John D. DesPrez III
    -----------------------------
    John D. DesPrez III
    President

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 1st day of January, 2002.


Signature                                          Title
---------                                          -----


/s/ John D. DesPrez III                            Chairman and President
----------------------------                       (Principal Executive Officer)
John D. DesPrez  III

*                                                  Vice President and
----------------------------                       Chief Financial Officer
John Ostler

*                                                  Director
----------------------------
James Boyle


*                                                  Director
----------------------------
Robert A. Cook


*                                                  Director
----------------------------
Geoffrey Guy


*                                                  Director
----------------------------
James O'Malley


*                                                  Director
----------------------------
John Lyon


*                                                  Director
----------------------------
Rex Schlaybaugh, Jr.


*/s/ James D. Gallagher
----------------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Exhibit No.             Description

A(1)(b) Resolution of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.)

A(8)(c)       Form of Assumption Reinsurance Agreement

2 A           Opinion and consent of James D. Gallagher, Esq.

2 C           Consent of Ernst & Young LLP
2 D           Consent of Jones & Blouch L.L.P.